
STONERIDGE, INC.

We have made **progress** in improving operations, growing our geographic footprint and diversifying our business. The future offers additional opportunities for us to grow our business, enhance efficiencies and improve shareholder value.


Stoneridge

Improvements Began



Areas of focus:
- Personal excellence
- Operational excellence
- Financial excellence
- Marketing excellence

Realign businesses
- Electronics
- Control Devices

Focus on underperforming operations

Leverage global services
- Purchasing
- Information technology
- North American administration/HR services

Actions Taken



Significant product launches in sensing, wiring and instrumentation

Strengthen manufacturing base in China

Begin restructuring of manufacturing

Consolidation of business unit structures

Begin continuous improvements

Financial focus
- Generated significant cash flow
- Sold non-strategic assets
- Refinanced revolving credit agreement
- Announced filing of Brazilian joint venture IPO

Continuing Progress



Improve operating efficiencies

Complete restructuring

Improve working capital

Refinance long-term bonds

Top-line annual growth targeted at 5% based on organic growth

Diversify customer base

Develop cross-selling opportunities

Develop lower-cost operational footprint

Target world-class metrics for operations

FINANCIAL HIGHLIGHTS

(In thousands except per share data)

	2007	2006	2005
Net sales	$ 727,120	$ 708,699	$ 671,584
Operating income	$ 34,799	$ 35,063	$ 23,303
Equity in earnings of investees	$ 10,893	$ 7,125	$ 4,052
Net income per diluted share	$ 0.71	$ 0.63	$ 0.04
Primary working capital (a)	$ 110,307	$ 93,013	$ 98,809
Total assets	$ 527,769	$ 501,807	$ 463,038
Cash and cash equivalents	$ 95,924	$ 65,882	$ 40,784
Long-term debt	$ 200,000	$ 200,000	$ 200,000
Shareholders' equity	$ 206,189	$ 178,622	$ 153,991

(a) - Primary working capital is calculated as accounts receivable plus inventories less accounts payable.

ABOUT THE COMPANY

Stoneridge is an independent designer and manufacturer of highly engineered electrical and electronic components, modules and systems principally for the automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle markets. With today's manufacturers and consumers seeking greater and more sophisticated electronic content for all types of vehicles, Stoneridge provides products and technology that deliver benefits such as improved performance, enhanced emission control and more effective management of commercial fleets.

To Our Shareholders:

In last year's annual report, we discussed the road ahead and what we were doing to improve the value of Stoneridge and reposition the Company for the long term. For 2007, we are taking that theme a step further to show the progress we are making as we continue our journey along that road.

We have made progress in improving operations, growing our geographic footprint and diversifying our business. The future offers additional opportunities for us to grow our business, enhance efficiencies and improve shareholder value.

The most visible sign of improvement in 2007 was our 12.7% increase in earnings, to $0.71 per diluted share from $0.63 per diluted share in 2006. Operational improvements, sales gains, cost reductions and improved performance from our joint ventures all contributed to this increase in earnings.

While we faced a difficult year in some of our end markets, compounded by some internal issues, the employees of Stoneridge successfully addressed the challenges and seized the opportunities to drive performance and improve our results. Thanks to their hard work, we have made significant progress in four key areas that are critical in our effort to build value. These areas are personal excellence, operational excellence, financial excellence and marketing excellence.

PERSONAL EXCELLENCE

As part of our journey to personal excellence, we are building one common culture for everyone at Stoneridge. We want each business and employee to take pride in their accomplishments.

Our culture emphasizes that we can collectively make the organization stronger by utilizing the multiple diverse talents within our Company and aligning our efforts toward our common goal of generating greater value for customers and shareholders. The results of 2007 reflect the success of our team and our personal commitment toward achieving our objectives.

What is especially gratifying is that we achieved these results despite the 35% decline in medium- and heavy-duty commercial vehicle production in North America for the year, along with continued challenges related to North American automotive customers and production.



JOHN C. COREY
President and Chief Executive Officer

OPERATIONAL EXCELLENCE

We continued our initiatives to reduce cost and improve efficiency throughout our organization in 2007. After resolving challenges from certain product launches that resulted in inefficiencies and higher costs early in the year, we were able to begin to improve our overall operational performance.

As in the previous year, we again targeted underperforming operations. For example, we realized improvements in our wiring business as a result of our initiatives to close a manufacturing plant in the United States and transfer the work to lower-cost facilities. This plan reduced overhead but required a significant effort from the team to absorb the work into other plants with no deterioration in performance. These actions, along with sales gains, helped improve profit and cash flow. We expect the initiatives to provide continued benefits in the future.

We also announced in October 2007 that we are ceasing manufacturing operations at our Mitcheldean, United Kingdom and Sarasota, Florida facilities. These operations could not be sustained because of significant competitive cost challenges and product losses due to de-contenting by customers. These losses remind us of the need to continuously improve our performance to remain competitive across all fronts – from product innovation and quality, to cost and delivery. Our plan is to consolidate these operations into existing facilities, allowing us to leverage the manufacturing and SG&A overhead structures. We expect this restructuring to be substantially completed by the end of 2008.

The rising cost of raw materials, especially copper and zinc, continued to impact our performance in 2007. We were able to offset some of these increases through forward hedging transactions for copper and long-term supply agreements for zinc. In addition, we continued to build a global network to leverage our purchases across all of Stoneridge, including our joint ventures.

Overall performance metrics improved at most of our locations, and some of our plants are operating at world-class parts-per-million quality levels. However, until all of the Company's operations are running at world-class levels, we will not be satisfied.

The future offers additional opportunities to reduce inefficiencies and improve performance. We are tracking each business on its Cost of Poor Quality (COPQ), with emphasis on premium freight, scrap and waste. Each business unit leader has an objective to reduce COPQ in 2008.

FINANCIAL EXCELLENCE

We also made progress toward improving our returns and lowering our cost of capital. We strengthened our balance sheet with the addition of approximately $46 million in cash flow from operations and the divestiture of non-strategic assets. Over the last two years, we have generated $80 million in operating cash flow.

During the year, we completed a new $100 million asset-based revolving credit facility, with an agreement to extend the maturity until November 2011. This provides us with significant flexibility going forward and eliminated our financial performance covenants. The facility also allows us the flexibility to refinance our senior notes when the capital markets improve.

The employees of Stoneridge successfully addressed the challenges and seized the opportunities to drive performance and improve our results.

We will continue to pursue the refinancing of our senior notes once the capital markets are more stable. With cash on hand and the new borrowing capabilities, we have great flexibility to pursue a number of options for the future.

We reduced the aging of our receivables and improved our cash collection cycle. In addition, our entry into the markets to hedge selected commodities had a positive effect on our material cost and profitability. We also strengthened our financial controls and improved our internal reporting to provide management with more timely information and analysis.

Although our goal is to bring working capital down to 12% of sales, we closed the year slightly above 15%, which is unsatisfactory. This was primarily due to three factors: a mix shift in sales to customers with contractually longer payment terms, a build-up of inventory for the production line transfers, and management's underperformance. We are focused on programs such as e-Kanban to improve our inventory management capabilities and reduce our working capital.

Overall, we are on target to meet our stated goal of improving our return on invested capital (ROIC) to the 12% range.

MARKETING EXCELLENCE

Our revenues have grown by 8.3% over the last two years and by 2.6% in 2007 compared with the prior year, even though our sales in the North American medium- and heavy-duty truck markets declined 35% compared with 2006. On a positive note for the future, we secured approximately $200 million of new business, which will phase into production over the next several years to support our target of 5% annual organic growth.

In Europe, we continued to have good performance from our original equipment and aftermarket businesses as these markets did not experience the same declines as the North American markets. We started the expansion of our tachograph product line. As part of our ongoing lifecycle management of this product line, we are now designing the next generation of tachographs with enhanced features and services timed to the local markets' expectations. In addition, our Europe aftermarket business grew 31% in 2007. This business continues to have a bright future as a result of our new products and market expansion.

In North America, we created a more focused and integrated business structure by consolidating the Alphabet and TED business units to form the North American Electronics Division. This group demonstrated its speed and flexibility by winning a U.S defense program award for the MRAP (Mine Resistant Ambush Protected) vehicle. This award opens a potential new market for us in the defense segment as we achieved all necessary certifications to be a Department of Defense supplier.

Other positives for 2007 included a 21.0% increase in sales to agricultural and other markets, and a 67.5% growth in sales of our emission products. We expect to see a continuation of emission product growth based on the orders awarded during the year.

Our China operations are successfully developing our market presence in the Asia Pacific region. Sales gains in 2007 enabled this portion of our business to report a small profit and its first positive cash flow in the fourth quarter. This is a small but not insignificant step for our future growth as we use this platform to win new business awards and expand our presence in the region. We are strengthening our business development capabilities and have placed responsibility on our business unit leaders to develop and execute our strategic expansion plans for this region.

GLOBAL PROGRESS THROUGH JOINT VENTURES

Our joint ventures continued to perform well and offer good opportunities based on the growth rates in their domestic economies. Minda Stoneridge, our India-based joint venture in electronics and instrumentation for the motorcycle and commercial vehicle market, grew sales by 36% in 2007 and continued to meet our long-range plan for the business. We expect Minda Stoneridge to experience double-digit sales and earnings growth. This projection is based on the growth of the India market as well as export demand for commercial vehicles, automobiles and motorcycles.

PST, our joint venture in Brazil, grew revenues by 41% in 2007. This increase was primarily the result of growth in its markets and market share, but also reflects the strength of the Brazilian currency against the U.S. dollar. PST designs and manufactures vehicle security and customer convenience products. We expect PST to continue to experience double-digit sales and earnings growth. This projection is based on the growth in the market for security and related products, as well as PST's penetration with its three channels of distribution – aftermarket, dealers and distributors, and original equipment manufacturers.

In 2007, Stoneridge's equity earnings reached $10.9 million from the contributions of our joint ventures, an improvement of $3.8 million, or 52%, over 2006. We expect both of these joint ventures to continue to add value in the future.

TECHNOLOGY PROGRESS

During 2007, we improved our performance in product development and technology advancements in areas such as instrumentation and tachograph products, which offer good growth opportunities, particularly in Europe.

In emission control products, we booked new awards for our exhaust gas temperature (EGT) sensors. We are also working on chemical sensors to address the market need mandated by emission law changes in 2010 and beyond. We believe we have significant global growth opportunities in the emission control segment.

In our sensor business, we were selected by major customers for further development work on our magnetic sensing capabilities, which should provide opportunities in the off-highway markets as these technologies are implemented around 2010. By leveraging the internal capabilities of our Company's electronics and actuation expertise, we have developed drivetrain products that integrate sensing and actuation to enable smaller, more efficient solutions. We also secured contracts to supply non-contact capacitive sensing products for a major automotive manufacturer.

In these and other areas, Stoneridge is developing solutions to meet the changing needs of a diverse range of markets.

CONTINUING TO BUILD VALUE

Finally, I would like to thank our Board of Directors for their insight, involvement and commitment to act in the best interests of our shareholders. The management team has frequent opportunities to discuss our business and plans with the Board, which strengthens our decision-making.

I would also like to offer a few words of gratitude regarding Avery Cohen, who is retiring from the Board this year. Avery became corporate counsel in the late 1970s when the Company's revenues were around $1 million. He became a Board member in 1980 and participated in many significant milestones as Stoneridge grew, from the acquisitions of various businesses to the public listing of the Company. We thank Avery for his support and advice over the years.

As I stated at the beginning of this letter, the value we build at Stoneridge is a result of our associates and their efforts. They did a fine job in 2007. I am proud of what they accomplished. We look forward to the journey on the road ahead to continue our progress toward improvement and building value.

JOHN C. COREY, President and Chief Executive Officer
March 19, 2008


2007 ANNUAL REPORT

THE PROGRESS CONTINUES...

Stoneridge's successes of 2007 reflect the significant commitment of the entire organization toward the goal of creating a stronger global company with excellent potential for long-term growth and steady returns for shareholders. The Company is focusing on serving global markets, reshaping its organization, becoming more flexible and cost-effective to take advantage of profitable opportunities, and adding greater diversity to its customer base. As a result, today's Stoneridge is better able to provide technologically advanced solutions to meet the changing needs of customers around the world.

The Company is organized into two business segments. The Electronics segment, formerly known as Vehicle Management and Power Distribution, produces instrument clusters, control units, driver information systems, and electrical distribution systems such as wiring harnesses and connectors for power and signal distribution. The Control Devices segment designs and manufactures electronic and electromechanical switches, control actuation devices and sensors.

Each segment is benefiting from current long-term trends in the global marketplace, such as newly legislated restrictions on exhaust emissions and the demand for more efficient, better-performing and "smarter" control, monitoring and instrumentation systems. These trends are contributing to the rising electronics content in vehicles being manufactured today, as well as those being developed for tomorrow. Stoneridge is well-positioned, through its global operations and strong customer relationships, to take advantage of these trends.

AREAS OF OPPORTUNITY



Emission Control

Stoneridge sensors, valves and coils allow engines and exhaust systems to operate more efficiently and reduce emissions of potentially harmful substances into the environment.



Performance Enhancement

Complex electronic systems help improve the performance of today's commercial vehicle fleets through a variety of instrumentation, measurement and communication enhancements.



Fuel Efficiency

High fuel costs and environmental concerns continue to intensify global demand for more-efficient vehicles. Sensors, switches and actuators play key roles in engine management systems [illegible] efficiency.



Safety and Convenience

From the speed sensors used in antilock braking systems to the [illegible] switches and other control devices used for a wide range of functions throughout the vehicle, Stoneridge products enhance both safety and convenience.





NEW PRODUCTS SERVE CHANGING NEEDS

Stoneridge provides custom-engineered, technologically based products for a wide range of automotive, commercial vehicle, agricultural and off-highway vehicle manufacturers. These customers turn to Stoneridge as a vital partner in the implementation of improvements and modifications for their current and next-generation models.

One of the most promising areas of growth for the Company is the global demand for more effective control of exhaust emissions. Governments around the world have adopted stricter emission regulations that will have a significant impact on vehicles and manufacturers in the coming years. Stoneridge produces high-temperature sensors, speed sensors and coil products to help state-of-the-art emission control systems perform more effectively. One of its most important product launches during the year was its new line of exhaust gas temperature (EGT) sensors for emission control systems.

Another area of growth in the automotive sector is the rising popularity of all-wheel-drive systems, which are becoming more common as a feature of light passenger vehicles in addition to light trucks, SUVs and crossover vehicles. To meet this growing demand, Stoneridge provides a variety of actuator and sensor products for all-wheel-drive systems in a wide range of vehicle types. The Company's ability to combine actuation, non-contact sensing and integrated electronics results in more reliable and robust solutions, reduced warranty and system costs, and lower overall costs for its customers.

The drive to improve the operating performance and energy efficiency of commercial and off-road vehicles is also leading to increased demand for the Company's products, including torque sensors, cylinder position sensors and rotary position sensors. Benefits of these products include greater vehicle durability, improved operator and energy efficiency, increased safety and easier production assembly.

Meanwhile, the adoption of state-of-the-art instrumentation systems for commercial vehicles has increased the demand for Stoneridge products as these systems become more sophisticated. Products include instrument panels, digital tachograph systems that record driver hours and other vehicle information, and telematics systems that assist in fleet tracking and diagnostics.





LOW-COST, GLOBAL PRODUCTION

Stoneridge continues to focus on decreasing the costs of its operations to serve global customers more efficiently and competitively. A major part of this effort was the combination of six divisions into two distinct business units – Control Devices and Electronics – which the Company completed in 2007. As a result, Stoneridge has been able to begin implementing a number of initiatives to reduce manufacturing overhead and streamline operations, including the transfer of production to lower-cost manufacturing facilities in Mexico, China and Estonia.

As part of this effort, Stoneridge announced during the fourth quarter of 2007 that it would cease manufacturing at its Sarasota, Florida and Mitcheldean, England locations, with production being consolidated to its Lexington, Ohio; Suzhou, China; and Tallinn, Estonia facilities. The Company anticipates incurring total pre-tax charges of approximately $9-13 million in 2008 for the restructuring, net of an expected gain from the Sarasota facility sale. These initiatives are expected to be substantially complete by December 31, 2008, with annual savings estimated in the range of $8-12 million beginning in 2009.

In addition to the consolidation of production from Sarasota to Lexington, Stoneridge is creating a 25,000-square-foot world technical center complex at Lexington to advance its technology and product development in close proximity to many of its key customers. In Tallinn, Estonia, the Company is constructing a state-of-the-art manufacturing facility to benefit from the site's lower labor costs and advantageous location to better serve the growing markets of the surrounding region.

Joint ventures also continue to enable Stoneridge to expand its ability to serve markets cost-effectively around the world. The Company's PST joint venture in Brazil serves the growing vehicle security system aftermarket as well as the vehicle electrical and electronic markets in that country. In India, the Minda Stoneridge joint venture manufactures electronics and instrumentation equipment primarily for motorcycles and commercial vehicles. These joint ventures continue to grow by introducing new products, serving new markets and expanding their customer bases.

Stoneridge's ongoing organizational restructuring is designed not only to reduce manufacturing costs, but also to strengthen its ability to meet the requirements of global and regional customers in growing markets. Benefits from these actions include lower overhead investment, increased operating efficiency, improved global purchasing power and a more efficient global supplier base.

The Company's focus on Lean manufacturing efficiencies and e-Kanban production controls is eliminating waste, improving efficiency and driving down costs throughout its global operations. Additionally, its product lifecycle management strategy enables the efficient redesign of products to quickly respond to the changing needs of the marketplace and to drive down costs.

Throughout its endeavors, from the construction of new facilities to the sale of products that help manufacturers and operators monitor and reduce emissions, Stoneridge is committed to the adoption of environmentally friendly technology.



IMPROVED FLEXIBILITY AND DIVERSITY

Stoneridge's dual global manufacturing strategy – to optimize its locations to meet the regional requirements of its customers while reducing operating costs and leveraging its global purchasing power – is helping to create a stronger, more flexible company with a more diverse customer base.

One example of the Company's flexibility, increasing market diversity and strong customer relationships was the award it was granted in 2007 from an existing customer to supply product for the U.S. military's MRAP (Mine Resistant Ambush Protected) vehicle project. This award resulted from the Company's ability to respond quickly to a request from a major customer to develop and deliver product for a new application and market.

Expanding its ability to serve growing markets is a key element in Stoneridge's strategy as it strengthens its long-term potential for growth and profits. With its newly consolidated and streamlined organization, the Company is aligning itself to support a more global and diversified customer base.

Stoneridge will continue to generate long-term value for its customers and shareholders by cultivating relationships with market-leading global manufacturers. These manufacturers are turning more and more toward technology-based solution providers, such as Stoneridge, to make their products more competitive, improve performance, and meet the requirements of governments and consumers.

MAJOR WORLDWIDE LOCATIONS

NORTH AMERICA
Canton, Massachusetts
Chihuahua, Mexico
Juarez, Mexico
Lexington, Ohio
Monclova, Mexico
Novi, Michigan (1)
Portland, Indiana
Sarasota, Florida (2)
Warren, Ohio

EUROPE
Bayonne, France
Dundee, Scotland
Madrid, Spain
Mitcheldean, England (2)
Orebro, Sweden
Stockholm, Sweden
Stuttgart, Germany (1)
Tallinn, Estonia

ASIA
Pune, India (3)
Shanghai, China (1)
Suzhou, China

SOUTH AMERICA
Manaus, Brazil (3)
Sao Paulo, Brazil (3)

(1) Sales office location
(2) Ceasing manufacturing related to restructuring initiatives
(3) Joint venture location

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________ Commission file number: 001-13337

STONERIDGE, INC.

(Exact name of registrant as specified in its charter)

Ohio	34-1598949
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
9400 East Market Street, Warren, Ohio	44484
(Address of principal executive offices)	*(Zip Code)*

(330) 856-2443

Registrant's telephone number, Including Area Code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, without par value	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

☐ Yes ☑ No

As of June 30, 2007, the aggregate market value of the registrant's Common Shares, without par value, held by non-affiliates of the registrant was approximately $174.5 million. The closing price of the Common Shares on June 29, 2007 as reported on the New York Stock Exchange was $12.34 per share. As of June 30, 2007, the number of Common Shares outstanding was 24,223,817.

The number of Common Shares, without par value, outstanding as of February 22, 2008 was 24,207,708.

DOCUMENTS INCORPORATED BY REFERENCE

Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 5, 2008, into Part III, Items 10, 11, 12, 13 and 14.

STONERIDGE, INC. AND SUBSIDIARIES

INDEX

PART I

ITEM 1. *BUSINESS.*

Overview

Founded in 1965, Stoneridge, Inc. (the "Company") is an independent designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle markets. Our custom-engineered products are predominantly sold on a sole-source basis and consist of application-specific control devices, sensors, vehicle management electronics and power and signal distribution systems. These products comprise the elements of every vehicle's electrical system, and individually interface with a vehicle's mechanical and electrical systems to (i) activate equipment and accessories, (ii) display and monitor vehicle performance and (iii) control and distribute electrical power and signals. Our products improve the performance, safety, convenience and environmental monitoring capabilities of our customers' vehicles. As such, the growth in many of the product areas in which we compete is driven by the increasing consumer desire for safety, security and convenience coupled with the need for original equipment manufacturers ("OEM") to meet safety requirements in addition to the general trend of increased electrical and electronic content per vehicle. Our technology and our partnership-oriented approach to product design and development enables us to develop next-generation products and to excel in the transition from mechanical-based components and systems to electrical and electronic components, modules and systems.

Products

We conduct our business in two reportable segments: Electronics and Control Devices. Under the provisions of Statement of Financial Accounting Standard ("SFAS") No. 131, *Disclosures about Segments of an Enterprise and Related Information*, the Company's operating segments are aggregated based on sharing similar economic characteristics. Other aggregation factors include the nature of products offered and management and oversight responsibilities. The core products of the Electronics reportable segment include vehicle electrical power and distribution systems and electronic instrumentation and information display products. The core products of the Control Devices reportable segment include electronic and electrical switch products, control actuation devices and sensors. We design and manufacture the following vehicle parts:

Electronics. The Electronics reportable segment produces electronic instrument clusters, electronic control units, driver information systems and electrical distribution systems, primarily wiring harnesses and connectors for electrical power and signal distribution. These products collect, store and display vehicle information such as speed, pressure, maintenance data, trip information, operator performance, temperature, distance traveled and driver messages related to vehicle performance. In addition, power distribution systems regulate, coordinate and direct the operation of the entire electrical system within a vehicle compartment. These products use state-of-the-art hardware, software and multiplexing technology and are sold principally to the medium- and heavy-duty truck, agricultural and off-highway vehicle markets.

Control Devices. The Control Devices reportable segment produces products that monitor, measure or activate a specific function within the vehicle. Product lines included within the Control Devices segment are sensors, switches, actuators, as well as other electronic products. Sensor products are employed in most major vehicle systems, including the emissions, safety, powertrain, braking, climate control, steering and suspension systems. Switches transmit a signal that activates specific functions. Hidden switches are not typically seen by vehicle passengers, but are used to activate or deactivate selected functions. Customer activated switches are used by a vehicle's operator or passengers to manually activate headlights, rear defrosters and other accessories. In addition, the Control Devices segment designs and manufactures electromechanical actuator products that enable users to deploy power functions in a vehicle and can be designed to integrate switching and control functions. We sell these products principally to the automotive market.

The following table presents net sales by reportable segment, as a percentage of total net sales:

	For the Fiscal Years Ended December 31,		
	2007	2006	2005
Electronics	61%	62%	57%
Control Devices	39	38	43
Total	100%	100%	100%

For further information related to our reportable segments and financial information about geographic areas, see Note 13, "Segment Reporting," to the consolidated financial statements included in this report.

Production Materials

The principal production materials used in the manufacturing process for both reportable segments include: copper wire, zinc, cable, resins, plastics, printed circuit boards and certain electrical components such as microprocessors, memories, resistors, capacitors, fuses, relays and connectors. We purchase such materials pursuant to both annual contract and spot purchasing methods. Such materials are readily available from multiple sources, but we generally establish collaborative relationships with a qualified supplier for each of our key production materials in order to lower costs and enhance service and quality. Any change in the supply of, or price for, these raw materials could materially affect our results of operations and financial condition.

Patents and Intellectual Property

Both of our reportable segments maintain and have pending various U.S. and foreign patents and other rights to intellectual property relating to our business, which we believe are appropriate to protect the Company's interests in existing products, new inventions, manufacturing processes and product developments. We do not believe any single patent is material to our business, nor would the expiration or invalidity of any patent have a material adverse effect on our business or ability to compete. We are not currently engaged in any material infringement litigation, nor are there any material infringement claims pending by or against the Company.

Industry Cyclicality and Seasonality

The markets for products in both of our reportable segments have historically been cyclical. Because these products are used principally in the production of vehicles for the automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle markets, sales, and therefore results of operations, are significantly dependent on the general state of the economy and other factors, like the impact of environmental regulations on our customers, which affect these markets. A decline in automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle production of our principal customers could adversely impact the Company. Approximately 40%, 38% and 43% of our net sales in 2007, 2006 and 2005, respectively, were made to the automotive market. Approximately 60%, 62% and 57% of our net sales in 2007, 2006 and 2005, respectively, were derived from the medium- and heavy-duty truck, agricultural and off-highway vehicle markets.

We typically experience decreased sales during the third calendar quarter of each year due to the impact of scheduled OEM plant shutdowns in July for vacations and new model changeovers. The fourth quarter is similarly impacted by plant shutdowns for the holidays.

Customers

We are dependent on a small number of principal customers for a significant percentage of our sales. The loss of any significant portion of our sales to these customers or the loss of a significant customer would have a material adverse impact on the financial condition and results of operations of the Company. We supply numerous different parts to each of our principal customers. Contracts with several of our customers provide for supplying their requirements for a particular model, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model, which is generally three to seven years. Therefore, the loss of a contract for a major model or a significant decrease in demand for certain key models or group of related models sold by any of our major customers could have a material adverse impact on the Company. We may also enter into contracts to supply parts, the introduction of which may then be delayed or not used at all. We also compete to supply products for successor models and are therefore subject to the risk that the customer will not select the Company to produce products on any such model, which could have a material adverse impact on the financial condition and results of operations of the Company. In addition, we sell products to other customers that are ultimately sold to our principal customers.

The following table presents the Company's principal customers, as a percentage of net sales:

	For the Fiscal Years Ended December 31,		
	2007	2006	2005
Navistar International	20%	25%	22%
Ford Motor Company	8	6	7
Deere & Company	7	6	6
MAN AG	6	6	2
General Motors	6	5	5
Chrysler LLC	5	5	9
Other	48	47	49
Total	100%	100%	100%

Backlog

Our products are produced from readily available materials and have a relatively short manufacturing cycle; therefore our products are not on backlog status. Each of our production facilities maintains its own inventories and production schedules. Production capacity is adequate to handle current requirements and can be expanded to handle increased growth if needed.

Competition

Markets for our products in both reportable segments are highly competitive. The principal methods of competition are technological innovation, price, quality, service and timely delivery. We compete for new business both at the beginning of the development of new models and upon the redesign of existing models. New model development generally begins two to five years before the marketing of such models to the public. Once a supplier has been selected to provide parts for a new program, an OEM customer will usually continue to purchase those parts from the selected supplier for the life of the program, although not necessarily for any model redesigns.

Our diversity in products creates a wide range of competitors, which vary depending on both market and geographic location. We compete based on strong customer relations and a fast and flexible organization that develops technically effective solutions at or below target price. We compete against the following primary competitors:

Electronics. Our primary competitors include Continental AG/Siemens VDO, AFL Automotive, Yazaki, Delphi, and Leoni.

Control Devices. Our primary competitors include TRW, Methode, Sensata, Denso, Delphi, Bosch, Continental AG/Siemens VDO, Aisin, and Alps.

Product Development

Our research and development efforts are largely product development oriented and consist primarily of applying known technologies to customer generated problems and situations. We work closely with our customers to creatively solve problems using innovative approaches. The majority of our development expenses are related to customer-sponsored programs where we are involved in designing custom-engineered solutions for specific applications or for next generation technology. To further our vehicles platform penetration, we have also developed collaborative relationships with the design and engineering departments of key customers. These collaborative efforts have resulted in the development of new and complimentary products and the enhancement of existing products.

Development work at the Company is largely performed on a decentralized basis. We have engineering and product development departments located at a majority of our manufacturing facilities. To ensure knowledge sharing among decentralized development efforts, we have instituted a number of mechanisms and practices whereby innovation and best practices are shared. The decentralized product development operations are complimented by larger technology groups in Canton, Massachusetts and Stockholm, Sweden.

We use efficient and quality oriented work processes to address our customers' high standards. Our product development technical resources include a full complement of computer-aided design and engineering ("CAD/CAE") software systems, including (i) virtual three-dimensional modeling, (ii) functional simulation and analysis capabilities and (iii) data links for rapid prototyping. These CAD/CAE systems enable the Company to expedite product design and the manufacturing process to shorten the development time and ultimately time to market.

We are further strengthening our electrical engineering competencies through investment in equipment such as (i) automotive electro-magnetic compliance test chambers, (ii) programmable automotive and commercial vehicle transient generators, (iii) circuit simulators and (iv) other environmental test equipment. Additional investment in product machining equipment has allowed us to fabricate new product samples in a fraction of the time required historically. Our product development and validation efforts are supported by full service, on-site test labs at most manufacturing facilities, thus enabling cross-functional engineering teams to optimize the product, process and system performance before tooling initiation.

We have invested, and will continue to invest in technology to develop new products for our customers. Research and development costs incurred in connection with the development of new products and manufacturing methods, to the extent not recoverable from the customer, are charged to selling, general and administrative expenses, as incurred. Such costs amounted to approximately $44.2 million, $40.8 million and $39.2 million for 2007, 2006 and 2005, respectively, or 6.1%, 5.8% and 5.8% of net sales for these periods.

We will continue shifting our investment spending toward the design and development of new products rather than focusing on sustaining existing product programs for specific customers. This shift is essential to the future growth of the Company. However, the typical product development process takes three to five years to show tangible results. As part of our effort to shift our investment spending, we reviewed our current product portfolio and adjusted our spending to either accelerate or eliminate our investment in these products, based on our position in the market and the potential of the market and product.

Environmental and Other Regulations

Our operations are subject to various federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. We believe that our business, operations and facilities have been and are being operated in compliance, in all material respects, with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations.

Employees

As of December 31, 2007, we had approximately 5,600 employees, approximately 1,300 of whom were salaried and the balance of whom were paid on an hourly basis. Except for certain employees located in Mexico, Sweden, and the United Kingdom, our employees are not represented by a union. Our unionized workers are not covered by collective bargaining agreements. We believe that relations with our employees are good.

Joint Ventures

We form joint ventures in order to achieve several strategic objectives including gaining access to new markets, exchanging technology and intellectual capital, broadening our customer base and expanding our product offerings. Specifically we have formed joint ventures in Brazil, PST Eletrônica S.A. ("PST"), and India, Minda Stoneridge Instruments Ltd. ("Minda"), and continue to explore similar business opportunities in other global markets. We have a 50% interest in PST and a 49% interest in Minda. We entered into our PST joint venture in October 1997 and our Minda joint venture in August 2004. Each of these investments is accounted for using the equity method of accounting.

Our joint ventures have contributed positively to our financial results in 2007, 2006 and 2005. Equity earnings by joint venture for the fiscal years ended December 31, 2007, 2006 and 2005 are summarized in the following table (in thousands):

	For the Fiscal Years Ended December 31,		
	2007	2006	2005
PST	$10,351	$6,771	$3,976
Minda	542	354	76
Total equity earnings of investees	$10,893	$7,125	$4,052

In Brazil, our PST joint venture, which is an electronic system provider focused on security and convenience applications primarily for the vehicle and motorcycle industry, generated net sales of $133.1 million, $94.1 million and $70.8 million in 2007, 2006 and 2005, respectively. We also received dividend payments of $5.6 million, $3.7 million and $2.2 million from PST in 2007, 2006 and 2005, respectively. During 2006, we increased our ownership in Minda, which produces electronics and instrumentation products for the motorcycle and commercial vehicle markets in India, from 20% to 49% for $2.6 million in cash.

Available Information

We make available, free of charge through our website (www.stoneridge.com), our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, and other filings with the Securities and Exchange Commission ("SEC"), as soon as reasonably practicable after they are filed with the SEC. Our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, Whistleblower Policy and Procedures and the charters of the Board's Audit, Compensation and Nominating and Corporate Governance Committees are posted on our website as well. Copies of these documents will be available to any shareholder upon request. Requests should be directed in writing to Investor Relations at 9400 East Market Street, Warren, Ohio 44484.

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company.

ITEM 1A. *RISK FACTORS.*

Our business is cyclical and seasonal in nature and downturns in the automotive, medium- and heavy-duty truck, agricultural and off-road vehicle markets could reduce the sales and profitability of our business.

The demand for our products is largely dependent on the domestic and foreign production of automobiles, medium- and heavy-duty trucks, agricultural and off-road vehicles. The markets for our products have historically been cyclical, because new vehicle demand is dependent on, among other things, consumer spending and is tied closely to the overall strength of the economy. Because our products are used principally in the production of vehicles for the automotive, medium- and heavy-duty truck, agricultural and off-road vehicle markets, our sales, and therefore our results of operations, are significantly dependent on the general state of the economy and other factors which affect these markets. A decline in automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle production could adversely impact our results of operations and financial condition. In 2007, approximately 40% of our net sales were made to the automotive market and approximately 60% were derived from the medium- and heavy-duty truck, agricultural and off-highway vehicle markets. Seasonality experienced by the automotive industry also impacts our operations. We typically experience decreased sales during the third quarter of each year due to the impact of scheduled OEM customer plant shutdowns in July for vacations and new model changeovers. The fourth quarter is also impacted by plant shutdowns for the holidays.

Our business is very competitive and increased competition could reduce our sales.

Markets for our products are highly competitive and the Company can offer no assurance that we can maintain our product pricing levels with our customers. We compete based on technological innovation, price, quality, service and timely delivery. Many of our competitors are more diversified and have greater financial and other resources than we do. We cannot assure you that our business will not be adversely affected by competition or that we will be able to maintain our profitability if the competitive environment changes.

The prices that we can charge some of our customers are predetermined and we bear the risk of costs in excess of our estimates.

Our supply agreements with some of our customers require us to provide our products at predetermined prices. In some cases, these prices decline over the course of the contract and may require us to meet certain productivity and cost reduction targets. In addition, our customers may require us to share productivity savings in excess of our cost reduction targets. The costs that we incur in fulfilling these contracts may vary substantially from our initial estimates. Unanticipated cost increases or the inability to meet certain cost reduction targets may occur as a result of several factors, including increases in the costs of labor, components or materials. In some cases, we are permitted to pass on to our customers the cost increases associated with specific materials. Cost overruns that we cannot pass on to our customers could adversely affect our business, results of operations and financial condition.

We are dependent on the availability and price of raw materials.

We require substantial amounts of raw materials and substantially all raw materials we require are purchased from outside sources. The availability and prices of raw materials may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers' allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and worldwide price levels. Any change in the supply of, or price for, these raw materials could materially affect our results of operations and financial condition.

Our strategic initiatives may be unsuccessful, may take longer than anticipated, or may result in unanticipated costs.

Our future strategic initiatives include restructuring activities. We announced restructuring initiatives in fiscal year 2007. There is no assurance that the total costs and total cash costs associated with the restructuring initiatives will not exceed our estimates, or that we will be able to achieve the intended benefits of these restructurings activities.

The loss or insolvency of any of our major customers would adversely affect our future results.

We are dependent on a small number of principal customers for a significant percentage of our net sales. In 2007, Navistar International, Ford Motor Company, Deere & Company, MAN AG, General Motors and Chrysler LLC accounted for 20%, 8%, 7%, 6%, 6%, and 5% of our net sales, respectively. The loss of any significant portion of our sales to these customers or any other customers would have a material adverse impact on our results of operations and financial condition. The contracts we have entered into with many of our customers provide for supplying the customers' requirements for a particular model, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model, which is generally three to seven years. These contracts are subject to renegotiation, which may affect product pricing and generally may be terminated by our customers at any time. Therefore, the loss of a contract for a major model or a significant decrease in demand for certain key models or group of related models sold by any of our major customers could have a material adverse impact on our results of operations and financial condition by reducing cash flows and our ability to spread costs over a larger revenue base. We also compete to supply products for successor models and are subject to the risk that the customer will not select us to produce products on any such model, which could have a material adverse impact on our results of operations and financial condition. In addition, we have significant receivable balances related to these customers and other major customers that would be at risk in the event of their bankruptcy.

Consolidation among vehicle parts customers and suppliers could make it more difficult for us to compete favorably.

The vehicle part supply industry has undergone a significant consolidation as OEM customers have sought to lower costs, improve quality and increasingly purchase complete systems and modules rather than separate components. As a result of the cost focus of these major customers, we have been, and expect to continue to be, required to reduce prices. Because of these competitive pressures, we cannot assure you that we will be able to increase or maintain gross margins on product sales to our customers. The trend toward consolidation among vehicle parts suppliers is resulting in fewer, larger suppliers who benefit from purchasing and distribution economies of scale. If we cannot achieve cost savings and operational improvements sufficient to allow us to compete favorably in the future with these larger, consolidated companies, our results of operations and financial condition could be adversely affected.

Our physical properties and information systems are subject to damage as a result of disasters, outages or similar events.

Our offices and facilities, including those used for design and development, material procurement, manufacturing, logistics and sales are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of any number of unexpected events. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it could disrupt our operations, delay production, shipments and revenue, and result in large expenses to repair or replace these facilities or offices.

In addition, network and information system shutdowns caused by unforeseen events such as power outages, disasters, hardware or software defects, computer viruses and computer hacking pose increasing risks. Such an event could also result in the disruption of our operations, delay production, shipments and revenue, and result in large expenditures necessary to repair or replace such network and information systems.

We must implement and sustain a competitive technological advantage in producing our products to compete effectively.

Our products are subject to changing technology, which could place us at a competitive disadvantage relative to alternative products introduced by competitors. Our success will depend on our ability to continue to meet customers' changing specifications with respect to quality, service, price, timely delivery and technological innovation by implementing and sustaining competitive technological advances. Our business may, therefore, require significant ongoing and recurring additional capital expenditures and investment in research and development and manufacturing and management information systems. We cannot assure you that we will be able to achieve the technological advances or introduce new products that may be necessary to remain competitive. Our inability to continuously improve existing products and to develop new products and to achieve technological advances could have a material adverse effect on our results of operations and financial condition.

We may experience increased costs associated with labor unions that could adversely affect our financial performance and results of operations.

As of December 31, 2007, we had approximately 5,600 employees, approximately 1,300 of whom were salaried and the balance of whom were paid on an hourly basis. Certain employees located in Mexico, Sweden, and the United Kingdom are represented by a union but not collective bargaining agreements. We cannot assure you that our employees will not be covered by collective bargaining agreements in the future or that any of our facilities will not experience a work stoppage or other labor disruption. Any prolonged labor disruption involving our employees, employees of our customers, a large percentage of which are covered by collective bargaining agreements, or employees of our suppliers could have a material adverse impact on our results of operations and financial condition by disrupting our ability to manufacture our products or the demand for our products.

Compliance with environmental and other governmental regulations could be costly and require us to make significant expenditures.

Our operations are subject to various federal, state, local and foreign laws and regulations governing, among other things:

- the discharge of pollutants into the air and water;
- the generation, handling, storage, transportation, treatment, and disposal of waste and other materials;
- the cleanup of contaminated properties; and
- the health and safety of our employees.

We believe that our business, operations and facilities have been and are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. The operation of our manufacturing facilities entails risks and we cannot assure you that we will not incur material costs or liabilities in connection with these operations. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

We may incur material product liability costs.

We are subject to the risk of exposure to product liability claims in the event that the failure of any of our products results in personal injury or death and we cannot assure you that we will not experience material product liability losses in the future. In addition, if any of our products prove to be defective, we may be required to participate in government-imposed or OEM- instituted recalls involving such products. We maintain insurance against such product liability claims, but we cannot assure you that such coverage will be adequate for liabilities ultimately incurred or that it will continue to be available on terms acceptable to us. A successful claim brought against us that exceeds available insurance coverage or a requirement to participate in any product recall could have a material adverse effect on our results of operations and financial condition.

We are subject to risks related to our international operations.

Approximately 28.1% of our net sales in 2007 were derived from our European and other international operations, and European and other international non-current assets accounted for approximately 9.7% of our non-current assets as of December 31, 2007. International sales and operations are subject to significant risks, including, among others:

- political and economic instability;
- restrictive trade policies;
- economic conditions in local markets;
- currency exchange controls;
- labor unrest;
- difficulty in obtaining distribution support and potentially adverse tax consequences; and
- the imposition of product tariffs and the burden of complying with a wide variety of international and U.S. export laws.

Additionally, to the extent any portion of our net sales and expenses are denominated in currencies other than the U.S. dollar, changes in exchange rates could have a material adverse effect on our results of operations and financial condition.

ITEM 1B. *UNRESOLVED STAFF COMMENTS.*

None.

ITEM 2. *PROPERTIES.*

The Company and our joint ventures currently own or lease 20 manufacturing facilities, which together contain approximately 1.5 million square feet of manufacturing space. Of these manufacturing facilities, 11 are used by our Electronics reportable segment, 6 are used by our Control Devices reportable segment and 3 are owned by our joint venture companies. The following table provides information regarding our facilities:

Location	Owned/ Leased	Use	Square Footage
Electronics			
Portland, Indiana	Owned	Manufacturing	182,000
Juarez, Mexico	Owned	Manufacturing/Division Office	178,000
Chihuahua, Mexico	Owned	Manufacturing	135,569
El Paso, Texas	Leased	Warehouse	93,000
Orebro, Sweden	Leased	Manufacturing	77,472
Mitcheldean, England	Leased	Manufacturing	74,790
Monclova, Mexico	Leased	Manufacturing	68,436
Chihuahua, Mexico	Leased	Manufacturing	49,805
Stockholm, Sweden	Leased	Engineering Office/Division Office	37,714
Dundee, Scotland	Leased	Manufacturing	32,753
Tallinn, Estonia	Leased	Manufacturing	28,352
Warren, Ohio	Leased	Engineering Office/Division Office	24,570
Tallinn, Estonia	Leased	Manufacturing/Warehouse	21,635
Chihuahua, Mexico	Leased	Manufacturing	10,000
Bayonne, France	Leased	Sales Office	8,267
Madrid, Spain	Leased	Sales Office/Warehouse	1,560
Rome, Italy	Leased	Sales Office	1,216
Stuttgart, Germany	Leased	Sales Office/Engineering Office	1,000
Control Devices			
Lexington, Ohio	Owned	Manufacturing/Division Office	152,742
Canton, Massachusetts	Owned	Manufacturing/Division Office	132,560
Sarasota, Florida	Owned	Manufacturing	115,000
Canton, Massachusetts	Leased	Manufacturing	58,077
Suzhou, China	Leased	Manufacturing	24,412
Lexington, Ohio	Owned	Manufacturing	10,120
Sarasota, Florida	Owned	Warehouse	7,500
Lexington, Ohio	Leased	Warehouse	5,000
Corporate			
Novi, Michigan	Leased	Sales Office/Engineering Office	9,400
Warren, Ohio	Owned	Headquarters	7,500
Shanghai, China	Leased	Sales Office	270
Seoul, South Korea	Leased	Sales Office	107
Joint Ventures			
Pune, India	Owned	Manufacturing/Engineering Office/Sales Office	76,000
Manaus, Brazil	Owned	Manufacturing	73,550
São Paulo, Brazil	Owned	Manufacturing/Engineering Office/Sales Office	41,323
Buenos Aires, Argentina	Leased	Sales Office	3,551

ITEM 3. *LEGAL PROCEEDINGS.*

The Company is involved in certain legal actions and claims arising in the ordinary course of business. The Company, however, does not believe that any of the litigation in which it is currently engaged, either individually or in the aggregate, will have a material adverse effect on its business, consolidated financial position or results of operations. The Company is subject to the risk of exposure to product liability claims in the event that the failure of any of its products causes personal injury or death to users of the Company's products and there can be no assurance that the Company will not experience any material product liability losses in the future. The Company maintains insurance against such product liability claims. In addition, if any of the Company's products prove to be defective, the Company may be required to participate in the government-imposed or OEM customer-instituted recall involving such products.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.*

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

Executive Officers of the Company

Each executive officer of the Company is appointed by the Board of Directors, serves at its pleasure and holds office until a successor is appointed, or until the earlier of death, resignation or removal. The Board of Directors generally appoints executive officers annually. The executive officers of the Company are as follows:

Name	Age	Position
John C. Corey	60	President, Chief Executive Officer and Director
George E. Strickler. .	60	Executive Vice President, Chief Financial Officer and Treasurer
Thomas A. Beaver . .	54	Vice President of Global Sales and Systems Engineering
Mark J. Tervalon . . .	41	Vice President of the Company and President of the Stoneridge Electronics Division

John C. Corey, President, Chief Executive Officer and Director. Mr. Corey has served as President and Chief Executive Officer since being appointed by the Board of Directors in January 2006. Mr. Corey has served as a Director on the Board of Directors since January 2004. Prior to his employment with the Company, Mr. Corey served from October 2000, as President and Chief Executive Officer and Director of Safety Components International, a supplier of airbags and components, with worldwide operations.

George E. Strickler, Executive Vice President, Chief Financial Officer and Treasurer. Mr. Strickler has served as Executive Vice President and Chief Financial Officer since joining the Company in January of 2006. Mr. Strickler was appointed Treasurer of the Company in February 2007. Prior to his employment with the Company, Mr. Strickler served as Executive Vice President and Chief Financial Officer for Republic Engineered Products, Inc. ("Republic"), from February 2004 to January of 2006. Before joining Republic, Mr. Strickler was BorgWarner Inc.'s Executive Vice President and Chief Financial Officer from February 2001 to November 2003.

Thomas A. Beaver, Vice President of Global Sales and Systems Engineering. Mr. Beaver has served as Vice President of Global Sales and Systems Engineering of the Company since January of 2005. Prior to this time, Mr. Beaver served as Vice President of Stoneridge Sales and Marketing from January 2000 to January 2005.

Mark J. Tervalon, Vice President of the Company and President of the Stoneridge Electronics Division. Mr. Tervalon has served as President of the Stoneridge Electronics Division and Vice President of the Company since August of 2006. Prior to that, Mr. Tervalon served as Vice President and General Manager of the Electronic Products Division from May 2002 to December 2003 when he became Vice President and General Manager of the Stoneridge Electronics Group.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

Our shares are listed on the New York Stock Exchange ("NYSE") under the symbol "SRI." As of February 22, 2008, we had 24,207,708 Common Shares without par value, issued and outstanding, which were owned by approximately 300 registered holders, including Common Shares held in the names of brokers and banks (so-called "street name" holdings) who are record holders with approximately 2,000 beneficial owners.

The Company has not historically paid or declared dividends, which are restricted under both the senior notes and the asset-based credit facility, on our Common Shares. We may only pay cash dividends in the future if immediately prior to and immediately after the payment is made no event of default shall have occurred and outstanding indebtedness under our asset-based credit facility is not greater than or equal to $20.0 million before and after the payment of the dividend. We currently intend to retain earnings for acquisitions, working capital, capital expenditures, general corporate purposes and reduction in outstanding indebtedness. Accordingly, we do not expect to pay cash dividends in the foreseeable future.

High and low sales prices (as reported on the NYSE composite tape) for our Common Shares for each quarter ended during 2007 and 2006 are as follows:

	Quarter Ended	High	Low
2007	March 31	$12.17	$ 8.25
	June 30	$13.53	$10.29
	September 30	$13.76	$ 9.15
	December 31	$10.98	$ 8.00
2006	April 1	$ 7.11	$ 4.95
	July 1	$ 8.45	$ 5.60
	September 30	$ 9.89	$ 7.05
	December 31	$ 8.32	$ 6.71

The Company did not repurchase any Common Shares in 2007 or 2006.

Set forth below is a line graph comparing the cumulative total return of a hypothetical investment in our Common Shares with the cumulative total return of hypothetical investments in the Hemscott Group — Industry Group 333 (Automotive Parts) Index and the NYSE Market Index based on the respective market price of each investment at December 31, 2002, 2003, 2004, 2005, 2006 and 2007 assuming in each case an initial investment of $100 on December 31, 2002, and reinvestment of dividends.



$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007
STONERIDGE, INC.
HEMSCOTT GROUP INDEX
NYSE MARKET INDEX

	2002	2003	2004	2005	2006	2007
Stoneridge, Inc.	100.00	126.47	127.14	55.63	68.82	67.56
Hemscott Group—Industry Group 333 Index	100.00	147.67	151.99	135.13	152.24	163.56
NYSE Market Index	100.00	129.55	146.29	158.37	185.55	195.46

For information on "Related Stockholder Matters" required by Item 201(d) of Regulation S-K, refer to Item 12 of this report.

ITEM 6. *SELECTED FINANCIAL DATA.*

The following table sets forth selected historical financial data and should be read in conjunction with the consolidated financial statements and notes related thereto and other financial information included elsewhere herein. In 2007, the Company changed the structure of its internal organization in a manner that caused the composition of its reportable segments to change; and therefore, the corresponding information for prior periods has been reclassified to conform to the current year reportable segment presentation. The selected historical data was derived from our consolidated financial statements.

	For the Fiscal Years Ended December 31,				
	2007	2006	2005	2004	2003
	(in thousands, except per share data)				
Statement of Operations Data:					
Net sales:					
Electronics	$458,672	$456,932	$401,663	$ 403,322	$324,905
Control Devices	289,979	271,943	291,434	299,408	299,791
Eliminations	(21,531)	(20,176)	(21,513)	(20,935)	(18,031)
Consolidated	$727,120	$708,699	$671,584	$ 681,795	$606,665
Gross profit	$167,723	$158,906	$148,588	$ 174,987	$156,030
Operating income (loss) (A)	$ 34,799	$ 35,063	$ 23,303	$(125,570)	$ 58,370
Income (loss) before income taxes and cumulative effect of accounting change (A)					
Electronics	$ 20,692	$ 20,882	$ (216)	$ 27,562	$ 15,578
Control Devices	15,825	13,987	19,429	(147,960)	46,227
Other corporate activities	8,676	6,392	8,217	(4,477)	(3,644)
Corporate interest	(21,969)	(21,622)	(22,994)	(24,281)	(27,141)
Consolidated	$ 23,224	$ 19,639	$ 4,436	$(149,156)	$ 31,020
Net income (loss) (A)	$ 16,671	$ 14,513	$ 933	$ (92,503)	$ 21,379
Basic net income (loss) per share (A)	$ 0.72	$ 0.63	$ 0.04	$ (4.09)	$ 0.95
Diluted net income (loss) per share (A)	$ 0.71	$ 0.63	$ 0.04	$ (4.09)	$ 0.94
Other Data:					
Product development expenses	$ 44,203	$ 40,840	$ 39,193	$ 36,145	$ 28,714
Capital expenditures	18,141	25,895	28,934	23,917	26,382
Depreciation and amortization (B)	28,503	26,180	26,157	24,802	22,188
Balance Sheet Data (at period end):					
Working capital	$184,788	$135,915	$116,689	$ 123,317	$ 72,832
Total assets	527,769	501,807	463,038	473,001	573,001
Long-term debt, less current portion	200,000	200,000	200,000	200,052	200,245
Shareholders' equity	206,189	178,622	153,991	155,605	243,406

(A) Our 2004 operating loss, loss before income taxes and cumulative effect of accounting change, net loss, and related basic and diluted loss per share amounts include a non-cash, pre-tax goodwill impairment loss of $183,450, which was recorded in the fourth quarter of 2004.

(B) These amounts represent depreciation and amortization on fixed and finite-lived intangible assets.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

Overview

The following Management Discussion and Analysis ("MD&A") is intended to help the reader understand the results of operations and financial condition of Stoneridge, Inc. (the "Company"). This MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes to the financial statements.

We are an independent designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle markets.

For the year ended December 31, 2007, net sales were $727.1 million, an increase of $18.4 million compared with $708.7 million for the year ended December 31, 2006.

Our net income for the year ended December 31, 2007 was $16.7 million, or $0.71 per diluted share, compared with net income of $14.5 million, or $0.63 per diluted share, for 2006.

Our increase in net sales was predominantly attributable to increased European commercial vehicle production, new program launches in both North America and Europe and favorable foreign currency exchange rates. The increase was partially offset by the substantial decline in North American medium- and heavy-duty truck production and a decline in North American light vehicle production. Medium- and heavy-duty truck production was unfavorably impacted by the new diesel emissions regulations that were implemented on January 1, 2007 in the U.S.

Our 2007 profitability was positively affected by new program sales during the year, especially in the third and fourth quarters. During 2007, our sensor business launched over $26.0 million in new business revenue and our aftermarket business in Europe grew by approximately $9.0 million in revenue as we continued to penetrate new geographic markets and expand our product offerings. We received new business to supply electronic products to a military vehicle program, which is expected to continue through the first half of 2008. We were also able to partially offset direct material cost increases through hedging transactions for copper and fixed-price supplier agreements for zinc. In addition, we received cash and recorded gains from the divestiture of non-strategic assets, which included two idle facilities and the Company's airplane in 2007.

Our increase in profitability was partially offset by increased depreciation expense and direct material costs as well as operational inefficiencies related to new product launches and supply chain management. In addition, the Company's selling, general and administrative ("SG&A") expenses increased due to additional spending in sales and marketing support for a new product launch, higher design and development expenses, increased systems implementation costs and a $1.2 million one-time gain related to the settlement of the life insurance benefits portion of a postretirement plan in 2006.

Also affecting our profitability were restructuring initiatives that began in the fourth quarter of 2007 to improve the Company's manufacturing efficiency and cost position by ceasing manufacturing operations at our Sarasota, Florida and Mitcheldean, England locations. Related 2007 expenses, primarily comprised of one-time termination benefits, were approximately $1.0 million. We anticipate incurring total pre-tax charges of approximately $9.0 million to $13.0 million in 2008 for the restructuring, net of an expected gain from a future Sarasota facility sale. We expect these initiatives to be substantially completed in 2008 and are expecting projected benefits to be in the range of $8.0 million to $12.0 million in 2009 and beyond.

Also in 2007, our PST Eletrônica S.A. ("PST") joint venture in Brazil, which is an electronic system provider focused on security and convenience applications primarily for the vehicle and motorcycle industry, continued to perform well, resulting in equity earnings of $10.4 million compared to $6.8 million in the previous year. We also received dividend payments from PST of $5.6 million and $3.7 million in 2007 and 2006, respectively. On October 23, 2007, we announced that our PST joint venture filed certain financial information with the Brazilian Securities Commission (*Comissão de Valores Mobiliários*). We currently hold a 50% equity interest in PST.

Outlook

We expect 2008 production levels in the North American automotive and commercial vehicle markets to be slightly lower than 2007 and the European commercial vehicle market to be comparable to 2007. We also expect that our 2008 sales will be favorably affected by new program sales.

We expect that the U.S. diesel emissions regulations adopted in 2007 will continue to negatively impact medium- and heavy-duty truck production in the U.S. and our financial results through the first half of 2008. For our Electronics reportable segment, we anticipate that new program sales and stable demand outside of the U.S. will offset the continued downturn in the U.S. medium- and heavy-duty truck production.

We expect our 2008 automotive related sales to be stagnant or slightly decline compared to 2007 levels. For our Control Devices reportable segment, we expect continued growth in our emissions sensing and other new products; however, these increases will be offset by customer-demanded price reductions and forecasted lower market-share for our traditional North American automotive original equipment manufacturers.

Significant factors inherent to our markets that could affect our results for 2008 include general economic conditions and the financial stability of our customers and suppliers as well as our ability to successfully execute our planned restructuring, productivity and cost reduction initiatives. We are undertaking these initiatives to mitigate commodity price increases and customer-demanded price reductions. Our management team is focused on improving operational efficiency while adapting to the needs of our customers. Our results for 2008 also depend on conditions in the automotive and commercial vehicle markets, which are generally dependent on domestic and international economies.

We continue our transition to low-cost manufacturing locations. Initially, this initiative will result in restructuring costs stemming from facility closures and production relocations. However, the longer-term effects of such an initiative will enable us to reduce our operating costs and increase global sourcing capacity to our customers.

Results of Operations

We are primarily organized by markets served and products produced. Under this organizational structure, our operations have been aggregated into two reportable segments: Electronics and Control Devices. The Electronics reportable segment, formerly known as the Vehicle Management & Power Distribution reportable segment, includes results of operations that design and manufacture electronic instrument clusters, electronic control units, driver information systems and electrical distribution systems, primarily wiring harnesses and connectors for electrical power and signal distribution. The Control Devices reportable segment includes results from our operations that design and manufacture electronic and electromechanical switches, control actuation devices and sensors.

During the third quarter of 2007, a European operating segment in the Control Devices reportable segment experienced a change in future business prospects due to the loss of a significant customer contract. As a result, the Company announced that it would cease manufacturing at this location and transfer remaining production to an operating segment in the Electronics reportable segment. In addition, management and oversight responsibilities for this business were realigned to the Electronics reportable segment. Because the Company changed the structure of its internal organization in a manner that caused the composition of its reportable segments to change, the corresponding information for prior periods has been reclassified to conform to the current year reportable segment presentation.

Beginning in 2005, we changed from a calendar year-end to a 52-53 week fiscal year-end. Since then, our fiscal quarters were comprised of 13-week periods. On October 30, 2006, we changed back to a calendar (December 31) fiscal year end, and therefore the 2007 and 2006 fiscal years ended on December 31, 2007 and December 31, 2006, respectively. Our fiscal quarters are now comprised of three month periods.

Fiscal Year Ended December 31, 2007 Compared To Fiscal Year Ended December 31, 2006

Net Sales. Net sales for our reportable segments, excluding inter-segment sales, for the fiscal years ended December 31, 2007 and 2006 are summarized in the following table (in thousands):

	For the Fiscal Years Ended December 31,				$ Increase/ (Decrease)	% Increase/ (Decrease)
	2007		2006			
Electronics	$441,717	60.7%	$442,427	62.4%	$ (710)	(0.2)%
Control Devices	285,403	39.3	266,272	37.6	19,131	7.2 %
Total net sales	$727,120	100.0%	$708,699	100.0%	$18,421	2.6 %

The decrease in net sales for our Electronics segment was primarily due to a substantial decline in medium- and heavy-duty truck production in North America. As referenced above, medium- and heavy-duty truck production in 2007 was unfavorably impacted by the new 2007 diesel emissions regulations that were implemented on January 1, 2007 in the U.S. Offsetting the unfavorable impact of the new diesel emissions standards were new program revenues in North America and Europe, increased production volume in our European commercial vehicle operations and favorable foreign currency exchange rates. Favorable foreign currency exchange rates contributed $18.6 million to net sales for the fiscal year ended December 31, 2007.

The increase in net sales for our Control Devices segment was primarily attributable to new product launches in our temperature and speed sensor businesses. The increase was partially offset by production volume reductions at our major customers.

Net sales by geographic location for the fiscal years ended December 31, 2007 and 2006 are summarized in the following table (in thousands):

	For the Fiscal Years Ended December 31,				$ Increase/ (Decrease)	% Increase/ (Decrease)
	2007		2006			
North America	$522,730	71.9%	$541,479	76.4%	$(18,749)	(3.5)%
Europe and other	204,390	28.1	167,220	23.6	37,170	22.2 %
Total net sales	$727,120	100.0%	$708,699	100.0%	$ 18,421	2.6 %

The decrease in North American sales was primarily attributable to lower sales to our commercial vehicle customers as a result of lower demand because of the new 2007 U.S. diesel emission regulations and lower production volume from our North American light vehicle customers. The decrease was partially offset by sales related to new program launches of sensor products and new electronic products supplied for the production of military vehicles. Our increase in sales outside of North America for the year was primarily due to increased production volume, new product revenues and favorable foreign currency exchange rates. The favorable effect of foreign currency exchange rates affected net sales outside North America by $18.6 million for the fiscal year ended December 31, 2007.

Consolidated statements of operations as a percentage of net sales for the fiscal years ended December 31, 2007 and 2006 are presented in the following table (in thousands):

	For the Fiscal Years Ended December 31,				$ Increase/ (Decrease)
	2007		2006		
Net Sales	$727,120	100.0%	$708,699	100.0%	$18,421
Costs and Expenses:					
Cost of goods sold	559,397	76.9	549,793	77.6	9,604
Selling, general and administrative	133,708	18.4	124,538	17.6	9,170
Gain on sale of property, plant & equipment, net	(1,710)	(0.2)	(1,303)	(0.2)	(407)
Restructuring charges	926	0.1	608	0.1	318
Operating Income	34,799	4.8	35,063	4.9	(264)
Interest expense, net	21,759	3.0	21,744	3.1	15
Equity in earnings of investees	(10,893)	(1.5)	(7,125)	(1.0)	(3,768)
Other loss, net	709	0.1	805	0.1	(96)
Income Before Income Taxes	23,224	3.2	19,639	2.7	3,585
Provision for income taxes	6,553	0.9	5,126	0.7	1,427
Net Income	$ 16,671	2.3%	$ 14,513	2.0%	$ 2,158

Cost of Goods Sold. The decrease in cost of goods sold as a percentage of sales was due to increased sales volume from new business awards, ongoing procurement initiatives and favorable product mix. The decrease was partially offset by unfavorable material costs, operational inefficiencies related to new product launches and higher depreciation expense.

Selling, General and Administrative Expenses. Product development expenses included in SG&A were $44.2 million and $40.8 million for the fiscal years ended December 31, 2007 and 2006, respectively. The increase related to development spending in the areas of tachographs and instrumentation. In the future, the Company intends to reallocate its resources to focus on the design and development of new products rather than primarily focusing on sustaining existing product programs.

The increase in SG&A expenses, excluding product development expenses, in 2007 compared with 2006 was primarily attributable to the increase in our selling and marketing activity to support new products in Europe, the increase in systems implementation expenses related to a new information system in Europe, and a $1.2 million one-time gain in the third quarter of 2006 related to the settlement of the life insurance benefits portion of a postretirement plan.

Restructuring Charges. The increase in restructuring charges was primarily the result of one-time termination benefits related to the restructuring initiatives announced in 2007 to improve manufacturing efficiency and cost position by ceasing manufacturing operations at our Sarasota, Florida and Mitcheldean, England locations. No fixed-asset impairment charges were incurred because assets are primarily being transferred to our other locations for continued production. We expect these initiatives to be substantially completed in 2008.

Restructuring charges recorded by reportable segment during the year ended December 31, 2007 were as follows (in thousands):

	For the Fiscal Year Ended December 31, 2007		
	Electronics	Control Devices	Total Consolidated Restructuring Charges
Severance costs	$542	$357	$899
Other costs	—	27	27
Total restructuring charges	$542	$384	$926

Also included in severance costs for the Electronics reporting segment in 2007 was $0.1 million of expense related to the rationalization of certain manufacturing facilities in Europe and North America announced in 2005. These restructuring initiatives were completed in 2007.

Restructuring charges recorded by reportable segment during the year ended December 31, 2006 were as follows (in thousands):

	For the Fiscal Year Ended December 31, 2006		
	Electronics	Control Devices	Total Consolidated Restructuring Charges
Severance costs	$369	$156	$525
Other costs	—	83	83
Total restructuring charges	$369	$239	$608

Severance costs related to a reduction in workforce. Other associated costs include miscellaneous expenditures associated with exiting business activities.

Gain on Sale of Property, Plant and Equipment, net. The increase was primarily attributable to a gain on the sale of two closed facilities during 2007 exceeding the gain on the sale of land during the first quarter of 2006.

Equity in Earnings of Investees. The increase was predominately attributable to the increase in equity earnings recognized from our PST joint venture. The increase primarily reflects higher volume for PST's security product lines.

Income Before Income Taxes. Income before income taxes is summarized in the following table by reportable segment (in thousands):

	For the Fiscal Years Ended December 31,		$ Increase/ (Decrease)
	2007	2006	
Electronics	$ 20,692	$ 20,882	$ (190)
Control Devices	15,825	13,987	1,838
Other corporate activities	8,676	6,392	2,284
Corporate interest expense	(21,969)	(21,622)	(347)
Income before income taxes	$ 23,224	$ 19,639	$3,585

The decrease in income before income taxes in the Electronics segment was related to reduced volume and increased SG&A expenses. The increased SG&A expenses were predominantly due to increased development spending in the areas of tachographs and instrumentation and higher selling and marketing costs associated with new product introductions.

The increase in income before income taxes in the Control Devices reportable segment was primarily due to increased sales volume and new product launches. These factors were offset by operating inefficiencies related to a new product launch.

The increase in income before income taxes from other corporate activities was primarily due to a reduction in foreign exchange losses recorded in the previous year and an increase in equity earnings from our PST joint venture of $3.6 million.

Income before income taxes by geographic location for the fiscal years ended December 31, 2007 and 2006 are summarized in the following table (in thousands):

	For the Fiscal Years Ended December 31,				$ Increase/ (Decrease)	% Increase/ (Decrease)
	2007		2006			
North America	$12,405	53.4%	$10,847	55.2%	$1,558	14.4%
Europe and other	10,819	46.6	8,792	44.8	2,027	23.1%
Income before income taxes	$23,224	100.0%	$19,639	100.0%	$3,585	18.3%

The increase in our profitability in North America was primarily attributable to increased revenue from new sensor product launches and new electronic products supplied for the production of military vehicles, which is expected to continue through the first half of 2008. The increase was primarily offset by unfavorable variances related to a new product launch, lower North American automotive and commercial vehicle production and contractual price reductions with our customers. The increase in our profitability outside North America was primarily due to increased European commercial vehicle production and revenue from new program launches. The increase was offset by higher SG&A related to increased development spending in the areas of tachographs and instrumentation and higher selling and marketing costs associated with new product introductions.

Provision for Income Taxes. We recognized a provision for income taxes of $6.6 million, or 28.2% of pre-tax income, and $5.1 million, or 26.1% of the pre-tax income, for federal, state and foreign income taxes for the years ended December 31, 2007 and 2006, respectively. The increase in the effective tax rate was primarily attributable to the increase in higher taxed domestic earnings and the increase over the prior year of the valuation allowance recorded against deferred tax assets in the United Kingdom. These increases were partially offset by a deferred tax benefit related to a change in state tax law.

Fiscal Year Ended December 31, 2006 Compared To Fiscal Year Ended December 31, 2005

Net Sales. Net sales for our reportable segments, excluding inter-segment sales, for the fiscal years ended December 31, 2006 and 2005 are summarized in the following table (in thousands):

	For the Fiscal Years Ended December 31,				$ Increase/ (Decrease)	% Increase/ (Decrease)
	2006		2005			
Electronics	$442,427	62.4%	$384,943	57.3%	$ 57,484	14.9 %
Control Devices	266,272	37.6	286,641	42.7	(20,369)	(7.1)%
Total net sales	$708,699	100.0%	$671,584	100.0%	$ 37,115	5.5 %

The increase in net sales for our Electronics segment was primarily due to increased sales to our commercial vehicle customers because North American demand was strong during the year. The most significant factor behind the increase in demand was related to the 2007 implementation of more stringent diesel emissions standards in the U.S. Overall commercial vehicle demand increased in 2006 in anticipation of the 2007 emission changes. In addition to the North American volume increase, our revenues also increased as a result of new product sales in Europe and a $1.6 million impact from foreign currency exchange rates for the year. Net sales for our Control Devices segment declined as a result of lower production volumes at the traditional domestic automakers and product price reductions. These declines were partially offset by new product sales in our European operations.

Net sales by geographic location for the fiscal years ended December 31, 2006 and 2005 are summarized in the following table (in thousands):

	For the Fiscal Years Ended December 31,				$ Increase/ (Decrease)	% Increase/ (Decrease)
	2006		2005			
North America	$541,479	76.4%	$532,523	79.3%	$ 8,956	1.7%
Europe and other	167,220	23.6	139,061	20.7	28,159	20.2%
Total net sales	$708,699	100.0%	$671,584	100.0%	$37,115	5.5%

The increase in North American sales was primarily attributable to increased sales to our commercial vehicle customers as a result of strong North American demand. The increase was substantially offset by unfavorable North American light vehicle production and product price reductions. The increase in sales outside North America was primarily due to new product revenues and favorable foreign currency exchange rates. The favorable effect of foreign currency exchange rates impacted net sales outside North America by $1.6 million for the fiscal year ended December 31, 2006.

Consolidated statements of operations as a percentage of net sales for the fiscal years ended December 31, 2006 and 2005 are presented in the following table (in thousands):

	For the Fiscal Years Ended December 31,				$ Increase/ (Decrease)
	2006		2005		
Net Sales	$708,699	100.0%	$671,584	100.0%	$37,115
Costs and Expenses:					
Cost of goods sold	549,793	77.6	522,996	77.9	26,797
Selling, general and administrative	124,302	17.5	116,836	17.4	7,466
Provision for doubtful accounts	236	0.0	3,711	0.6	(3,475)
Gain on sale of property, plant and equipment, net	(1,303)	(0.2)	(360)	(0.1)	(943)
Restructuring charges	608	0.1	5,098	0.7	(4,490)
Operating Income	35,063	5.0	23,303	3.5	11,760
Interest expense, net	21,744	3.1	23,872	3.6	(2,128)
Equity in earnings of investees	(7,125)	(1.0)	(4,052)	(0.6)	(3,073)
Other (income) loss, net	805	0.1	(953)	(0.1)	1,758
Income Before Income Taxes	19,639	2.8	4,436	0.6	15,203
Provision for income taxes	5,126	0.7	3,503	0.5	1,623
Net Income	$ 14,513	2.1%	$ 933	0.1%	$13,580

Cost of Goods Sold. This decrease in cost of goods sold as a percentage of sales was predominately due to operational improvements and increased sales volume. Offsetting these factors were unfavorable material price variances resulting from raw material price increases and product price reductions.

Selling, General and Administrative Expenses. The increase in non-product development SG&A expenses in 2006 compared with 2005 was primarily attributable to the increase in sales and infrastructure costs related to a new product launch and costs related to a consulting agreement for a former employee. These increases were partially offset by a $1.2 million one-time gain related to the settlement of the life insurance benefits portion of a postretirement benefit plan. During 2005, our SG&A costs benefited from non-recurring legal and commercial settlements. Product development expenses included in SG&A were $40.8 million and $39.2 million for the fiscal years ended December 31, 2006 and 2005, respectively.

Provision for Doubtful Accounts. The decrease in the provision for doubtful accounts was primarily a function of bad debt charges associated with customer bankruptcies in 2005 exceeding the bad debt charges associated with customer bankruptcies in 2006.

Restructuring Charges. In January 2005, we announced that we would undertake restructuring efforts related to the rationalization of certain manufacturing facilities in Europe and North America. The restructuring was a result of our cost reduction initiatives. The decrease in restructuring charges was a result of the substantial completion of our previously announced restructuring initiatives.

Interest Expense, Net. The decrease in interest expense, net was primarily due to an increase in interest income in 2006. Interest income in 2006 and 2005 was $2.9 million and $0.9 million, respectively. This increase was related to a $1.2 million past due interest payment from PST and increased interest generated from our cash and cash equivalents.

Equity in Earnings of Investees. The increase in equity earnings from investees was predominately attributable to the increase in equity earnings recognized from our PST joint venture in Brazil. The increase primarily reflects higher volume and pricing for PST's security product lines.

Other (Income) Loss, Net. The decrease in other income was primarily the result of unfavorable foreign exchange contract variances. The decrease was offset by a $1.6 million gain on the sale of our partnership interest in Industrial Development Associates ("IDA").

Income Before Income Taxes. Income before income taxes is summarized in the following table by reportable segment for the fiscal years ended December 31, 2006 and 2005 (in thousands):

	For the Fiscal Years Ended December 31,		$ Increase/ (Decrease)
	2006	2005	
Electronics	$ 20,882	$ (216)	$21,098
Control Devices	13,987	19,429	(5,442)
Other corporate activities	6,392	8,217	(1,825)
Corporate interest expense	(21,622)	(22,994)	1,372
Income before income taxes	$ 19,639	$ 4,436	$15,203

The increase in income before income taxes at the Electronics reportable segment was primarily the result of increased sales volume, a reduction in bad debt expense, and operational improvements at our United Kingdom operation. Offsetting these gains were unfavorable raw material purchase price variances and product price reductions.

The decrease in income before income taxes at the Control Devices reportable segment was primarily the result of ongoing product price reductions and increased raw material costs. These factors were partially offset by a reduction in restructuring and bad debt expenses.

Income before income taxes by geographic location for the fiscal years ended December 31, 2006 and 2005 is summarized in the following table (in thousands):

	For the Fiscal Years Ended December 31,				$ Increase/ (Decrease)	% Increase/ (Decrease)
	2006		2005			
North America	$10,847	55.2%	$ 7,208	162.5%	$ 3,639	50.5%
Europe and other	8,792	44.8	(2,772)	(62.5)	11,564	417.2%
Income before income taxes	$19,639	100.0%	$ 4,436	100.0%	$15,203	342.7%

The increase in our profitability in North America was primarily attributable to increased North American commercial vehicle volume and lower bad debt expenses. The positive variance was partially offset by unfavorable raw material variances and product price reductions. The increase in our profitability outside North America was primarily due to the operational improvement at our United Kingdom operations, which experienced significant operational inefficiencies in 2005, and increased sales volume. These improvements were partially offset by costs related to the start-up of our Suzhou, China, manufacturing facility.

Provision for Income Taxes. We recognized a provision for income taxes of $5.1 million, or 26.1% of pre-tax income, and $3.5 million, or 79.0% of the pre-tax income, for federal, state and foreign income taxes for the years ended December 31, 2006 and 2005, respectively. The decrease in the effective tax rate was primarily attributable to an increase in pre-tax earnings and a corresponding reduction in the amount of additional valuation allowance needed that resulted from the improved performance of our United Kingdom operations.

Liquidity and Capital Resources

Summary of Cash Flows (in thousands):

	For the Fiscal Years Ended December 31,		$ Increase/ (Decrease)
	2007	2006	
Cash provided by (used for):			
Operating activities	$33,525	$ 46,540	$(13,015)
Investing activities	(5,826)	(24,609)	18,783
Financing activities	900	107	793
Effect of exchange rate changes on cash and cash equivalents	1,443	3,060	(1,617)
Net change in cash and cash equivalents	$30,042	$ 25,098	$ 4,944

The decrease in net cash provided by operating activities was primarily due to a larger investment in working capital. Specifically, cash used to finance movements in working capital asset and liability accounts was a use of funds in the current year of $15.6 million versus an increase of funds of $6.7 million in the prior year. Higher working capital requirements in 2007 were driven by our restructuring initiatives and increased sales in the fourth quarter of 2007 to customers with contractually longer payment terms.

The decrease in net cash used by investing activities was attributable to the $12.3 million in proceeds from the divestiture of non-strategic assets, which included two idle facilities and the Company airplane in 2007. In addition, we used $7.7 million less cash for capital projects in 2007 compared to the prior period. In 2006, we invested $2.6 million in our Minda Stoneridge Instruments Limited joint venture and received cash of $1.2 million from the sale of our partnership interest in IDA.

Cash provided by financing activities for the years ended December 31, 2007 and 2006 was primarily related to proceeds from the exercise of share options, partially offset by cash used for fees related to the completion of our credit agreement amendment during the first quarter of 2006 and the completion of our new asset-based credit facility in the fourth quarter of 2007. See Note 4 to the Company's consolidated financial statements for further information regarding the Company's senior notes and credit facilities.

As discussed in Note 9 to our consolidated financial statements, we have entered into foreign currency forward contracts with a notional value of $8.6 million and $16.1 million at December 31, 2007 and 2006, respectively. The purpose of these investments is to reduce exposure related to our British pound-denominated receivables. The estimated fair value of these contracts at December 31, 2007 and 2006, per quoted market sources, was approximately $(0.03) million and $(0.5) million, respectively. In 2007 and 2006, the Company used foreign currency option contracts to reduce the risk of exposures to the Mexican peso. The Company's foreign currency option contracts were expired as of December 31, 2007 and 2006, respectively. As discussed in Note 9, we entered into fixed price swap contracts for 480 and 420 metric tonnes of copper in December 2006 and January 2007, respectively. These contracts fixed the cost of copper purchases in 2007 and expired on December 31, 2007. In December 2007, we entered into another fixed price swap contract for 1.0 million pounds of copper, which will last through December 2008. The purpose of these contracts is to reduce our price risk as it relates to copper prices. As of December 31, 2007, the fair value of the fixed price commodity swap contract, per quoted market sources, was approximately $0.1 million.

The following table summarizes our future cash outflows resulting from financial contracts and commitments, as of December 31, 2007 (in thousands):

Contractual Obligations:	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term debt	$200,000	$ —	$ —	$200,000	$ —
Operating leases	21,772	5,631	6,828	3,231	6,082
Employee benefit plans	9,546	757	1,674	1,834	5,281
Uncertain income tax benefits(1)	1,008	1,008	—	—	—
Total contractual obligations	$232,326	$7,396	$8,502	$205,065	$11,363

(1) See Note 5 to the accompanying consolidated financial statements for further information with respect to our uncertain income tax benefits.

Future capital expenditures are expected to be consistent with recent levels. Management will continue to focus on reducing its weighted average cost of capital and believes that cash flows from operations and the availability of funds from our credit facilities will provide sufficient liquidity to meet our future growth and operating needs.

As outlined in Note 4 to our consolidated financial statements, on November 2, 2007, we finalized our new asset-based credit facility, which permits borrowing up to a maximum level of $100.0 million. This facility provides us with lower borrowing rates and allows us the flexibility to refinance our outstanding debt. At December 31, 2007, there were no borrowings on this asset-based credit facility. The available borrowing capacity on this credit facility is based on eligible current assets, as defined. At December 31, 2007, the Company had borrowing capacity of $73.5 million based on eligible current assets. The Company was in compliance with all covenants at December 31, 2007.

As of May 2007, the Company's $200.0 million senior notes were redeemable at 105.75. Given the Company's senior notes are redeemable, we may seek to retire the senior notes through a redemption, cash purchases, open market purchases, privately negotiated transactions or otherwise. Such redemptions, purchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. In 2008, we have purchased and retired $11.0 million in face value of our senior notes.

In the fourth quarter of 2007, the Company announced that its PST joint venture filed certain financial information with the Brazilian Securities Commission (*Comissão de Valores Mobiliários*). The Company currently holds a 50% equity interest in PST. We also received dividend payments from PST of $5.6 million and $3.7 million in 2007 and 2006, respectively. In future years, we expect (but cannot guarantee) that we will receive dividend payments from PST.

We continue our transition to low-cost manufacturing locations that will enable us to reduce our operating costs and provide global sourcing capacity to our customers. Such initiatives will result in restructuring costs stemming from facility closures and production relocations. We are presently having a new facility constructed, which will expand our leased manufacturing capacity in Estonia.

We announced restructuring initiatives in the fourth quarter of 2007 and expect them to be substantially complete by December 31, 2008. We anticipate incurring total pre-tax charges of approximately $9.0 million to $13.0 million in 2008 for the restructuring, net of the gain on the future sale of our Sarasota facility.

Inflation and International Presence

Given the current economic climate and recent increases or fluctuations in certain commodity prices, we believe that a continuation of such price increases would significantly affect our profitability. Furthermore, by operating internationally, we are affected by foreign currency exchange rates and the economic conditions of certain countries. Based on the current economic conditions in these countries, we believe we are not significantly exposed to adverse exchange rate risk or economic conditions.

Critical Accounting Policies and Estimates

Estimates. The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, we evaluate estimates and assumptions used in our financial statements. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We believe the following are "critical accounting policies" — those most important to the financial presentation and those that require the most difficult, subjective or complex judgments.

Revenue Recognition and Sales Commitments. We recognize revenues from the sale of products, net of actual and estimated returns of products sold based on authorized returns and historical trends in sales returns, at the point of passage of title, which is generally at the time of shipment. We often enter into agreements with our customers at the beginning of a given vehicle's expected production life. Once such agreements are entered into, it is our obligation to fulfill the customers' purchasing requirements for the entire production life of the vehicle. These agreements are subject to renegotiation, which may affect product pricing. In certain limited instances, we may be committed under existing agreements to supply products to our customers at selling prices which are not sufficient to cover the direct cost to produce such products. In such situations, we recognize losses immediately. These agreements generally may also be terminated by our customers at any time.

On an ongoing basis, we receive blanket purchase orders from our customers, which include pricing terms. Purchase orders do not always specify quantities. We recognize revenue based on the pricing terms included in our purchase orders as our products are shipped to our customers. We are asked to provide our customers with annual cost reductions as part of certain agreements. In addition, we have ongoing adjustments to our pricing arrangements with our customers based on the related content, the cost of our products and other commercial factors. Such pricing adjustments are recognized as they are negotiated with our customers.

Warranties. Our warranty reserve is established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet dates. This estimate is based on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims. To estimate the warranty reserve, we are required to forecast the resolution of existing claims as well as expected future claims on products previously sold. Although we believe that our warranty reserve is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. Our customers are increasingly seeking to hold suppliers responsible for product warranties, which could negatively impact our exposure to these costs.

Allowance for Doubtful Accounts. We have concentrations of sales and trade receivable balances with a few key customers. Therefore, it is critical that we evaluate the collectibility of accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet their financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. Additionally, we review historical trends for collectibility in determining an estimate for our allowance for doubtful accounts. If economic circumstances change substantially, estimates of the recoverability of amounts due to the Company could be reduced by a material amount. We do not have collateral requirements with our customers.

Contingencies. We are subject to legal proceedings and claims, including product liability claims, commercial or contractual disputes, environmental enforcement actions and other claims that arise in the normal course of business. We routinely assess the likelihood of any adverse judgments or outcomes to these matters, as well as ranges of probable losses, by consulting with internal personnel principally involved with such matters and with our outside legal counsel handling such matters.

We have accrued for estimated losses in accordance with Statement of Financial Accounting Standard ("SFAS") No. 5, *Accounting for Contingencies*, when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require the exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimating that amount of probable loss. The reserves may change in the future due to new developments or changes in circumstances. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution.

Inventory Valuation. Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method for U.S. inventories and by the first-in, first-out ("FIFO") method for non-U.S. inventories. Where appropriate, standard cost systems are utilized for purposes of determining cost and the standards are adjusted as necessary to ensure they approximate actual costs. Estimates of the lower of cost or market value of inventory are determined based upon current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories.

Goodwill. Goodwill is tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The valuation methodologies employed by the Company use subjective measures including forward looking financial information and discount rates that directly impact the resulting fair values used to test the Company's business units for impairment. See Note 2 to our consolidated financial statements for more information on our application of this accounting standard, including the valuation techniques used to determine the fair value of goodwill.

Share-Based Compensation. The estimate for our share-based compensation expense involves a number of assumptions. We believe each assumption used in the valuation is reasonable because it takes into account the experience of the plan and reasonable expectations. We estimate volatility and forfeitures based on historical data, future expectations and the expected term of the share-based compensation awards. The assumptions, however, involve inherent uncertainties. As a result, if other assumptions had been used, share-based compensation expense could have varied.

Pension and Other Postretirement Benefits. The amounts recognized in the consolidated financial statements related to pension and other postretirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including expected return on plan assets, discount rates at which the liabilities could be settled at December 31, 2007, rate of increase in future compensation levels, mortality rates and health care cost trend rates. These assumptions are updated annually and are disclosed in Note 8 to the consolidated financial statements.

The expected long-term return on assets is determined as a weighted average of the expected returns for each asset class held by the defined-benefit pension plan at the date. The expected return on bonds has been based on the yield available on similar bonds (by currency, issuer and duration) at that date. The expected return on equities is based on an equity risk premium of return above that available on long-term government bonds of a similar duration and the same currency as the liabilities.

Discount rates for our defined benefit pension plan in the United Kingdom are determined using the average long-term sterling AA corporate bond. On December 31, 2007, the yield was approximately 5.8%, with the individual yields on most of these yields of most of the bonds being within a range of 5.4% - 6.2%.

Discount rates for our other postretirement benefit plan in the U.S. are determined using the Moody's Aa Corporate Bond Index. The average equivalent annual rate on a Aa Corporate bond at December 31, 2007 was 5.9%.

Deferred Income Taxes. Deferred income taxes are provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws and regulations. Our deferred tax assets include, among other items, net operating loss carryforwards and tax credits that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. Due to the length of the carryforward period it is unlikely that the deferred tax assets will expire prior to being utilized. The Company does not provide deferred income taxes on unremitted earnings of certain non-U.S. subsidiaries, which are deemed permanently reinvested.

SFAS No. 109, *Accounting for Income Taxes*, requires that deferred tax assets be reduced by a valuation allowance if, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This assessment requires significant judgment, and in making this evaluation, the Company considers available positive and negative evidence, including past results, the existence of cumulative losses in recent periods, and our forecast of taxable income for the current year and future years. A valuation allowance may need to be recorded against U.S. deferred tax assets in the event that future U.S. taxable income is materially different than estimated amounts. The primary risk factor is a more than expected severe downturn in the U.S. automotive and commercial vehicle segments of which the Company has significant U.S. operations.

Effective January 1, 2007, we adopted the provisions of Financial Accounting Standards Board ("FASB") interpretation No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Restructuring. We have recorded restructuring charges in the recent period in connection with improving manufacturing efficiency and cost position by transferring production to other locations. These charges are recorded when management has committed to a plan and incurred a liability related to the plan. Also in connection with this initiative, we recorded liabilities for severance costs. No fixed-asset impairment charges were incurred because assets are primarily being transferred to our other locations for continued production. Estimates for work force reductions and other costs savings are recorded based upon estimates of the number of positions to be terminated, termination benefits to be provided and other information as necessary. Management evaluates the estimates on a quarterly basis and will adjust the reserve when information indicates that the estimate is above or below the initial estimate. For further discussion of our restructuring activities, see Note 12 to our consolidated financial statements included in this report.

Recently Issued Accounting Standards

New accounting standards to be implemented:

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The provisions of SFAS 157 will be applied prospectively. Subsequently, the FASB provide for a one-year deferral of the effective date for nonfinancial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis. The adoption of SFAS 157 did not have a significant impact on the Company's financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). This standard improves reporting by creating greater consistency in the accounting and financial reporting of business combinations. Additionally, SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption of this standard is prohibited. In the absence of any planned future business combinations, management does not currently expect SFAS 141(R) to have a material impact on the Company's financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS 160"). This standard improves the relevance, comparability and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way. Additionally, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption of this standard is prohibited. In the absence of any noncontrolling (minority) interests, management does not currently expect SFAS 160 to have a material impact on the Company's financial condition or results of operations.

New accounting standards implemented:

In June 2006, the FASB issued FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted the provisions of FIN 48 as of the January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"), which expresses the SEC's views regarding the process of quantifying financial statement misstatements. Registrants are required to quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. SAB 108 was effective for the first quarter of 2007. The adoption of SAB 108 did not have an impact on our consolidated financial statements.

In May 2007, the FASB issued FASB Staff Position ("FSP"), *Definition of Settlement in FASB Interpretation No. 48* ("FSP FIN 48-1"). FSP FIN 48-1 provides guidance on determining whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective retroactively to January 1, 2007. The implementation of this standard did not have a material impact on the Company's consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "Fair Value Option"). Unrealized gains and losses on items for which the Fair Value Option has been elected are reported in earnings. The Fair Value Option is applied instrument by instrument (with certain exceptions), is irrevocable (unless a new election date occurs) and is applied only to an entire instrument. The effect of the first remeasurement to fair value is reported as a cumulative-effect adjustment to the opening balance of retained earnings. SFAS 159 is effective for the first quarter of 2008. We did not elect to use the Fair Value Option for any financial assets and financial liabilities that were not currently recorded at fair value.

Forward-Looking Statements

Portions of this report contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this report and include statements regarding the intent, belief or current expectations of the Company, our directors or officers with respect to, among other things, our (i) future product and facility expansion, (ii) acquisition strategy, (iii) investments and new product development, and (iv) growth opportunities related to awarded business. Forward-looking statements may be identified by the words "will," "may," "designed to," "believes," "plans," "expects," "continue," and similar words and expressions. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed in or implied by the statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among other factors:

- the loss or bankruptcy of a major customer;
- the costs and timing of facility closures, business realignment, or similar actions;
- a significant change in automotive, medium- and heavy-duty or agricultural and off-highway vehicle production;
- our ability to achieve cost reductions that offset or exceed customer-mandated selling price reductions;
- a significant change in general economic conditions in any of the various countries in which we operate;
- labor disruptions at our facilities or at any of our significant customers or suppliers;
- the ability of our suppliers to supply us with parts and components at competitive prices on a timely basis;
- the amount of debt and the restrictive covenants contained in our credit facility;
- customer acceptance of new products;
- capital availability or costs, including changes in interest rates or market perceptions;
- the successful integration of any acquired businesses;
- the occurrence or non-occurrence of circumstances beyond our control; and
- those items described in Part I, Item IA ("Risk Factors").

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

Interest Rate Risk

From time to time, we are exposed to certain market risks, primarily resulting from the effects of changes in interest rates. At December 31, 2007, however, all of our debt was fixed rate debt. At this time, we do not use financial instruments to manage this risk.

Commodity Price Risk

Given the current economic climate and the recent increases in certain commodity costs, we currently are experiencing an increased risk, particularly with respect to the purchase of copper, zinc, resins and certain other commodities. We manage this risk through a combination of fixed price agreements, staggered short-term contract maturities and commercial negotiations with our suppliers. We may also consider pursuing alternative commodities or alternative suppliers to mitigate this risk over a period of time. The recent increases in certain commodity costs have negatively affected our operating results, and a continuation of such price increases could significantly affect our profitability.

We entered into fixed price swap contracts for 480 and 420 metric tonnes of copper in December 2006 and January 2007, respectively. These contracts fixed the cost of copper purchases in 2007 and expired on December 31, 2007. In December 2007, we entered into another fixed price swap contract for 1.0 million pounds of copper, which will last through December 2008. The purpose of these contracts is to reduce our price risk as it relates to copper prices.

Going forward, we believe that our mitigation efforts will offset a substantial portion of the financial impact of these increased costs. However, no assurances can be given that the magnitude or duration of these increased costs will not have a material impact on our future operating results. A hypothetical pre-tax gain or loss in fair value from a 10.0% favorable or adverse change in commodity prices would not significantly affect our results of operations, financial position or cash flows.

Foreign Currency Exchange Risk

Our risks related to foreign currency exchange rates have historically not been material; however, given the current economic climate, we are more closely monitoring this risk. We use derivative financial instruments, including foreign currency forward and option contracts, to mitigate our exposure to fluctuations in foreign currency exchange rates by reducing the effect of such fluctuations on foreign currency denominated intercompany transactions and other foreign currency exposures. As discussed in Note 9 to our consolidated financial statements, we have entered into foreign currency forward contracts that had a notional value of $8.6 million and $16.1 million at December 31, 2007 and 2006, respectively. The purpose of these investments is to reduce exposure related to the Company's British pound- denominated receivables. The estimated fair value of these contracts at December 31, 2007 and 2006, per quoted market sources, was approximately $(0.03) million and $(0.5) million, respectively. The Company's foreign currency option contracts expired as of December 31, 2007. We do not expect the effects of this risk to be material in the future based on the current operating and economic conditions in the countries in which we operate.

A hypothetical pre-tax gain (loss) in fair value from a 10.0% favorable or adverse change in quoted currency exchange rates would be approximately $0.8 million or $(0.9) million as of December 31, 2007. For foreign currency contracts outstanding at December 31, 2006, a hypothetical pre-tax gain (loss) in fair value from a 10.0% favorable or adverse change in quoted currency exchange rates would be approximately $1.5 million or $(1.8) million as of December 31, 2006. It is important to note that gains and losses indicated in the sensitivity analysis would generally be offset by gains and losses on the underlying exposures being hedged. Therefore, a hypothetical pre-tax gain or loss in fair value from a 10.0% favorable or adverse change in quoted foreign currencies would not significantly affect our results of operations, financial position or cash flows.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Stoneridge, Inc.

We have audited the accompanying consolidated balance sheets of Stoneridge, Inc. and Subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audit also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stoneridge, Inc. and Subsidiaries at December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective at the beginning of the second quarter of 2005, the Company adopted FASB Statement No. 123 (revised 2004), Share-Based Payment (FAS123(R)) using the modified-prospective-transition method. As discussed in Note 5 to the consolidated financial statements, effective January 1, 2007, the Company adopted FIN 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Stoneridge, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 17, 2008

STONERIDGE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2007	December 31, 2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 95,924	$ 65,882
Accounts receivable, less reserves of $4,736 and $5,243, respectively	122,288	106,985
Inventories, net	57,392	58,521
Prepaid expenses and other	15,926	13,448
Deferred income taxes	9,829	9,196
Total current assets	301,359	254,032
Long-Term Assets:		
Property, plant and equipment, net	92,752	114,586
Other Assets:		
Goodwill	65,176	65,176
Investments and other, net	39,454	30,875
Deferred income taxes	29,028	37,138
Total long-term assets	226,410	247,775
Total Assets	$527,769	$501,807
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 69,373	$ 72,493
Accrued expenses and other	47,198	45,624
Total current liabilities	116,571	118,117
Long-Term Liabilities:		
Long-term debt	200,000	200,000
Deferred income taxes	2,665	1,923
Other liabilities	2,344	3,145
Total long-term liabilities	205,009	205,068
Shareholders' Equity:		
Preferred Shares, without par value, authorized 5,000 shares, none issued	—	—
Common Shares, without par value, authorized 60,000 shares, issued 24,601 and 23,990 shares and outstanding 24,209 and 23,804 shares, respectively, with no stated value	—	—
Additional paid-in capital	154,173	150,078
Common Shares held in treasury, 392 and 186 shares, respectively, at cost	(383)	(151)
Retained earnings	38,372	21,701
Accumulated other comprehensive income	14,027	6,994
Total shareholders' equity	206,189	178,622
Total Liabilities and Shareholders' Equity	$527,769	$501,807

The accompanying notes are an integral part of these consolidated financial statements.

STONERIDGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the Fiscal Years Ended December 31,		
	2007	2006	2005
Net Sales	$727,120	$708,699	$671,584
Costs and Expenses:			
Cost of goods sold	559,397	549,793	522,996
Selling, general and administrative	133,614	124,302	116,836
Provision for doubtful accounts	94	236	3,711
Gain on sale of property, plant and equipment, net	(1,710)	(1,303)	(360)
Restructuring charges	926	608	5,098
Operating Income	34,799	35,063	23,303
Interest expense, net	21,759	21,744	23,872
Equity in earnings of investees	(10,893)	(7,125)	(4,052)
Other (income) loss, net	709	805	(953)
Income Before Income Taxes	23,224	19,639	4,436
Provision for income taxes	6,553	5,126	3,503
Net Income	$ 16,671	$ 14,513	$ 933
Basic net income per share	$ 0.72	$ 0.63	$ 0.04
Basic weighted average shares outstanding	23,133	22,866	22,709
Diluted net income per share	$ 0.71	$ 0.63	$ 0.04
Diluted weighted average shares outstanding	23,548	23,062	22,775

The accompanying notes are an integral part of these consolidated financial statements.

STONERIDGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Fiscal Years Ended December 31,		
	2007	2006	2005
OPERATING ACTIVITIES:			
Net income	$ 16,671	$ 14,513	$ 933
Adjustments to reconcile net income to net cash provided (used) by operating activities —			
Depreciation	28,299	25,904	25,861
Amortization	1,522	1,657	1,560
Deferred income taxes	3,823	3,466	815
Earnings of equity method investees, less dividends received	(5,299)	(3,455)	(1,894)
Gain on sale of fixed assets	(1,710)	(1,303)	(360)
Gain on sale of partnership interest	—	(1,627)	—
Share-based compensation expense	2,431	1,953	1,695
Postretirement benefit settlement gain	—	(1,242)	—
Changes in operating assets and liabilities —			
Accounts receivable, net	(13,424)	(2,739)	(3,516)
Inventories, net	933	(2,350)	517
Prepaid expenses and other	1,563	1,742	(3,744)
Other assets	(89)	2,228	(1,762)
Accounts payable	(4,881)	14,084	505
Accrued expenses and other	3,686	(6,291)	(1,549)
Net cash provided by operating activities	33,525	46,540	19,061
INVESTING ACTIVITIES:			
Capital expenditures	(18,141)	(25,895)	(28,934)
Proceeds from sale of fixed assets	12,315	2,266	1,664
Proceeds from sale of partnership interest	—	1,153	—
Business acquisitions and other	—	(2,133)	(282)
Net cash used by investing activities	(5,826)	(24,609)	(27,552)
FINANCING ACTIVITIES:			
Repayments of long-term debt	—	(44)	(118)
Share-based compensation activity	2,119	301	1
Other financing costs	(1,219)	(150)	(241)
Net cash provided (used) by financing activities	900	107	(358)
Effect of exchange rate changes on cash and cash equivalents	1,443	3,060	(2,699)
Net change in cash and cash equivalents	30,042	25,098	(11,548)
Cash and cash equivalents at beginning of period	65,882	40,784	52,332
Cash and cash equivalents at end of period	$ 95,924	$ 65,882	$ 40,784
Supplemental disclosure of cash flow information:			
Cash paid for interest, net	$ 20,637	$ 20,565	$ 22,683
Cash paid for income taxes, net	$ 3,672	$ 2,394	$ 4,891

The accompanying notes are an integral part of these consolidated financial statements.

STONERIDGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)

	Number of Common Shares	Number of Treasury Shares	Additional Paid-In Capital	Common Shares Held in Treasury	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity	Comprehensive Income (Loss)
BALANCE, DECEMBER 31, 2004	22,780	8	$145,764	$ —	$ 6,255	$ 3,586	$155,605	
Net income	—	—	—	—	933	—	933	$ 933
Exercise of share options	10	—	48	—	—	—	48	—
Issuance of restricted Common Shares	434	—	—	—	—	—	—	—
Forfeited restricted Common Shares	(39)	39	—	—	—	—	—	—
Repurchased Common Shares for treasury	(7)	7	—	(65)	—	—	(65)	—
Share-based compensation matters	—	—	1,628	—	—	—	1,628	—
Other comprehensive income (loss):								
Minimum pension liability adjustments	—	—	—	—	—	396	396	396
Unrealized loss on marketable securities	—	—	—	—	—	89	89	89
Currency translation adjustments	—	—	—	—	—	(4,643)	(4,643)	(4,643)
Comprehensive loss								$(3,225)
BALANCE, DECEMBER 31, 2005	23,178	54	147,440	(65)	7,188	(572)	153,991	
Net income	—	—	—	—	14,513	—	14,513	$14,513
Exercise of share options	64	—	393	—	—	—	393	—
Issuance of restricted Common Shares	694	—	—	—	—	—	—	—
Forfeited restricted Common Shares	(118)	118	—	—	—	—	—	—
Repurchased Common Shares for treasury	(14)	14	—	(86)	—	—	(86)	—
Share-based compensation matters	—	—	2,245	—	—	—	2,245	—
Other comprehensive income (loss):								
Minimum pension liability adjustments	—	—	—	—	—	1,625	1,625	1,625
Cumulative effect of adopting SFAS No. 158	—	—	—	—	—	—	—	—
Unrealized gain on marketable securities	—	—	—	—	—	(84)	(84)	(84)
Currency translation adjustments	—	—	—	—	—	6,025	6,025	6,025
Comprehensive income								$22,079
BALANCE, DECEMBER 31, 2006	23,804	186	150,078	(151)	21,701	6,994	178,622	
Net income	—	—	—	—	16,671	—	16,671	$16,671
Exercise of share options	164	—	1,552	—	—	—	1,552	—
Issuance of restricted Common Shares	447	—	—	—	—	—	—	—
Forfeited restricted Common Shares	(181)	181	—	—	—	—	—	—
Repurchased Common Shares for treasury	(25)	25	—	(232)	—	—	(232)	—
Share-based compensation matters	—	—	2,543	—	—	—	2,543	—
Other comprehensive income:								
Pension liability adjustments	—	—	—	—	—	983	983	983
Unrealized loss on marketable securities	—	—	—	—	—	44	44	44
Unrealized gain on derivatives	—	—	—	—	—	(37)	(37)	(37)
Currency translation adjustments	—	—	—	—	—	6,043	6,043	6,043
Comprehensive income								$23,704
BALANCE, DECEMBER 31, 2007	24,209	392	$154,173	$(383)	$38,372	$14,027	$206,189	

The accompanying notes are an integral part of these consolidated financial statements.

STONERIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data, unless otherwise indicated)

1. Organization and Nature of Business

Stoneridge, Inc. and its subsidiaries are independent designers and manufacturers of highly engineered electrical and electronic components, modules and systems for the automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle markets.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Stoneridge, Inc. and its wholly-owned and majority-owned subsidiaries (collectively, the "Company"). Intercompany transactions and balances have been eliminated in consolidation. Joint ventures in which the Company does not have control, but does have the ability to exercise influence over operating and principal policies are accounted for under the equity method (Note 3).

Beginning in 2005, we changed from a calendar year-end to a 52-53 week fiscal year-end. Since then, our fiscal quarters were comprised of 13-week periods. On October 30, 2006, we changed back to a calendar (December 31) fiscal year end, and therefore the 2007 and 2006 fiscal years ended on December 31, 2007 and December 31, 2006, respectively. Our fiscal quarters are now comprised of three month periods.

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value, due to the highly liquid nature and short-term duration of the underlying securities.

Accounts Receivable and Concentration of Credit Risk

Revenues are principally generated from the automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle markets. Due to the nature of these industries, a significant portion of sales and related accounts receivable are concentrated in a relatively small number of customers. The following table presents the Company's principal customers, as a percentage of net sales:

	For the Fiscal Years Ended December 31,		
	2007	2006	2005
Navistar International	20%	25%	22%
Ford Motor Company	8	6	7
Deere & Company	7	6	6
MAN AG	6	6	2
General Motors	6	5	5
Chrysler LLC	5	5	9
Other	48	47	49
Total	100%	100%	100%

Accounts receivable from the Company's five largest customer balances aggregated to approximately $63,932, $57,376 and $50,507 at December 31, 2007, 2006 and 2005, respectively.

During 2007, 2006 and 2005, some of the Company's customers filed for Chapter 11 bankruptcy protection. As a result, the Company established reserves for estimated losses that were expected to result from the bankruptcies

(in thousands, except share and per share data, unless otherwise indicated)

of approximately $132, $627 and $3,570 for the fiscal years ended December 31, 2007, 2006 and 2005, respectively. The expenses related to the established reserves for estimated losses expected to result from the bankruptcies were recorded in the Company's consolidated statement of operations as a component of provision for doubtful accounts.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method for approximately 66% of the Company's inventories at December 31, 2007 and 2006, respectively, and by the first-in, first-out ("FIFO") method for all other inventories. Inventory cost includes material, labor and overhead. Inventories consist of the following at December 31:

	2007	2006
Raw materials	$36,678	$39,832
Work in progress	9,065	8,196
Finished goods	13,700	12,614
Total inventories	59,443	60,642
Less: LIFO reserve	(2,051)	(2,121)
Inventories, net	$57,392	$58,521

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and consist of the following at December 31:

	2007	2006
Land and land improvements	$ 3,956	$ 4,654
Buildings and improvements	35,869	44,526
Machinery and equipment	132,501	130,323
Office furniture and fixtures	31,394	36,103
Tooling	81,976	80,579
Vehicles	403	470
Leasehold improvements	2,981	2,190
Construction in progress	10,909	18,835
Total property, plant and equipment	299,989	317,680
Less: Accumulated depreciation	(207,237)	(203,094)
Property, plant and equipment, net	$ 92,752	$ 114,586

(in thousands, except share and per share data, unless otherwise indicated)

Depreciation is provided by both the straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation expense for the fiscal years ended December 31, 2007, 2006 and 2005 was $28,299, $25,904 and $25,861, respectively. Depreciable lives within each property classification are as follows:

Buildings and improvements	10–40 years
Machinery and equipment	3–20 years
Office furniture and fixtures	3–10 years
Tooling	2–5 years
Vehicles	3–5 years
Leasehold improvements	3–8 years

Maintenance and repair expenditures that are not considered improvements and do not extend the useful life of property are charged to expense as incurred. Expenditures for improvements and major renewals are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is credited or charged to income.

Goodwill and Other Intangible Assets

Under Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill is subject to an annual assessment for impairment (or more frequently if impairment indicators arise) by applying a fair value-based test.

The Company performs its annual impairment test of goodwill as of the beginning of the fourth quarter. The Company uses a combination of valuation techniques, which include consideration of market-based approaches and an income approach, in determining the fair value of the Company's applicable reporting units in the annual impairment test of goodwill. The Company believes that the combination of the valuation models provides a more appropriate valuation of the Company's reporting units by taking into account different marketplace participant assumptions. The Company, in its estimates of fair value of the Company's reporting units being tested, utilizes market and income approaches, specifically: the guideline company method (market), the transaction method (market), and the discounted cash flow method (income). An equal weight is given to each of these three methods. In addition, all three methods utilize market data in the derivation of a value estimate and are forward-looking in nature. The guideline assessment of future performance and the discounted cash flow method utilize a market-derived rate of return to discount anticipated performance.

These methodologies are applied to the reporting units' historical and projected financial performance. The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Discounted cash flow methods are dependent upon assumption of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows.

As of the beginning of the fourth quarter, the goodwill balance of $65.2 million was related entirely to the Control Devices reportable segment. The Company completed its assessment of any potential goodwill impairment as of October 1, 2007 and October 1, 2006 and determined that no impairment existed as of either date.

The net carrying amount of the Company's patents at December 31, 2007 and 2006 was $203 and $407, respectively, and was included in the Company's consolidated balance sheets as a component of other assets. Aggregate amortization expense on patents was $204 and $270 for the fiscal years ended December 31, 2007 and December 31, 2006, respectively. Estimated amortization expense for the fiscal year ended December 31, 2008 based upon the Company's intangible asset portfolio at December 31, 2007 is $203.

(in thousands, except share and per share data, unless otherwise indicated)

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following at December 31:

	2007	2006
Compensation-related obligations	$19,053	$15,128
Insurance-related obligations	4,084	4,178
Warranty-and recall-related obligations	5,306	5,825
Other(1)	18,755	20,493
Total accrued expenses and other current liabilities	$47,198	$45,624

(1) "Other" is comprised of miscellaneous accruals; none of which contributed a significant portion of the total.

Income Taxes

The Company accounts for income taxes using the provisions of SFAS No. 109, *Accounting for Income Taxes*. Deferred income taxes reflect the expected tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not to occur.

Currency Translation

The financial statements of foreign subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars using exchange rates in effect at the period end for assets and liabilities and average exchange rates during each reporting period for the results of operations. Adjustments resulting from translation of financial statements are reflected as a component of accumulated other comprehensive income. Foreign currency transactions are remeasured into the functional currency using translation rates in effect at the time of the transaction, with the resulting adjustments included in the results of operations.

Revenue Recognition and Sales Commitments

The Company recognizes revenues from the sale of products, net of actual and estimated returns, at the point of passage of title, which is generally at the time of shipment. Actual and estimated returns are based on authorized returns and historical trends of sales returns. The Company often enters into agreements with its customers at the beginning of a given vehicle's expected production life. Once such agreements are entered into, it is the Company's obligation to fulfill the customers' purchasing requirements for the entire production life of the vehicle. These agreements are subject to renegotiation, which may affect product pricing.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. Additionally, the Company reviews historical trends for collectibility in determining an estimate for its allowance for doubtful accounts. If economic circumstances change substantially, estimates of the recoverability of amounts due to the Company could be reduced by a material amount. The Company does not have collateral requirements with its customers.

(in thousands, except share and per share data, unless otherwise indicated)

Product Warranty and Recall Reserves

Amounts accrued for product warranty and recall claims are established based on the Company's best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet dates. These accruals are based on several factors including past experience, production changes, industry developments and various other considerations. The Company can provide no assurances that it will not experience material claims in the future or that it will not incur significant costs to defend or settle such claims beyond the amounts accrued or beyond what the Company may recover from its suppliers.

The following provides a reconciliation of changes in product warranty and recall liability for the fiscal years ended December 31, 2007 and 2006:

	2007	2006
Product warranty and recall at beginning of period	$ 5,825	$ 6,220
Accruals for products shipped during period	2,689	3,695
Aggregate changes in pre-existing liabilities due to claims developments	1,756	31
Settlements made during the period (in cash or in kind)	(4,964)	(4,121)
Product warranty and recall at end of period	$ 5,306	$ 5,825

Product Development Expenses

Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. These costs amounted to $44,203, $40,840 and $39,193 in fiscal years 2007, 2006 and 2005, respectively or 6.1%, 5.8% and 5.8% of net sales for these periods.

Share-Based Compensation

At December 31, 2007, the Company had three types of share-based compensation plans: (1) Long-Term Incentive Plan (the "Incentive Plan"), (2) Directors' Share Option Plan and (3) the Directors' Restricted Shares Plan. One plan is for employees and two plans are for non-employee directors. The Incentive Plan is made up of the Long-Term Incentive Plan that was approved by the Company's shareholders on September 30, 1997 and expired on June 30, 2007 and the Amended and Restated Long-Term Incentive Plan that was approved by the Company's shareholders on April 24, 2006 and expires on April 24, 2016. Prior to the second quarter of 2005, the Company accounted for its plans under the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, ("SFAS 123") adopted prospectively for all employee and director awards granted, modified or settled after January 1, 2003, under the provisions of SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS 123.*

Effective at the beginning of the second quarter of 2005, the Company adopted SFAS No. 123(R), *Share-Based Payment*, ("SFAS 123(R)") using the modified-prospective-transition method. Because the Company had previously adopted the fair value recognition provisions required by SFAS 123, and due to the fact that all unvested awards at the time of adoption were being recognized under a fair value approach, the adoption of SFAS 123(R) did not significantly impact the Company's operating income, income before income taxes, net income, cash flow from operating activities, cash flow from financing activities, or basic and diluted net income per share for the fiscal years ended December 31, 2007, 2006 and 2005.

Total compensation expense recognized in the consolidated statements of operations for share-based compensation arrangements was $2,431, $1,953 and $1,695 for the fiscal years ended December 31, 2007, 2006 and 2005, respectively. The total income tax benefit recognized in the consolidated statements of operations for share-based

(in thousands, except share and per share data, unless otherwise indicated)

compensation arrangements was $851, $355 and $593 for the fiscal years ended December 31, 2007, 2006 and 2005, respectively. There was no share-based compensation expense capitalized as inventory in 2007, 2006 or 2005.

Financial Instruments and Derivative Financial Instruments

Financial instruments, including derivative financial instruments, held by the Company include cash and cash equivalents, accounts receivable, accounts payable, long-term debt and foreign currency forward and option contracts. The carrying value of cash and cash equivalents, accounts receivable and accounts payable is considered to be representative of fair value because of the short maturity of these instruments. Refer to Note 9 of the Company's consolidated financial statements for fair value disclosures of the Company's fixed rate debt, foreign currency forward and option contracts, and foreign currency swap contracts.

Common Shares Held in Treasury

The Company accounts for Common Shares held in treasury under the cost method and includes such shares as a reduction of total shareholders' equity.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including certain self-insured risks and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results could differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

Net Income Per Share

Net income per share amounts for all periods are presented in accordance with SFAS No. 128, *Earnings Per Share* ("SFAS 128"), which requires the presentation of basic and diluted net income per share. Basic net income per share was computed by dividing net income by the weighted-average number of Common Shares outstanding for each respective period. Diluted net income per share was calculated by dividing net income by the weighted-average of all potentially dilutive Common Shares that were outstanding during the periods presented. Actual weighted-average shares outstanding used in calculating basic and diluted net income per share were as follows:

	For the Fiscal Years Ended December 31,		
	2007	2006	2005
Basic weighted-average shares outstanding	23,132,814	22,866,015	22,709,113
Effect of dilutive securities	415,669	195,870	65,861
Diluted weighted-average shares outstanding	23,548,483	23,061,885	22,774,974

Options not included in the computation of diluted net income per share to purchase 89,500, 599,850 and 474,250 Common Shares at an average price of $14.61, $12.17 and $13.93 per share were outstanding at December 31, 2007, 2006 and 2005, respectively. These outstanding options were not included in the computation of diluted net income per share because their respective exercise prices were greater than the average market price of Common Shares and, therefore, their effect would have been anti-dilutive.

As of December 31, 2007, 490,050 performance-based restricted shares were outstanding. These shares were not included in the computation of diluted net income per share because associated performance targets were not

(in thousands, except share and per share data, unless otherwise indicated)

achieved as of December 31, 2007. These shares may or may not become dilutive based on the Company's ability to meet or exceed future performance targets.

Comprehensive Income (Loss)

SFAS No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting and display of comprehensive income. Other comprehensive income includes foreign currency translation adjustments and gains and losses from certain foreign currency transactions, the effective portion of gains and losses on certain hedging activities, minimum pension liability adjustments, and unrealized gains and losses on available-for-sale marketable securities.

The components of accumulated other comprehensive income, as reported in the statement of consolidated shareholders' equity as of December 31, net of tax were as follows:

	Currency Translation Adjustments	Pension and Postretirement Liability Adjustments	Unrealized Loss (Gain) on Marketable Securities	Unrealized Gain on Derivatives	Accumulated Other Comprehensive Income (Loss)
Balance, January 1, 2005	$ 7,143	$(3,488)	$(69)	$ —	$ 3,586
Current year change	(4,643)	396	89	—	(4,158)
Balance, December 31, 2005	2,500	(3,092)	20	—	(572)
Current year change	6,025	1,625	(84)	—	7,566
Balance, December 31, 2006	8,525	(1,467)	(64)	—	6,994
Current year change	6,043	983	44	(37)	7,033
Balance, December 31, 2007	$14,568	$ (484)	$(20)	$(37)	$14,027

(in thousands, except share and per share data, unless otherwise indicated)

The tax effects related to each component of other comprehensive income (loss) were as follows:

	Before Tax Amount	Benefit/ (Provision)	After-Tax Amount
2005			
Foreign currency translation adjustments	$(4,643)	$ —	$(4,643)
Pension liability adjustments	566	(170)	396
Unrealized loss on marketable securities	137	(48)	89
Other comprehensive loss	$(3,940)	$(218)	$(4,158)
2006			
Foreign currency translation adjustments	$ 6,025	$ —	$ 6,025
Pension liability adjustments	1,625	—	1,625
Unrealized gain on marketable securities	(129)	45	(84)
Other comprehensive income	$ 7,521	$ 45	$ 7,566
2007			
Foreign currency translation adjustments	$ 6,043	$ —	$ 6,043
Pension and postretirement liability adjustments	983	—	983
Unrealized loss on marketable securities	68	(24)	44
Unrealized gain on derivatives	(57)	20	(37)
Other comprehensive income	$ 7,037	$ (4)	$ 7,033

At December 31, 2007 and 2006, the Company was required to record a valuation allowance of $407 and $787, respectively, which fully offset the deferred tax asset related to the accumulated pension liability adjustments.

Impairment of Assets

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No significant impairment charges were recorded in 2007, 2006 or 2005. Impairment would be recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.

Deferred Finance Costs

Deferred finance costs are being amortized over the life of the related financial instrument using the straight-line method. The annual amortization in 2007, 2006 and 2005 was $1,318, $1,379 and $1,260, respectively.

Recently Issued Accounting Standards

New accounting standards to be implemented:

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The provisions of SFAS 157 will be applied prospectively. Subsequently, the FASB provide for a one-year deferral of the effective date for nonfinancial assets and

(in thousands, except share and per share data, unless otherwise indicated)

liabilities that are recognized or disclosed at fair value on a nonrecurring basis. The adoption of SFAS 157 did not have a significant impact on the Company's financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). This standard improves reporting by creating greater consistency in the accounting and financial reporting of business combinations. Additionally, SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption of this standard is prohibited. In the absence of any planned future business combinations, Management does not currently expect SFAS 141(R) to have a material impact on the Company's financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS 160"). This standard improves the relevance, comparability and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way. Additionally, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption of this standard is prohibited. In the absence of any noncontrolling (minority) interests, management does not currently expect SFAS 160 to have a material impact on the Company's financial condition or results of operations.

New accounting standards implemented:

In June 2006, the FASB issued interpretation No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"), which expresses the SEC's views regarding the process of quantifying financial statement misstatements. Registrants are required to quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. SAB 108 was effective for the first quarter of 2007. The adoption of SAB 108 did not have an impact on the Company's consolidated financial statements.

In May 2007, the FASB issued FASB Staff Position ("FSP"), *Definition of Settlement in FASB Interpretation No. 48* ("FSP FIN 48-1"). FSP FIN 48-1 provides guidance on determining whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective retroactively to January 1, 2007. The implementation of this standard did not have a material impact on the Company's consolidated financial position or results of operations.

(in thousands, except share and per share data, unless otherwise indicated)

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "Fair Value Option"). Unrealized gains and losses on items for which the Fair Value Option has been elected are reported in earnings. The Fair Value Option is applied instrument by instrument (with certain exceptions), is irrevocable (unless a new election date occurs) and is applied only to an entire instrument. The effect of the first remeasurement to fair value is reported as a cumulative-effect adjustment to the opening balance of retained earnings. SFAS 159 is effective for the first quarter of 2008. The Company did not elect to use the Fair Value Option for any financial assets and financial liabilities that were not currently recorded at fair value.

Reclassifications

Certain prior period amounts have been reclassified to conform to their 2007 presentation in the consolidated financial statements.

3. Investments

PST Eletrônica S.A.

The Company has a 50% interest in *PST Eletrônica S.A.* ("PST"), a Brazilian electronic system provider focused on security and convenience applications primarily for the vehicle and motorcycle industry. The investment is accounted for under the equity method of accounting. The Company's investment in PST was $29,663 and $21,616 at December 31, 2007 and 2006, respectively. During 2006, the Company received a payment of past due interest of $2.4 million from PST related to a note receivable that was paid in 2004.

Condensed financial information for PST is as follows:

	December 31,	
	2007	2006
Cash and cash equivalents	$ 7,124	$ 4,785
Accounts receivable, net	12,306	11,609
Inventories, net	20,114	10,602
Property, plant and equipment, net	16,865	9,868
Other assets	5,331	3,191
Total Assets	$61,740	$40,055
Current liabilities	$25,569	$15,854
Long-term liabilities	3,957	2,791
Equity of:		
Stoneridge	16,107	10,705
Others	16,107	10,705
Total Liabilities and Equity	$61,740	$40,055

The difference between the Company's carrying amount of its investment in PST and the Company's underlying equity in the net assets of PST is primarily due to a net goodwill balance of $11,296 at December 31, 2007.

(in thousands, except share and per share data, unless otherwise indicated)

	For the Fiscal Years Ended December 31,		
	2007	2006	2005
Net sales	$133,039	$94,097	$70,819
Cost of goods sold	$ 61,575	$47,451	$38,700
Total pretax income	$ 25,152	$17,939	$10,956
The Company's share of pretax income	$ 12,576	$ 8,970	$ 5,478

Equity in earnings of PST included in the consolidated statements of operations were $10,351, $6,771 and $3,976 for the fiscal years ended December 31, 2007, 2006 and 2005, respectively. During 2007 and 2006, PST declared dividends payable to its joint venture partners, which included the Company. The Company received dividend payments from PST of $5,594 and $3,707 in 2007 and 2006, respectively, which decreased the Company's investment in PST.

Minda Stoneridge Instruments Ltd.

The Company has a 49% interest in Minda Stoneridge Instruments Ltd. ("Minda"), a company based in India that manufactures electronics and instrumentation equipment for the motorcycle and commercial vehicle market. The investment is accounted for under the equity method of accounting. The Company's investment in Minda was $4,547 and $3,796 at December 31, 2007 and 2006, respectively. Equity in earnings of Minda included in the consolidated statements of operations were $542, $354 and $76, for the fiscal years ended December 31, 2007, 2006 and 2005, respectively. The Company increased its ownership in Minda from 20% to 49% in 2006.

4. Long-Term Debt

Senior Notes

The Company had $200.0 million of senior notes outstanding at December 31, 2007 and 2006, respectively. The $200.0 million senior notes bear interest at an annual rate of 11.50% and mature on May 1, 2012. The senior notes are redeemable, at the Company's option, at 105.750 until April 30, 2008. On May 1, 2008, the senior notes will be redeemable at 103.833. The senior notes will remain redeemable at various levels until the maturity date. Interest is payable on May 1 and November 1 of each year. On July 1, 2002, the Company completed an exchange offer of the senior notes for substantially identical notes registered under the Securities Act of 1933.

Credit Facility

On November 2, 2007, the Company entered into an asset-based credit facility, which permits borrowing up to a maximum level of $100.0 million. At December 31, 2007, there were no borrowings on this asset-based credit facility. The available borrowing capacity on this credit facility is based on eligible current assets, as defined. At December 31, 2007, the Company had borrowing capacity of $73.5 million based on eligible current assets. The asset-based credit facility does not contain financial performance covenants; however, restrictions include limits on capital expenditures, operating leases and dividends. The asset-based credit facility expires on November 1, 2011, and requires a commitment fee of 0.25% on the unused balance. Interest is payable quarterly at either (i) the higher of the prime rate or the Federal Funds rate plus 0.50%, plus a margin of 0.00% to 0.25% or (ii) LIBOR plus a margin of 1.00% to 1.75%, depending upon the Company's undrawn availability, as defined. The Company was in compliance with all covenants at December 31, 2007.

(in thousands, except share and per share data, unless otherwise indicated)

5. Income Taxes

The provision for income taxes on income included in the accompanying consolidated financial statements represents federal, state and foreign income taxes. The components of income before income taxes and the provision for income taxes consist of the following:

	For the Fiscal Years Ended December 31,		
	2007	2006	2005
Income (loss) before income taxes:			
Domestic	$ 9,186	$ 6,581	$ 4,441
Foreign	14,038	13,058	(5)
Total income before income taxes	$23,224	$19,639	$ 4,436
Provision (benefit) for income taxes:			
Current:			
Federal	$ (55)	$ (807)	$ 291
State and foreign	2,785	3,176	2,397
Total current provision	2,730	2,369	2,688
Deferred:			
Federal	3,450	2,175	(1,368)
State and foreign	373	582	2,183
Total deferred provision	3,823	2,757	815
Total provision for income taxes	$ 6,553	$ 5,126	$ 3,503

A reconciliation of the Company's effective income tax rate to the statutory federal tax rate is as follows:

	For the Fiscal Years Ended December 31,		
	2007	2006	2005
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	(1.0)	0.8	(7.0)
Tax credits	(4.0)	(5.6)	(24.6)
Tax benefit for export sales	—	(1.4)	(9.5)
Foreign rate differential	(10.9)	(8.9)	(23.0)
Increase of income tax accruals	(2.4)	(4.5)	(10.3)
Foreign deemed dividends, net of foreign tax credits	1.8	4.5	17.9
Reduction (increase) of deferred taxes	1.3	—	(22.6)
Foreign valuation allowances	7.4	4.1	120.3
Other	1.0	2.1	2.8
Effective income tax rate	28.2%	26.1%	79.0%

The effective tax rate for 2007 increased slightly due primarily to the increase in higher taxed domestic earnings and the increase over the prior year of the valuation allowance recorded against the deferred tax assets in the United Kingdom. These increases were partially offset by a deferred tax benefit related to a change in state tax law.

(in thousands, except share and per share data, unless otherwise indicated)

Unremitted earnings of foreign subsidiaries were $22,451, $16,703 and $11,200 as of December 31, 2007, 2006 and 2005, respectively. Because these earnings have been indefinitely reinvested in foreign operations, no provision has been made for U.S. income taxes. It is impracticable to determine the amount of unrecognized deferred taxes with respect to these earnings; however, foreign tax credits may be available to reduce U.S. income taxes in the event of a distribution.

Significant components of the Company's deferred tax assets and (liabilities) as of December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred tax assets:		
Inventories	$ 2,028	$ 2,002
Employee benefits	1,942	2,353
Insurance	1,029	1,314
Depreciation and amortization	28,244	36,326
Net operating loss carryforwards	17,430	19,025
General business credit carryforwards	6,670	8,273
Reserves not currently deductible	8,814	6,896
Gross deferred tax assets	66,157	76,189
Less: Valuation allowance	(16,020)	(17,380)
Deferred tax assets less valuation allowance	50,137	58,809
Deferred tax liabilities:		
Depreciation and amortization	(5,404)	(10,454)
Other	(8,541)	(3,944)
Gross deferred tax liabilities	(13,945)	(14,398)
Net deferred tax asset	$ 36,192	$ 44,411

The valuation allowance represents the amount of tax benefit related to foreign net operating losses and other deferred tax assets as well as state deferred tax assets, which management believes are not likely to be realized.

The Company has deferred tax assets for net operating loss carryforwards of $6,346 net of a valuation allowance of $11,084. The net operating losses relate to U.S. federal, state and foreign tax jurisdictions. The U.S. net operating losses expire beginning in 2023 through 2026, the state net operating losses expire at various times and the foreign net operating losses have indefinite expiration dates. The Company has a deferred tax asset for general business credit carryforwards of $5,370 net of a valuation allowance of $1,300. The U.S. federal general business credit carryforwards expire beginning in 2021 through 2027 and the state tax credits expire at various times.

The Company recognized a provision for income taxes of $6,553, or 28.2% of pre-tax income, and $5,126, or 26.1% of pre-tax income, for federal, state and foreign income taxes for the fiscal years ended December 31, 2007 and 2006, respectively. The increase in the effective tax rate was primarily attributable to the increase in higher taxed domestic earnings and the increase over the prior year of the valuation allowance recorded against the deferred tax assets in the United Kingdom. These increases were partially offset by a deferred tax benefit related to a change in state tax law.

(in thousands, except share and per share data, unless otherwise indicated)

FIN 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109

In June 2006, the FASB issued FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of FIN 48 as of the January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

The following is a reconciliation of the Company's total gross unrecognized tax benefits, from adoption, to December 31, 2007:

	2007
Balance at January 1, 2007	$4,731
Tax positions related to the current year:	
Additions	357
Reductions	—
Tax positions related to the prior years:	
Additions	272
Reductions	(655)
Settlements	—
Expiration of statutes of limitation	(87)
Balance at December 31, 2007	$4,618

The liability for uncertain tax benefits is classified as a non-current liability unless it is expected to be paid within one year. At December 31, 2007 the Company has classified $1,437 as a current liability and $3,181 as a reduction to non-current deferred income tax assets. Through a combination of anticipated state audit settlements and the expiration of certain statutes of limitation, the amount of unrecognized tax benefits could decrease by approximately $800 within the next 12 months. Management is currently unaware of issues under review that could result in a significant change or a material deviation in this estimate.

If the Company's tax positions are sustained by the taxing authorities in favor of the Company, approximately $4,410 would affect the Company's effective tax rate.

Consistent with historical financial reporting, the Company has elected to classify interest expense and, if applicable, penalties which could be assessed related to unrecognized tax benefits as a component of income tax expense. For the fiscal years ended December 31, 2007 and 2006, the Company recognized approximately $(149) and $(347) of gross interest and penalties, respectively. The Company has accrued approximately $672 and $821 for the payment of interest and penalties at December 31, 2007 and December 31, 2006, respectively.

The Company conducts business globally and, as a result, files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business the Company is subject to

(in thousands, except share and per share data, unless otherwise indicated)

examination by taxing authorities throughout the world. The following table summarizes the open tax years for each important jurisdiction:

Jurisdiction	Open Tax Years
U.S. Federal	2004-2007
France	2003-2007
Mexico	2002-2007
Spain	2003-2007
Sweden	2002-2007
United Kingdom	2003-2007

During the third quarter of 2007 the IRS commenced an examination of the Company's 2005 federal income tax return. It is anticipated that this examination should be completed during the second half of 2008. The Company is also under examination for income and non-income tax filings in various state and foreign jurisdictions that should be completed at various times throughout 2008.

6. Operating Lease Commitments

The Company leases equipment, vehicles and buildings from third parties under operating lease agreements.

The estate of the late D.M. Draime, former Chairman of the Board of Directors, is a 50% owner of Hunters Square, Inc. ("HSI"), an Ohio corporation, which owns Hunters Square, an office complex and shopping mall located in Warren, Ohio. The Company leases office space in Hunters Square. The Company pays all maintenance, tax and insurance costs related to the operation of the office. Lease payments made by the Company to HSI were $342, $342 and $342 in 2007, 2006 and 2005, respectively. The lease terminates in December 2009. The Company believes the terms of the lease are no less favorable to it than would be the terms of a third-party lease.

For the years ended December 31, 2007, 2006 and 2005, lease expense totaled $7,114, $6,691 and $6,495, including related party lease expense of $342 for each respective year.

Future minimum operating lease commitments at December 31, 2007 are as follows:

	Third Party	Related Party
2008	$ 5,289	$342
2009	4,148	342
2010	2,338	—
2011	1,626	—
2012	1,605	—
Thereafter	6,082	—
Total	$21,088	$684

7. Share-Based Compensation Plans

In October 1997, the Company adopted a Long-Term Incentive Plan ("Incentive Plan"). The Company reserved 2,500,000 Common Shares for issuance to officers and other key employees under the Incentive Plan. Under the Incentive Plan, as of December 31, 2007, the Company granted cumulative options to purchase 1,594,500 Common Shares to management with exercise prices equal to the fair market value of the Company's Common Shares on the date of grant. The options issued cliff-vest from one to five years after the date of grant and have a contractual life of 10 years. In addition, the Company has also issued 1,553,125 restricted Common Shares

(in thousands, except share and per share data, unless otherwise indicated)

under the Incentive Plan, of which 814,250 are time-based with either graded or cliff vesting using the straight-line method while the remaining 738,875 restricted Common Shares are performance-based. Restricted Common Shares awarded under the Incentive Plan entitle the shareholder to all the rights of Common Share ownership except that the shares may not be sold, transferred, pledged, exchanged, or otherwise disposed of during the vesting period. The Incentive Plan expired on June 30, 2007.

In April 2006, the Company's shareholders approved the Amended and Restated Long-Term Incentive Plan (the "2006 Plan"). Common Shares reserved and available for awards under the 2006 Plan is 1,500,000 pursuant to which the maximum number of Common Shares which may be issued subject to Incentive Stock Options is 500,000. Under the 2006 Plan, as of December 31, 2007, the Company has not granted any Common Shares awards.

In 2005, pursuant to the Incentive Plan, the Company granted time-based restricted Common Share awards and performance-based restricted Common Share awards. The time-based restricted Common Share awards vest over a one to four year period in equal increments on the first, second, third and fourth grant-date anniversaries. Approximately one-half of the performance-based restricted Common Share awards vest and are no longer subject to forfeiture upon the recipient remaining an employee of the Company for three years from date of grant and upon achieving certain net income per share targets established by the Company. The remaining one-half of the performance-based restricted Common Share awards also vest and are no longer subject to forfeiture upon the recipient remaining an employee for three years from date of grant and upon the Company attaining certain targets of performance measured against a peer group's performance in terms of total return to shareholders. The actual number of restricted Common Shares to ultimately vest will depend on the Company's level of achievement of the targeted performance measures and the employees' attainment of the defined service requirements.

In 2006, pursuant to the Incentive Plan, the Company granted time-based restricted shares and performance-based restricted shares. Certain time-based restricted Common Share awards cliff-vest three years after the grant date. Other time-based restricted Common Share awards are subject to graded vesting using the straight-line method over a three or four year period. The performance-based restricted Common Share awards vest and are no longer subject to forfeiture upon the recipient remaining an employee of the Company for three years from date of grant and upon achieving certain net income per share targets established by the Company.

In 2007, pursuant to the Incentive Plan, the Company granted time-based restricted shares and performance-based restricted shares. The time-based restricted Common Share awards cliff-vest three years after the grant date. The performance-based restricted Common Share awards vest and are no longer subject to forfeiture upon the recipient remaining an employee of the Company for three years from date of grant and upon achieving certain net income per share targets established by the Company.

In April 2005, the Company adopted the Directors' Restricted Shares Plan ("Director Share Plan"). The Company reserved 300,000 Common Shares for issuance under the Director Share Plan. Under the Director Share Plan, the Company has cumulatively issued 130,700 restricted Common Shares. Shares issued under the Director Share Plan during 2006 will cliff-vested after a period of 13 months. Shares issued under the Director Share Plan during 2007 will cliff vest one year after the grant date.

(in thousands, except share and per share data, unless otherwise indicated)

Options

A summary of option activity under the plans noted above as of December 31, 2007, and changes during the fiscal years ended are presented below:

	Share Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding at December 31, 2006	623,000	$11.89	
Expired	(170,750)	16.98	
Exercised	(163,500)	8.92	
Outstanding and Exercisable at December 31, 2007	288,750	10.57	4.48

There were no options granted during the fiscal years ended December 31, 2007, 2006 and 2005 and all outstanding options have vested.

The intrinsic value of options outstanding and exercisable is the difference between the fair market value of the Company's Common Shares on the applicable date ("Measurement Value") and the exercise price of those options that had an exercise price that was less than the Measurement Value. The intrinsic value of options exercised is the difference between the fair market value of the Company's Common Shares on the date of exercise and the exercise price. The total intrinsic value of options exercised during the fiscal years ended December 31, 2007, 2006 and 2005 was $482, $176 and $42, respectively.

As of December 31, 2007 and 2006, the aggregate intrinsic value of both outstanding and exercisable options was $62 and $115, respectively. The total fair value of options that vested during the fiscal years ended December 31, 2005 was $1,465. Prior to 2006, all outstanding option grants had vested, and therefore, the number of exercisable and outstanding options is equal.

Restricted Shares

The fair value of the non-vested time-based restricted Common Share awards was calculated using the market value of the shares on the date of issuance. The weighted-average grant-date fair value of time-based restricted Common Shares granted during the fiscal years ended December 31, 2007, 2006 and 2005 was $12.00, $7.79 and $10.23, respectively.

The fair value of the non-vested performance-based restricted Common Share awards with a performance condition, requiring the Company to obtain certain net income per share targets, was calculated using the market value of the shares on the date of issuance. The fair value of the non-vested performance-based restricted Common Share awards with a market condition, which measures the Company's performance against a peer group's performance in terms of total return to shareholders, was estimated at the date of issuance using valuation techniques incorporating the Company's historical total return to shareholders in comparison to its peers to determine the expected outcomes related to these awards.

(in thousands, except share and per share data, unless otherwise indicated)

A summary of the status of the Company's non-vested restricted Common Shares as of December 31, 2007 and the changes during the fiscal year then ended, are presented below:

	Time-Based Awards		Performance-Based Awards	
Non-vested Restricted Common Shares	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at December 31, 2006	468,392	$ 8.47	396,825	$ 8.34
Granted	234,700	12.00	212,850	12.03
Vested	(138,402)	9.12	—	—
Forfeited	(60,866)	9.91	(119,625)	9.01
Non-vested at December 31, 2007	503,824	9.76	490,050	9.78

As of December 31, 2007, total unrecognized compensation cost related to non-vested time-based restricted Common Share awards granted was $2,377. That cost is expected to be recognized over a weighted-average period of 1.47 years. For the fiscal years ended December 31, 2007, 2006 and 2005, the total fair value of time-based restricted Common Share awards vested was $1,541, $1,064 and $460, respectively.

As of December 31, 2007, total unrecognized compensation cost related to non-vested performance-based restricted Common Share awards granted was $810. That cost is expected to be recognized over a weighted-average period of 1.58 years. As noted above, the Company has issued and outstanding performance-based restricted Commons Share awards that use different performance targets. The awards that use net income per share as the performance target will not be expensed until it is probable that the Company will meet the underlying performance condition. However, the awards that measure performance against a peer group are expensed even if the market condition is not met. No performance-based restricted Common Share awards have vested as of December 31, 2007.

Cash received from option exercises under all share-based payment arrangements for the fiscal years ended December 31, 2007, 2006 and 2005 was $1,409, $301 and $66, respectively. The actual tax benefit realized for the tax deductions from the vesting of restricted Common Shares and option exercises of the share-based payment arrangements totaled $360, $176 and $220 for the fiscal years ended December 31, 2007, 2006 and 2005, respectively.

8. Employee Benefit Plans

The Company has certain defined contribution profit sharing and 401(k) plans covering substantially all of its employees in the US and United Kingdom. Company contributions are generally discretionary; however, a portion of these contributions is based upon a percentage of employee compensation, as defined in the plans. The Company's policy is to fund all benefit costs accrued. For the fiscal years ended December 31, 2007, 2006 and 2005, expenses related to these plans amounted to $3,800, $3,556 and $3,828, respectively.

The Company has a single defined benefit pension plan that covers certain employees in the United Kingdom and a single postretirement benefit plan that covers certain employees in the U.S. As of December 31, 2003, employees covered under the United Kingdom defined benefit pension plan no longer accrue benefits related to future service and wage increases. In September 2006, the Board of Directors approved a proposal to discontinue life insurance benefits for all active and retired employees under the Company's U.S. postretirement benefit plan effective September 30, 2006. The discontinuance of these benefits was accounted for as a plan settlement, resulting in a one-time non-cash gain of approximately $1,242. The remaining healthcare portion of the postretirement benefit plan is contributory, with the Company and plan participants sharing the cost of the plan.

(in thousands, except share and per share data, unless otherwise indicated)

The following table sets forth the benefit obligation, fair value of plan assets, and the funded status of the Company's plans; amounts recognized in the Company's financial statements; and the principal weighted average assumptions used:

	Pension Benefit Plan		Postretirement Benefit Plan	
	2007	2006	2007	2006
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$22,681	$19,988	$ 508	$1,702
Service cost	140	92	—	40
Interest cost	1,180	994	25	67
Actuarial gain	(1,281)	(515)	(33)	(239)
Benefits paid	(820)	(663)	(53)	(80)
Settlement	—	—	—	(982)
Translation adjustments	401	2,785	—	—
Projected benefit obligation at end of year	$22,301	$22,681	$ 447	$ 508
Change in plan assets:				
Fair value of plan assets at beginning of year	$20,056	$15,898	$ —	$ —
Actual return on plan assets	1,100	2,209	—	—
Employer contributions	260	276	53	387
Benefits paid	(820)	(663)	(53)	(80)
Settlement	—	—	—	(307)
Translation adjustments	350	2,336	—	—
Fair value of plan assets at end of year	$20,946	$20,056	$ —	$ —
Accumulated benefit obligation at end of year	$22,301	$22,681	$ 447	$ 508
Funded status at end of year	(1,355)	(2,625)	(447)	(508)
Amounts recognized in the consolidated balance sheet consist of:				
Accrued liabilities	(1,355)	(2,625)	(447)	(508)

At December 31, 2007 and 2006, long-term liabilities of $1,748 and $3,075 related to the defined benefit plan and postretirement benefit plan were recognized in the accompanying consolidated balance sheets as components of other liabilities. In addition, a current liability related to the other postretirement benefit plan of $54 and $58 was recognized as a component of accrued expenses and other on the consolidated balance sheets at December 31, 2007 and 2006, respectively.

(in thousands, except share and per share data, unless otherwise indicated)

	Pension Benefit Plan		Postretirement Benefit Plan	
	2007	2006	2007	2006
Weighted average assumptions used to determine benefit obligation at December 31:				
Discount rate	5.80%	5.15%	5.88%	5.80%
Rate of increase to compensation levels	N/A	N/A	N/A	N/A
Rate of increase to pensions in payment	3.30%	3.00%	N/A	N/A
Rate of future price inflation	3.20%	2.90%	N/A	N/A
Initial health care cost trend rate	N/A	N/A	10.00%	11.00%
Ultimate health care cost trend rate	N/A	N/A	6.00%	6.00%
Year that the ultimate trend rate is reached	N/A	N/A	2015	2011
Measurement date	12/31/07	12/31/06	12/31/07	12/31/06
Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:				
Discount rate	5.15%	4.75%	5.80%	5.50%
Expected long-term return on plan assets	7.00%	6.40%	N/A	N/A
Rate of increase to compensation levels	N/A	N/A	N/A	2.50%
Rate of increase to pensions in payment	3.00%	3.00%	N/A	N/A
Rate of future price inflation	2.90%	2.75%	N/A	N/A
Initial health care cost trend rate	N/A	N/A	10.00%	11.00%
Ultimate health care cost trend rate	N/A	N/A	6.00%	6.00%
Year that the ultimate trend rate is reached	N/A	N/A	2015	2011
Measurement date	12/31/07	12/31/06	12/31/06	12/31/05

In the fiscal year ended December 31, 2006, the Company adopted the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(*R) ("SFAS 158"). Prior to the adoption of SFAS 158, the Company's accumulated benefit obligations and projected benefit obligations were equal, therefore upon adoption, there was no significant impact on the Company's consolidated statement of financial position as of December 31, 2007. In addition, the provisions of SFAS 158 require the Company to disclose costs recognized in other comprehensive income for the period pursuant and the amortization amounts to be recognized in the next fiscal year, which are shown in the following tables:

	Pension Benefit Plan 2007	Postretirement Benefit Plan 2007
Other changes in plan assets and benefit obligations recognized in other comprehensive income:		
Net actuarial (gain) loss	$(1,120)	$28
Amortization of actuarial loss	(80)	—
Total recognized in other comprehensive income	$(1,200)	$28
Total recognized in net periodic pension cost and other comprehensive income	$(1,220)	$53

(in thousands, except share and per share data, unless otherwise indicated)

No net amortization on actuarial gains or losses will be recognized in the next fiscal year.

The Company's expected long-term return on plan assets assumption is based on a periodic review and modeling of the plan's asset allocation and liability structure over a long-term horizon. Expectations of returns for each asset class are the most important of the assumptions used in the review and modeling and are based on comprehensive reviews of historical data and economic / financial market theory. The expected long-term rate of return on assets was selected from within the reasonable range of rates determined by (a) historical real returns, net of inflation, for the asset classes covered by the investment policy, and (b) projections of inflation over the long-term period during which benefits are payable to plan participants.

Components of net periodic pension and postretirement (benefit) cost are as follows:

	Pension Benefit Plan			Postretirement Benefit Plan		
	For the Fiscal Years Ended December 31,			For the Fiscal Years Ended December 31,		
	2007	2006	2005	2007	2006	2005
Service cost	$ 140	$ 92	$ 73	$—	$ 40	$114
Interest cost	1,180	994	981	25	67	112
Settlement gain	—	—	—	—	(1,242)	—
Expected return on plan assets	(1,420)	(1,086)	(999)	—	—	—
Amortization of actuarial loss (gain)	80	258	291	—	(17)	—
Net periodic (benefit) cost	$ (20)	$ 258	$ 346	$25	$(1,152)	$226

A 1.0% change in assumed healthcare cost trend rates would not significantly impact the Company's amounts reported for postretirement health benefits.

The Company's defined benefit pension plan fair value weighted-average asset allocations at December 31 by asset category are as follows:

	2007	2006
Asset Category:		
Equity securities	74%	81%
Debt securities	25	18
Other	1	1
Total	100%	100%

The Company's target asset allocation, with a permitted range of ± 7.50%, as of December 31, 2007, by asset category, is as follows:

Asset Category:	
Equity securities	75%
Debt securities	25%

The Company's investment policy for the defined benefit pension plan includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories. The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies. The Company and a designated third-party fiduciary

(in thousands, except share and per share data, unless otherwise indicated)

periodically review the investment policy. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

The Company expects to contribute $259 to its defined benefit pension plan in 2008. The following pension and postretirement benefit payments are expected to be paid:

	Pension Benefit Plan	Postretirement Benefit Plan
2008	$ 757	$ 54
2009	817	54
2010	857	53
2011	897	51
2012	937	49
2013 to 2017	5,281	198

9. Fair Value of Financial Instruments

Financial Instruments

A financial instrument is cash or a contract that imposes an obligation to deliver, or conveys a right to receive cash or another financial instrument. The carrying values of cash and cash equivalents, accounts receivable and accounts payable are considered to be representative of fair value because of the short maturity of these instruments. The estimated fair value of the Company's senior notes (fixed rate debt) at December 31, 2007 and 2006, per quoted market sources, was $199.2 million and $206.0 million, respectively. On both dates, the carrying value was $200.0 million.

Derivative Instruments and Hedging Activities

We make use of derivative instruments in foreign exchange and commodity price hedging programs. Derivatives currently in use are foreign currency forward and option contracts and commodity swaps. These contracts are used strictly for hedging and not for speculative purposes. Management believes that its use of these instruments to reduce risk is in the Company's best interest.

The Company conducts business internationally and therefore is exposed to foreign currency exchange risk. The Company uses derivative financial instruments, including foreign currency forward contracts, to mitigate its exposure to fluctuations in foreign currency exchange rates by reducing the effect of such fluctuations on foreign currency denominated intercompany transactions and other foreign currency exposures. The principal currencies hedged by the Company include the British pound and Mexican peso. In certain instances, the foreign currency forward contracts are marked to market, with gains and losses recognized in the Company's consolidated statement of operations as a component of other (income) loss, net. The Company's foreign currency forward and option contracts substantially offset gains and losses on the underlying foreign currency denominated transactions. In addition, the Company's contracts intended to reduce exposure to the Mexican peso were executed to hedge forecasted transactions, and therefore the contracts are accounted for as cash flow hedges. The effective portion of the unrealized gain or loss is deferred and reported in the Company's consolidated balance sheets as a component of accumulated other comprehensive income. The Company's expectation is that the cash flow hedges will be highly effective in the future. The effectiveness of the transactions will be measured on an ongoing basis using the hypothetical operative method.

The Company's foreign currency forward contracts have a notional value of $8,551 and $16,147 at December 31, 2007 and 2006, respectively. The purpose of these investments is to reduce exposure related to the Company's British pound- denominated receivables. The estimated fair value of these contracts at December 31, 2007 and 2006, per quoted market sources, was approximately $(28) and $(502), respectively. In 2007, the Company used foreign

(in thousands, except share and per share data, unless otherwise indicated)

currency option contracts to reduce the risk of exposures to the Mexican peso. The Company's foreign currency option contracts expired as of December 31, 2007.

To mitigate the risk of future price volatility and, consequently, fluctuations in gross margins, the Company has entered into fixed price commodity swaps with a bank to fix the cost of copper purchases. We entered into fixed price swap contracts for 480 and 420 metric tonnes of copper in December 2006 and January 2007, respectively. These contracts fixed the cost of copper purchases in 2007 and expired on December 31, 2007. In December 2007, we entered into another fixed price swap contract for 1.0 million pounds of copper, which will last through 2008. Because these contracts were executed to hedge forecasted transactions, the contracts are accounted for as cash flow hedges. The unrealized gain or loss for the effective portion of the hedge is deferred and reported in the Company's consolidated balance sheets as a component of accumulated other comprehensive income. The Company deems these cash flow hedges to be highly effective. The effectiveness of the transactions has been and will be measured on an ongoing basis using regression analysis. As of December 31, 2007, the fair value of the fixed price commodity swap contract, per quoted market sources, was approximately $57.

10. Commitments and Contingencies

In the ordinary course of business, the Company is involved in various legal proceedings, workers' compensation and product liability disputes. The Company is of the opinion that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, cash flows or the financial position of the Company.

11. Related Party Transactions

Relationship with Counsel. Avery Cohen, a director and Secretary of the Company, is a partner in Baker & Hostetler LLP, a law firm, which has served as general outside counsel for the Company since 1993. The Company paid $1,193, $1,081 and $1,193 in legal fees to Baker & Hostetler, LLP for the fiscal years ended December 31, 2007, 2006 and 2005, respectively.

Hunters Square. See Note 6 to the Company's consolidated financial statements for information on the Company's related party transactions involving operating leases.

Industrial Development Associates LP ("IDA"). The Company owned a 30% interest in Industrial Development Associates Limited Partnership, a Maryland limited partnership ("IDA"). In addition, Earl L. Linehan, a member of Stoneridge's Board of Directors owns an interest in IDA and the estate of D.M. Draime (D.M. Draime was Chairman of the Board of Directors until his death in July 2006) owned an interest in IDA. IDA is a real estate development company of certain commercial properties in Mebane, North Carolina. Stoneridge previously leased a facility from IDA.

On December 29, 2006, the Company entered into a Partnership Interest Purchase Agreement (the "Purchase Agreement") with Heritage Real Estate Fund V, LLC, a Maryland limited liability company ("Heritage"). Pursuant to the Purchase Agreement, on December 29, 2006, Stoneridge sold its 30% general partnership interest in IDA to Heritage for $1,035 in cash and recognized a gain of $1,627 that is included in the consolidated statement of operations as a component of other (income) loss, net. The transaction price was determined by the average of two independent appraisals.

Mr. Linehan is a member of Heritage owning a 14.2% membership interest in Heritage. The managing member of Heritage is Heritage Properties, Inc. Mr. Linehan is member of the Board of Directors of Heritage Properties, Inc. Mr. Linehan also owns approximately 26.35% of MI Holding Company, a Maryland corporation, which is a 5.0% general partner of IDA. On December 29, 2006, the estate of D.M. Draime also entered into a Partnership Interest Purchase Agreement with Heritage to sell the estate's 10% limited partnership interest to Heritage for $345. The son of D.M. Draime, Jeffrey P. Draime, is a member of Stoneridge's Board of Directors.

(in thousands, except share and per share data, unless otherwise indicated)

12. Restructuring

In January 2005, the Company announced restructuring initiatives related to the rationalization of certain manufacturing facilities in Europe and North America. These restructuring initiatives were completed in 2007. In connection with these initiatives, the Company recorded restructuring charges of $74, $608 and $5,098 in the Company's consolidated statement of operations for the fiscal years ended December 31, 2007, 2006 and 2005.

On October 29, 2007, the Company announced restructuring initiatives to improve manufacturing efficiency and cost position by ceasing manufacturing operations at its Sarasota, Florida and Mitcheldean, England locations. These rationalizations are part of the Company's cost reduction initiatives. In connection with these initiatives, the Company recorded restructuring charges of $1,027 in the Company's consolidated statement of operations for the fiscal year ended December 31, 2007. Restructuring expenses that were general and administrative in nature were included in the Company's consolidated statement of operations as part of restructuring charges, while the remaining restructuring related charges were included in cost of goods sold.

The charges related to the restructuring initiatives announced on October 29, 2007 that belong to the Electronics reportable segment included the following:

	Severance Costs	Contract Termination Costs	Other Associated Costs	Total
Total expected restructuring charges	$3,454	$978	$5,582	$10,014
Fourth quarter 2007 charge to expense	$ 468	$ —	$ 103	$ 571
Cash payments	—	—	(103)	(103)
Balance at December 31, 2007	$ 468	$ —	$ —	$ 468
Remaining expected restructuring charge	$2,986	$978	$5,479	$ 9,443

The charges related to the restructuring initiatives announced on October 29, 2007 that belong to the Control Devices reportable segment included the following:

	Severance Costs	Fixed-Asset Costs	Other Associated Costs	Total
Total expected restructuring charges	$1,687	$296	$5,362	$7,345
Fourth quarter 2007 charge to expense	$ 357	$ —	$ 99	$ 456
Balance at December 31, 2007	$ 357	$ —	$ 99	$ 456
Remaining expected restructuring charge	$1,330	$296	$5,263	$6,889

All restructuring charges, except for asset-related charges, result in cash outflows. Severance costs relate to a reduction in workforce. Other associated costs include premium direct labor, inventory and equipment move costs, relocation expense, increased inventory carrying cost and miscellaneous expenditures associated with exiting business activities. No fixed-asset impairment charges were incurred because assets are primarily being transferred to other locations for continued production.

13. Segment Reporting

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information,* establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise that are evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the chief executive officer.

(in thousands, except share and per share data, unless otherwise indicated)

The Company has two reportable segments: Electronics and Control Devices. During the third quarter of 2007, a European operating segment in the Control Devices reportable segment experienced a change in future business prospects due to the loss of a significant customer contract. As a result, the Company announced that it would cease manufacturing at this location and transfer remaining production to an operating segment in the Electronics reportable segment. In addition, management and oversight responsibilities for this business were realigned to the Electronics reportable segment. Because the Company changed the structure of its internal organization in a manner that caused the composition of its reportable segments to change, the corresponding information for prior periods has been reclassified to conform to the current year reportable segment presentation.

The Company's operating segments are aggregated based on sharing similar economic characteristics. Other aggregation factors include the nature of the products offered and management and oversight responsibilities. The Electronics reportable segment, formerly known as the Vehicle Management & Power Distribution reportable segment, produces electronic instrument clusters, electronic control units, driver information systems and electrical distribution systems, primarily wiring harnesses and connectors for electrical power and signal distribution. The Control Devices reportable segment produces electronic and electromechanical switches and control actuation devices and sensors.

The accounting policies of the Company's reportable segments are the same as those described in Note 2, "Summary of Significant Accounting Policies." The Company's chief executive officer evaluates the performance of its reportable segments based primarily on revenues from external customers, capital expenditures and income before income taxes. Inter-segment sales are accounted for on terms similar to those to third parties and are eliminated upon consolidation.

A summary of financial information by reportable segment is as follows:

	For the Fiscal Years Ended December 31,		
	2007	2006	2005
Net Sales			
Electronics	$441,717	$442,427	$384,943
Intersegment sales	16,955	14,505	16,720
Electronics net sales	458,672	456,932	401,663
Control Devices	285,403	266,272	286,641
Intersegment sales	4,576	5,671	4,793
Control Devices net sales	289,979	271,943	291,434
Eliminations	(21,531)	(20,176)	(21,513)
Total consolidated net sales	$727,120	$708,699	$671,584
Income (Loss) Before Income Taxes			
Electronics	$ 20,692	$ 20,882	$ (216)
Control Devices	15,825	13,987	19,429
Other corporate activities	8,676	6,392	8,217
Corporate interest expense	(21,969)	(21,622)	(22,994)
Total consolidated income before income taxes	$ 23,224	$ 19,639	$ 4,436
Depreciation and Amortization			
Electronics	$ 13,392	$ 10,564	$ 10,807
Control Devices	14,823	15,191	14,965
Corporate activities	288	425	385
Total consolidated depreciation and amortization(A)	$ 28,503	$ 26,180	$ 26,157

(A) The amounts represent depreciation and amortization on fixed and certain intangible assets.

(in thousands, except share and per share data, unless otherwise indicated)

	For the Fiscal Years Ended December 31,		
	2007	2006	2005
Interest Expense (Income)			
Electronics	$ (203)	$ 130	$ 879
Control Devices	(7)	(8)	(1)
Corporate activities	21,969	21,622	22,994
Total consolidated interest expense	$21,759	$21,744	$23,872
Capital Expenditures			
Electronics	$ 8,777	$13,522	$12,254
Control Devices	8,699	12,191	16,558
Corporate activities	665	182	122
Total consolidated capital expenditures	$18,141	$25,895	$28,934

	December 31,		
	2007	2006	2005
Total Assets			
Electronics	$ 218,655	$ 213,715	$ 187,058
Control Devices	180,785	187,004	194,723
Corporate(B)	282,695	266,117	248,633
Eliminations	(154,366)	(165,029)	(167,376)
Total consolidated assets	$ 527,769	$ 501,807	$ 463,038

(B) Assets located at Corporate consist primarily of cash, fixed assets, deferred taxes and equity investments.

The following table presents net sales and non-current assets for the geographic areas in which the Company operates:

	For the Fiscal Years Ended December 31,		
	2007	2006	2005
Net Sales			
North America	$522,730	$541,479	$532,523
Europe and other	204,390	167,220	139,061
Total consolidated net sales	$727,120	$708,699	$671,584

	December 31,		
	2007	2006	2005
Non-Current Assets			
North America	$204,556	$215,429	$218,784
Europe and other	21,854	32,346	25,574
Total non-current assets	$226,410	$247,775	$244,358

(in thousands, except share and per share data, unless otherwise indicated)

14. Guarantor Financial Information

The senior notes are fully and unconditionally guaranteed, jointly and severally, by each of the Company's existing and future domestic wholly-owned subsidiaries (Guarantor Subsidiaries). The Company's non-U.S. subsidiaries do not guarantee the senior notes (Non-Guarantor Subsidiaries).

Presented below are summarized condensed consolidating financial statements of the Parent (which includes certain of the Company's operating units), the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the Company on a consolidated basis, as of December 31, 2007 and December 31, 2006 and for each of the three fiscal years ended December 31, 2007, 2006 and 2005.

These summarized condensed consolidating financial statements are prepared under the equity method. Separate financial statements for the Guarantor Subsidiaries are not presented based on management's determination that they do not provide additional information that is material to investors. Therefore, the Guarantor Subsidiaries are combined in the presentation below.

	December 31, 2007				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 48,705	$ 255	$ 46,964	$ —	$ 95,924
Accounts receivable, net	53,456	26,798	42,034	—	122,288
Inventories, net	25,472	12,637	19,283	—	57,392
Prepaid expenses and other	(293,632)	294,298	15,260	—	15,926
Deferred income taxes	3,152	4,591	2,086	—	9,829
Total current assets	(162,847)	338,579	125,627	—	301,359
Long-Term Assets:					
Property, plant and equipment, net	48,294	25,632	18,826	—	92,752
Other Assets:					
Goodwill	44,585	20,591	—	—	65,176
Investments and other, net	38,783	331	340	—	39,454
Deferred income taxes	33,169	(2,843)	(1,298)	—	29,028
Investment in subsidiaries	438,271	—	—	(438,271)	—
Total long-term assets	603,102	43,711	17,868	(438,271)	226,410
Total Assets	$ 440,255	$382,290	$143,495	$(438,271)	$527,769
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Accounts payable	$ 20,924	$ 19,533	$ 28,916	$ —	$ 69,373
Accrued expenses and other	12,546	9,198	25,454	—	47,198
Total current liabilities	33,470	28,731	54,370	—	116,571
Long-Term Liabilities:					
Long-term debt	200,000	—	—	—	200,000
Deferred income taxes	—	—	2,665	—	2,665
Other liabilities	596	393	1,355		2,344
Total long-term liabilities	200,596	393	4,020	—	205,009
Shareholders' Equity	206,189	353,166	85,105	(438,271)	206,189
Total Liabilities and Shareholders' Equity	$ 440,255	$382,290	$143,495	$(438,271)	$527,769

(in thousands, except share and per share data, unless otherwise indicated)

Supplemental condensed consolidating financial statements (continued):

	December 31, 2006				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 28,937	$ 12	$ 36,933	$ —	$ 65,882
Accounts receivable, net	48,187	28,376	30,422	—	106,985
Inventories, net	26,173	12,502	19,846	—	58,521
Prepaid expenses and other	(273,206)	275,577	11,077	—	13,448
Deferred income taxes	3,724	4,379	1,093	—	9,196
Total current assets	(166,185)	320,846	99,371	—	254,032
Long-Term Assets:					
Property, plant and equipment, net	61,320	31,643	21,623	—	114,586
Other Assets:					
Goodwill	44,585	20,591	—	—	65,176
Investments and other, net	30,874	131	170	(300)	30,875
Deferred income taxes	40,713	(3,341)	(234)	—	37,138
Investment in subsidiaries	411,366	—	—	(411,366)	—
Total long-term assets	588,858	49,024	21,559	(411,666)	247,775
Total Assets	$ 422,673	$369,870	$120,930	$(411,666)	$501,807
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Accounts payable	$ 26,690	$ 19,044	$ 26,759	$ —	$ 72,493
Accrued expenses and other	17,291	7,314	21,019	—	45,624
Total current liabilities	43,981	26,358	47,778	—	118,117
Long-Term Liabilities:					
Long-term debt	200,000	—	300	(300)	200,000
Deferred income taxes	—	—	1,923	—	1,923
Other liabilities	70	450	2,625	—	3,145
Total long-term liabilities	200,070	450	4,848	(300)	205,068
Shareholders' Equity	178,622	343,062	68,304	(411,366)	178,622
Total Liabilities and Shareholders' Equity	$ 422,673	$369,870	$120,930	$(411,666)	$501,807

(in thousands, except share and per share data, unless otherwise indicated)

Supplemental condensed consolidating financial statements (continued):

	For the Fiscal Year Ended December 31, 2007				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$345,212	$205,384	$256,357	$(79,833)	$727,120
Costs and Expenses:					
Cost of goods sold	286,419	160,501	189,624	(77,147)	559,397
Selling, general and administrative	55,050	31,543	49,801	(2,686)	133,708
Gain on sale of property, plant and equipment, net	(392)	(1,318)	—	—	(1,710)
Restructuring charges	458	—	468	—	926
Operating Income	3,677	14,658	16,464	—	34,799
Interest expense (income), net	23,058	—	(1,299)	—	21,759
Other (income) loss, net	(10,545)	—	361	—	(10,184)
Equity earnings from subsidiaries	(28,673)	—	—	28,673	—
Income Before Income Taxes	19,837	14,658	17,402	(28,673)	23,224
Provision for income taxes	3,166	17	3,370	—	6,553
Net Income	$ 16,671	$ 14,641	$ 14,032	$(28,673)	$ 16,671

	For the Fiscal Year Ended December 31, 2006				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$352,050	$223,332	$219,870	$(86,553)	$708,699
Costs and Expenses:					
Cost of goods sold	304,042	167,707	161,870	(83,826)	549,793
Selling, general and administrative	51,493	34,877	40,895	(2,727)	124,538
(Gain) Loss on sale of property, plant and equipment, net	(1,312)	4	5	—	(1,303)
Restructuring charges	368	224	16	—	608
Operating Income (Loss)	(2,541)	20,520	17,084	—	35,063
Interest expense (income), net	22,366	—	(622)	—	21,744
Other (income) loss, net	(7,919)	(291)	1,890	—	(6,320)
Equity earnings from subsidiaries	(32,998)	—	—	32,998	—
Income Before Income Taxes	16,010	20,811	15,816	(32,998)	19,639
Provision for income taxes	1,497	15	3,614	—	5,126
Net Income	$ 14,513	$ 20,796	$ 12,202	$(32,998)	$ 14,513

STONERIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data, unless otherwise indicated)

Supplemental condensed consolidating financial statements (continued):

	For the Fiscal Year Ended December 31, 2005				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$332,173	$228,975	$183,596	$(73,160)	$671,584
Costs and Expenses:					
Cost of goods sold	285,332	166,796	141,894	(71,026)	522,996
Selling, general and administrative	52,746	32,758	37,177	(2,134)	120,547
(Gain) Loss on sale of property, plant and equipment, net	63	—	(423)	—	(360)
Restructuring charges	247	833	4,018	—	5,098
Operating Income (Loss)	(6,215)	28,588	930	—	23,303
Interest expense (income), net	23,751	(1)	122	—	23,872
Other (income) expense, net	(5,410)	—	405	—	(5,005)
Equity earnings from subsidiaries	(24,306)	—	—	24,306	—
Income (Loss) Before Income Taxes	(250)	28,589	403	(24,306)	4,436
Provision (Benefit) for income taxes	(1,183)	28	4,658	—	3,503
Net Income (Loss)	$ 933	$ 28,561	$ (4,255)	$(24,306)	$ 933

(in thousands, except share and per share data, unless otherwise indicated)

Supplemental condensed consolidating financial statements (continued):

	For the Fiscal Year Ended December 31, 2007				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used for) operating activities	$20,239	$ (505)	$14,091	$(300)	$ 33,525
INVESTING ACTIVITIES:					
Capital expenditures	(9,034)	(3,895)	(5,212)	—	(18,141)
Proceeds from sale of fixed assets	7,663	4,643	9	—	12,315
Business acquisitions and other	—	—	—	—	—
Net cash (used for) provided by investing activities	(1,371)	748	(5,203)	—	(5,826)
FINANCING ACTIVITIES:					
Borrowings (repayments) of long-term debt	—	—	(300)	300	—
Share-based compensation activity, net	2,119	—	—	—	2,119
Other financing costs	(1,219)	—	—	—	(1,219)
Net cash provided by (used for) financing activities	900	—	(300)	300	900
Effect of exchange rate changes on cash and cash equivalents	—	—	1,443	—	1,443
Net change in cash and cash equivalents	19,768	243	10,031	—	30,042
Cash and cash equivalents at beginning of period	28,937	12	36,933	—	65,882
Cash and cash equivalents at end of period	$48,705	$ 255	$46,964	$ —	$ 95,924

	For the Fiscal Year Ended December 31, 2006				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used for) operating activities	$ 10,415	$ 5,603	$ 42,241	$(11,719)	$ 46,540
INVESTING ACTIVITIES:					
Capital expenditures	(12,412)	(5,619)	(7,864)	—	(25,895)
Proceeds from sale of fixed assets	2,266	—	—	—	2,266
Proceeds from sale of partnership interest	1,153	—	—	—	1,153
Business acquisitions and other	(1,476)	245	(6)	(896)	(2,133)
Net cash used for investing activities	(10,469)	(5,374)	(7,870)	(896)	(24,609)
FINANCING ACTIVITIES:					
Borrowings (repayments) of long-term debt	2,426	—	(14,189)	11,719	(44)
Share-based compensation activity, net	1,337	—	(1,036)	—	301
Shareholder Distributions	10,854	—	(10,854)	—	—
Other financing costs	6,620	(264)	(7,402)	896	(150)
Net cash provided by (used for) financing activities	21,237	(264)	(33,481)	12,615	107
Effect of exchange rate changes on cash and cash equivalents	—	—	3,060	—	3,060
Net change in cash and cash equivalents	21,183	(35)	3,950	—	25,098
Cash and cash equivalents at beginning of period	7,754	47	32,983	—	40,784
Cash and cash equivalents at end of period	$ 28,937	$ 12	$ 36,933	$ —	$ 65,882

(in thousands, except share and per share data, unless otherwise indicated)

Supplemental condensed consolidating financial statements (continued):

	For the Fiscal Year Ended December 31, 2005				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used for) operating activities	$ 3,280	$ 9,013	$(1,816)	$ 8,584	$ 19,061
INVESTING ACTIVITIES:					
Capital expenditures	(14,608)	(8,992)	(5,334)	—	(28,934)
Proceeds from sale of fixed assets	—	—	1,664	—	1,664
Business acquisitions and other	(1,041)	(52)	—	811	(282)
Net cash used for investing activities	(15,649)	(9,044)	(3,670)	811	(27,552)
FINANCING ACTIVITIES:					
Borrowings (repayments) of long-term debt	—	—	8,466	(8,584)	(118)
Share-based compensation activity, net	1	61	—	(61)	1
Other financing costs	(241)	—	750	(750)	(241)
Net cash (used for) provided by financing activities	(240)	61	9,216	(9,395)	(358)
Effect of exchange rate changes on cash and cash equivalents	—	—	(2,699)	—	(2,699)
Net change in cash and cash equivalents	(12,609)	30	1,031	—	(11,548)
Cash and cash equivalents at beginning of period	20,363	17	31,952	—	52,332
Cash and cash equivalents at end of period	$ 7,754	$ 47	$32,983	$ —	$ 40,784

15. Unaudited Quarterly Financial Data

The following is a summary of quarterly results of operations for 2007 and 2006:

	Quarter Ended			
	Dec. 31	Sept. 30	Jun. 30	Mar. 31
	(In millions, except per share data)			
2007				
Net sales	$185.5	$172.8	$183.8	$185.0
Gross profit	48.1	37.9	38.9	42.8
Operating income	13.0	5.2	6.9	9.7
Net income	6.5	2.6	2.7	4.9
Earnings per share:				
Basic(A)	$ 0.28	$ 0.11	$ 0.12	$ 0.21
Diluted(A)	$ 0.28	$ 0.11	$ 0.11	$ 0.21

	Quarter Ended			
	Dec. 31	Sept. 30	Jul. 1	Apr. 1
2006				
Net sales	$171.2	$172.4	$185.5	$179.6
Gross profit	36.0	38.2	44.0	40.7
Operating income	2.8	9.1	12.8	10.4
Net income	1.5	4.4	4.9	3.8
Earnings per share:				
Basic(A)	$ 0.06	$ 0.19	$ 0.21	$ 0.17
Diluted(A)	$ 0.06	$ 0.19	$ 0.21	$ 0.16

(A) Earnings per share for the year may not equal the sum of the four historical quarters earnings per share due to changes in basic and diluted shares outstanding.

STONERIDGE, INC. AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Write-offs	Balance at End of Period
Accounts receivable reserves:				
Fiscal year ended December 31, 2005	$3,891	$2,559	$(1,888)	$4,562
Fiscal year ended December 31, 2006	4,562	1,877	(1,196)	5,243
Fiscal year ended December 31, 2007	5,243	905	(1,412)	4,736

	Balance at Beginning of Period	Net additions charged to income	Exchange rate fluctuations and other items	Balance at End of Period
Valuation allowance for deferred tax assets:				
Fiscal year ended December 31, 2005	$12,116	$ 5,676	$ 380	$18,172
Fiscal year ended December 31, 2006	18,172	795	(1,587)	17,380
Fiscal year ended December 31, 2007	17,380	(1,104)	(256)	16,020

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

There has been no disagreement between the management of the Company and its independent auditors on any matter of accounting principles or practices of financial statement disclosures, or auditing scope or procedure.

ITEM 9A. *CONTROLS AND PROCEDURES.*

Evaluation of Disclosure Controls and Procedures

As of December 31, 2007, an evaluation was performed under the supervision and with the participation of the Company's management, including the chief executive officer ("CEO") and chief financial officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2007.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fourth quarter ended December 31, 2007 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). In evaluating the Company's internal control over financial reporting, management has adopted the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Under the supervision and with the participation of our management, including the principal executive officer and principal financial and accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2007. Based on our evaluation under the framework in *Internal Control-Integrated Framework*, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Stoneridge, Inc. and Subsidiaries

We have audited Stoneridge, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Stoneridge, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Stoneridge, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Stoneridge, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of Stoneridge, Inc. and Subsidiaries our report dated March 17, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 17, 2008

ITEM 9B. *OTHER INFORMATION.*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

The information required by this Item 10 regarding our directors is incorporated by reference to the information under the sections and subsections entitled, "Proposal One: Election of Directors," "Nominating and Corporate Governance Committee," "Audit Committee," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance Guidelines" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 5, 2008. The information required by this Item 10 regarding our executive officers appears as a Supplementary Item following Item 4 under Part I hereof.

ITEM 11. *EXECUTIVE COMPENSATION.*

The information required by this Item 11 is incorporated by reference to the information under the sections and subsections "Compensation Committee," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Executive Compensation" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 5, 2008.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

The information required by this Item 12 (other than the information required by Item 201(d) of Regulation S-K which is set forth below) is incorporated by reference to the information under the heading "Security Ownership of Certain Beneficial Owners and Management" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 5, 2008.

In October 1997, we adopted a Long-Term Incentive Plan for our employees. In May 2002, we adopted a Director Share Option Plan for our directors. In April 2005, we adopted a Directors' Restricted Shares Plan. In April 2006, we amended the Long-Term Incentive Plan, which expired on June 30, 2007. Our shareholders approved each plan. Equity compensation plan information, as of December 31, 2007, is as follows:

	Number of securities to be issued upon the exercise of outstanding share options	Weighted-average exercise price of outstanding share options	Number of securities remaining available for future issuance under equity compensation plans (1)
Equity compensation plans approved by shareholders	288,750	$10.57	2,033,300
Equity compensation plans not approved by shareholders	—	$ —	—

(1) Excludes securities reflected in the first column, "Number of securities to be issued upon the exercise of outstanding share options." Also excludes 953,074 restricted Common Shares issued and outstanding to key employees pursuant to the Company's Long-Term Incentive Plan and 40,800 restricted Common Shares issued and outstanding to directors under the Directors' Restricted Shares Plan as of December 31, 2007.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

The information required by this Item 13 is incorporated by reference to the information under the sections and subsections "Transactions with Related Persons" and "Director Independence" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 5, 2008.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES.*

The information required by this Item 14 is incorporated by reference to the information under the sections and subsections "Service Fees Paid to Independent Registered Accounting Firm" and "Pre-Approval Policy" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 5, 2008.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES.*

(a) The following documents are filed as part of this Form 10-K.

(3) Exhibits:

See the List of Exhibits on the Index to Exhibits following the signature page.

(b) The exhibits listed on the Index to Exhibits are filed as part of or incorporated by reference into this report.

(c) Additional Financial Statement Schedules.

None.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STONERIDGE, INC.

Date: March 17, 2008

/s/ GEORGE E. STRICKLER

George E. Strickler
Executive Vice President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 17, 2008	/s/ JOHN C. COREY John C. Corey *President, Chief Executive Officer and Director* (Principal Executive Officer)
Date: March 17, 2008	/s/ WILLIAM M. LASKY William M. Lasky *Chairman of the Board of Directors*
Date: March 17, 2008	/s/ AVERY S. COHEN Avery S. Cohen *Secretary and Director*
Date: March 17, 2008	/s/ JEFFREY P. DRAIME Jeffrey P. Draime *Director*
Date: March 17, 2008	/s/ SHELDON J. EPSTEIN Sheldon J. Epstein *Director*
Date: March 17, 2008	/s/ DOUGLAS C. JACOBS Douglas C. Jacobs *Director*
Date: March 17, 2008	/s/ KIM KORTH Kim Korth *Director*
Date: March 17, 2008	/s/ EARL L. LINEHAN Earl L. Linehan *Director*

INDEX TO EXHIBITS

Exhibit Number	Exhibit
3.1	Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (No. 333-33285)).
3.2	Amended and Restated Code of Regulations of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (No. 333-33285)).
4.1	Common Share Certificate (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).
4.2	Indenture dated as of May 1, 2002 among Stoneridge, Inc. as Issuer, Stoneridge Control Devices, Inc. and Stoneridge Electronics, Inc., as Guarantors, and Fifth Third Bank, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 7, 2002).
10.1	Lease Agreement between Stoneridge, Inc. and Hunters Square, Inc., with respect to the Company's division headquarters for Alphabet (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).
10.2	Form of Tax Indemnification Agreement (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (No. 333-33285)).
10.11	Director Shares' Option Plan (incorporated by reference to Exhibit 4 of the Company's Registration Statement on Form S-8 (No. 333-96953)).
10.12	Form of Long-Term Incentive Plan Share Option Agreement (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).
10.13	Form of Directors' Share Option Plan Share Option Agreement (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).
10.14	Form of Long-Term Incentive Plan Restricted Shares Grant Agreement (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).
10.15	Director's Restricted Shares Plan (incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 (No. 333-127017)).
10.16	Form of Director's Restricted Shares Plan Agreement, (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.17	Form of Long-Term Incentive Plan Restricted Shares Grant Agreement including Performance and Time-Based Restricted Shares (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.18	Amendment to Restricted Shares Grant Agreement (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.19	Employment Agreement between the Company and John C. Corey (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 10-Q filed on May 8, 2006).
10.20	Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on April 28, 2006).
10.21	Outside Directors' Deferred Compensation Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on July 26, 2006).
10.22	Employees' Deferred Compensation Plan (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on July 26, 2006).
10.23	Form of 2006 Restricted Shares Grant Agreement (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed on July 26, 2006).
10.24	Form of 2006 Directors' Restricted Shares Grant Agreement (incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K filed on July 26, 2006).
10.25	Annual Incentive Plan approved by Company's Board of Directors (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on November 2, 2006).
10.26	Partnership Interest Purchase Agreement for the Sale of Company's partnership interest in Industrial Development Associates Limited, dated December 29, 2006, (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).

Exhibit Number	Exhibit
10.27	Severance and Consulting Agreement for Edward F. Mosel, dated February 28, 2006 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on May 25, 2007).
10.28	Annual Incentive Plan approved by Company's Board of Directors (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on August 9, 2007).
10.29	Credit Agreement dated as of November 2, 2007 among Stoneridge, Inc., as Borrower, the Lending Institutions Named Therein, as Lenders, National City Business Credit, Inc., as Administrative Agent and Collateral Agent, and National City Bank, as Lead Arranger and Issuer (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 8, 2007).
10.30	Amended and Restated Change in Control Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 21, 2007).
14.1	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
21.1	Principal Subsidiaries and Affiliates of the Company, filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm, filed herewith.
23.2	Consent of Independent Registered Public Accounting Firm, filed herewith.
31.1	Chief Executive Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Chief Financial Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Chief Executive Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.2	Chief Financial Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
99.1	Financial Statements of PST Eletrônica S.A., filed herewith.

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES — OXLEY ACT OF 2002

I, John C. Corey, certify that:

(1) I have reviewed this Annual Report on Form 10-K of the Company;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

(4) The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a — 15(f) and 15d — 15(f)) for the Company and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

(5) The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/s/ JOHN C. COREY

John C. Corey, President and Chief Executive Officer
March 14, 2008

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES — OXLEY ACT OF 2002

I, George E. Strickler, certify that:

(1) I have reviewed this Annual Report on Form 10-K of the Company;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

(4) The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a — 15(f) and 15d — 15(f)) for the Company and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

(5) The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/s/ GEORGE E. STRICKLER

George E. Strickler, Executive Vice President, Chief Financial Officer and Treasurer
March 14, 2008

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, John C. Corey, President and Chief Executive Officer, of Stoneridge, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2007 ("the Report") which this certification accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOHN C. COREY

John C. Corey, President and Chief Executive Officer
March 14, 2008

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, George E. Strickler, Executive Vice President, Chief Financial Officer and Treasurer, of Stoneridge, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2007 ("the Report") which this certification accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ GEORGE E. STRICKLER

George E. Strickler, Executive Vice President, Chief Financial Officer and Treasurer
March 14, 2008

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.


Stoneridge

STONERIDGE, INC.
9400 East Market Street
Warren, Ohio 44484

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We will hold the 2008 Annual Meeting of Shareholders of Stoneridge, Inc. on Monday, May 5, 2008, at 10:00 a.m. Eastern Time, at the Grand Pavilion at the Avalon Inn located at 9519 East Market Street, Warren, Ohio 44484.

The purpose of the Annual Meeting is to consider and vote on the following matters:

1. Election of seven directors, each for a term of one year;
2. Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2008; and
3. Any others matters that properly come before the meeting.

Only shareholders of record at the close of business on March 21, 2008, are entitled to notice of and to vote at the meeting or any adjournment thereof. Shareholders are urged to complete, sign and date the enclosed proxy and return it in the enclosed envelope.

By order of the Board of Directors,

AVERY S. COHEN,
Secretary

Dated: April 4, 2008

YOUR VOTE IS IMPORTANT
PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY

STONERIDGE, INC.

PROXY STATEMENT

The Board of Directors of Stoneridge, Inc. (the "Company") is sending you this proxy statement to ask for your vote as a Stoneridge shareholder on certain matters to be voted on at the Annual Meeting of Shareholders. The Annual Meeting of Shareholders will be held on Monday, May 5, 2008, at 10:00 a.m. Eastern Time, at the Grand Pavilion at the Avalon Inn located at 9519 East Market Street, Warren, Ohio 44484. The Board of Directors is mailing this proxy statement and the accompanying notice and proxy to you on or about April 4, 2008.

Annual Report; Internet Availability

A copy of the Company's Annual Report to Shareholders for the fiscal year ended December 31, 2007 is enclosed with this proxy statement. Additionally, this Proxy Statement and our Annual Report to Shareholders for the fiscal year ended December 31, 2007 are available on our web site at www.stoneridge.com.

Solicitation of Proxies

The Board of Directors is making this solicitation of proxies and the Company will pay the cost of the solicitation. The Board of Directors has retained Georgeson Inc., at an estimated cost of $8,000, to assist the Company in the solicitation of proxies from brokers, nominees, institutions and individuals. In addition to solicitation of proxies by mail by Georgeson Inc., the Company's employees may solicit proxies by telephone, facsimile or electronic mail.

Proxies; Revocation of Proxies

The shares represented by your proxy will be voted in accordance with the instructions as indicated on your proxy. In the absence of any such instructions, they will be voted to elect the director nominees set forth under "Election of Directors," and FOR the ratification of the independent public accountants. Your presence at the Annual Meeting of Shareholders, without more, will not revoke your proxy. However, you may revoke your proxy at any time before it has been exercised by signing and delivering a later-dated proxy or by giving notice to the Company in writing at the Company's address indicated on the attached Notice of Annual Meeting of Shareholders or in open meeting.

Voting Eligibility

Only shareholders of record at the close of business on the record date, March 21, 2008, are entitled to receive notice of the Annual Meeting of Shareholders and to vote the common shares that they held on the record date at the meeting. On the record date, the Company's voting securities outstanding consisted of 24,669,608 common shares, without par value, each of which is entitled to one vote on each matter properly brought before the meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table describes certain information regarding the beneficial ownership of the Company's common shares as of February 15, 2008, by: (a) the Company's directors; (b) each other person who is known by the Company to own beneficially more than 5% of the Company's outstanding common shares; (c) the executive officers named in the Summary Compensation Table; and (d) the Company's executive officers and directors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Class
C.M. Draime(2)	5,650,000	23.3%
Jeffrey P. Draime(3)	3,020,530	12.5
Huntington National Bank(4)	2,052,142	8.5
Dimensional Fund Advisors LP(5)	2,048,368	8.5
KPR Capital Management, LLC(6)	2,010,333	8.3
John C. Corey(7)	421,811	1.7
Earl L. Linehan(8)	303,779	1.3
Avery S. Cohen(9)	92,779	*
Sheldon J. Epstein(10)	79,971	*
William M. Lasky(11)	32,300	*
Douglas C. Jacobs(12)	17,200	*
Kim Korth(13)	5,100	*
Thomas A. Beaver(14)	140,039	*
George E. Strickler(15)	118,847	*
Mark J. Tervalon(16)	85,400	*
Vincent F. Suttmeier(17)	61,874	*
All Executive Officers and Directors as a Group (12 persons)	4,379,630	18.1%

* Less than 1%.

(1) Unless otherwise indicated, the beneficial owner has sole voting and investment power over such shares.

(2) Represents 5,650,000 common shares held in trust for the benefit of the estate of the late D.M. Draime, of which Mrs. C. M. Draime is trustee. The address of C.M. Draime is C.M. Draime c/o Stoneridge, Inc., 9400 East Market Street, Warren, Ohio 44484.

(3) Represents 1,010,595 common shares held in trust for the benefit of Jeffrey P. Draime, of which Mr. Draime is trustee, 1,964,735 common shares held in trust for the benefit of Draime family members, of which Mr. Draime is trustee, 5,100 restricted common shares, which are subject to forfeiture, and 40,100 common shares owned by Mr. Draime directly. The address of Jeffrey P. Draime is c/o Stoneridge, Inc., 9400 East Market Street, Warren, Ohio 44484.

(4) According to a Schedule 13G filed with the Securities and Exchange Commission ("SEC") by Huntington National Bank, the bank acts as agent or fiduciary with respect to the common shares listed above and has the sole power to vote or dispose of the common shares. Of the common shares reported by Huntington National Bank, 695,428 common shares are held in trust for the benefit of Draime family members of which Jeffrey P. Draime is trustee and are included in Mr. Draime's beneficial ownership. The address of Huntington National Bank is 41 S. High Street, Columbus, Ohio 43215.

(5) According to a Schedule 13G filed with the SEC by Dimensional Fund Advisors LP, all common shares are owned by advisory clients of Dimensional Fund Advisors LP. Dimensional Fund Advisors LP has disclaimed beneficial ownership of all such securities. The address of Dimensional Fund Advisors LP is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(6) According to a Schedule 13G filed with the SEC by KPR Capital Management, LLC all common shares are held by clients of KPR Capital Management, LLC and those clients have granted KPR Capital Management, LLC investment discretion over portfolio investments, including these common shares. The address of KPR Capital Management, LLC is 8403 Honeywood Court, McLean, Virginia 22102.

(7) Represents 10,000 common shares that Mr. Corey has the right to acquire upon exercise of share options, 306,000 restricted common shares, which are subject to forfeiture, and 105,811 common shares owned by Mr. Corey directly.

(8) Represents 26,500 common shares that Mr. Linehan has the right to acquire upon the exercise of share options, 5,100 restricted common shares, which are subject to forfeiture, 225,000 common shares indirectly beneficially owned in a trust and 47,179 common shares owned by Mr. Linehan directly.

(9) Represents 26,500 common shares that Mr. Cohen has the right to acquire upon the exercise of share options, 5,100 restricted common shares, which are subject to forfeiture, and 61,179 common shares owned by Mr. Cohen directly.

(10) Represents 1,500 common shares owned by Mr. Epstein's wife, 26,500 common shares that Mr. Epstein has the right to acquire upon the exercise of share options, 5,100 restricted common shares, which are subject to forfeiture, and 46,871 common shares owned by Mr. Epstein directly.

(11) Represents 10,000 common shares that Mr. Lasky has the right to acquire upon the exercise of share options, 10,200 restricted common shares, which are subject to forfeiture, and 12,100 common shares owned by Mr. Lasky directly.

(12) Represents 5,100 restricted common shares, which are subject to forfeiture, and 12,100 common shares owned by Mr. Jacobs directly.

(13) Represents 5,100 restricted common shares, which are subject to forfeiture.

(14) Represents 45,000 common shares that Mr. Beaver has the right to acquire upon the exercise of share options, 56,050 restricted common shares, which are subject to forfeiture, and 38,989 common shares owned by Mr. Beaver directly.

(15) Represents 108,750 restricted common shares, which are subject to forfeiture, and 10,097 common shares owned by Mr. Strickler directly.

(16) Represents 4,000 common shares that Mr. Tervalon has the right to acquire upon the exercise of share options, 68,550 restricted common shares, which are subject to forfeiture, and 12,850 common shares owned by Mr. Tervalon directly.

(17) Represents 8,500 common shares that Mr. Suttmeier has the right to acquire upon the exercise of shares options, 49,175 restricted common shares, which are subject to forfeiture, and 4,199 common shares owned by Mr. Suttmeier directly.

PROPOSAL ONE: ELECTION OF DIRECTORS

In accordance with the Company's Code of Regulations, the number of directors has been fixed at seven. At the Annual Meeting of Shareholders, you will elect seven directors to hold office until the Company's next Annual Meeting of Shareholders and until their successors are elected and qualified. The Board of Directors proposes that the nominees described below, all of whom are currently serving as directors, be elected to the Board of Directors. John C. Corey, the Company's President and Chief Executive Officer, has an employment agreement with the Company, which provides that, during the term of the agreement, Mr. Corey shall be entitled to be nominated for election to the Board of Directors. At the Annual Meeting of Shareholders, the common shares represented by proxies, unless otherwise specified, will be voted for the election of the seven nominees hereinafter named.

The director nominees are identified in the following table. If for any reason any of the nominees is not a candidate when the election occurs (which is not expected), the Board of Directors expects that proxies will be voted for the election of a substitute nominee designated by the Board of Directors. The following information is furnished with respect to each person nominated for election as a director.

The Board of Directors recommends that you vote "FOR" the following nominees.

Nominees for Election at the Annual Meeting of Shareholders

Name and Age	Principal Occupation	Period of Service as a Director	Expiration of Term for Which Proposed
John C. Corey 60	President and Chief Executive Officer of the Company	2004 to date	2009
Jeffrey P. Draime 41	Owner of Silent Productions, a concert promotions company, and Owner of QSL Columbus, QSL Dayton, a restaurant franchise	2005 to date	2009
Sheldon J. Epstein 69	Partner, Moss Adams LLP, an independent public accounting firm	1988 to date	2009
Douglas C. Jacobs 68	Executive Vice President-Finance and Chief Financial Officer of Brooklyn NY Holdings LLC, a privately held investment advisory company	2004 to date	2009
Kim Korth 53	President, IRN, Inc., an international automotive consulting firm	2006 to date	2009
William M. Lasky 60	Retired Executive; Chairman of the Board of Directors of the Company	2004 to date	2009
Earl L. Linehan 66	President, Woodbrook Capital Inc., a venture capital and investment firm	1988 to date	2009

Each of the nominees for election as a director has engaged in the principal occupation or activity indicated for at least five years, except for the following:

Mr. Corey was the President and Chief Executive Officer of Safety Components International (a supplier of air bags and components) from October 2000 until January 2006. On January 16, 2006, Mr. Corey was appointed President and Chief Executive Officer of the Company.

Mr. Epstein was a managing member in the independent public accounting firm Epstein, Weber & Conover, PLC from January 2002 until December 2006.

Mr. Jacobs, a former partner of the accounting firm Arthur Andersen LLP, was Vice President-Finance, Chief Financial Officer and Treasurer of the Cleveland Browns from 1999 to 2001, when he became the organization's Executive Vice President-Finance, Chief Financial Officer and Treasurer until December 2005. In January 2006, Mr. Jacobs became Executive Vice President-Finance and Chief Financial Officer of Brooklyn NY Holdings LLC, a privately held investment advisory company established to manage the assets of a family and family trust, including the Cleveland Browns.

Mr. Lasky served as Chairman, Chief Executive Officer and President of JLG Industries, Inc., a diversified construction and industrial equipment manufacturer, from January 2001 until December 2006.

Directorships

Mr. Corey is a director and chairman of the board of directors of Haynes International (a producer of metal alloys). Mr. Jacobs is a director of Standard Pacific Corporation (a national residential home builder in southern California), serving as chairman of its audit committee and as a member of its nominating and corporate governance committee. Mr. Lasky is a director of Accuride Corporation (a manufacturer and supplier of commercial vehicle components) serving as a member of its compensation committee and as chairman of its nominating and corporate governance committee.

CORPORATE GOVERNANCE

Corporate Governance Documents and Committee Charters

The Company's Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers and the charters of the Board of Directors' Compensation, Audit, and Nominating and Corporate Governance committees are posted on our web site at www.stoneridge.com. Written copies of these documents will be available to any shareholder upon request. Requests should be directed to Investor Relations at the Company's address listed on the Notice of Annual Meeting of Shareholders.

Corporate Ethics Hotline

The Company established a corporate ethics hotline as part of the Company's Whistleblower Policy and Procedures to allow persons to lodge complaints about accounting, auditing and internal control matters, and to allow an employee to lodge a concern, confidentially and anonymously, about any accounting and auditing matter. Information about lodging such complaints or making such concerns known is contained in the Company's Whistleblower Policy and Procedures, which is posted on our web site at www.stoneridge.com.

Director Independence

The New York Stock Exchange ("NYSE") rules require listed companies to have a Board of Directors comprised of at least a majority of independent directors. Under the NYSE rules, a director qualifies as "independent" upon the affirmative determination by the Board of Directors that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). The Board of Directors has determined that the following directors are independent:

Sheldon J. Epstein	Kim Korth	Earl L. Linehan
Douglas C. Jacobs	William M. Lasky	

The Board of Directors has not adopted categorical standards of independence.

The Board of Directors

In 2007, the Board of Directors held fourteen meetings and took action by unanimous written consent on one occasion. The Company's policy is that directors attend the Annual Meeting of Shareholders. All directors attended the 2007 Annual Meeting of Shareholders. Mr. Lasky has been appointed as the presiding director by the non-management directors to preside at the executive sessions of the non-management and independent directors. It is the Board of Directors' practice to have the non-management directors meet regularly in executive session and to have the independent directors meet at least once a year in executive session.

Committees of the Board

The Board has three standing committees to facilitate and assist the Board in the execution of its responsibilities. The committees are the Compensation Committee, the Audit Committee and the Nominating and Corporate Governance Committee. Each member of the Compensation, Audit, and Nominating and Corporate Governance committees is independent as defined under the listing standards of the NYSE. The table below shows the composition of the Board's committees:

Compensation Committee	Audit Committee	Nominating and Corporate Governance Committee
Kim Korth	Sheldon J. Epstein*	Sheldon J. Epstein
William M. Lasky	Douglas C. Jacobs	William M. Lasky*
Earl L. Linehan*	William M. Lasky	Earl L. Linehan

* Committee Chairperson

Compensation Committee

This committee held eight meetings during 2007. The Compensation Committee is responsible for establishing and reviewing our compensation philosophy and programs with respect to our executive officers, approving executive officer compensation and benefits and recommending to the Board the approval, amendment and termination of incentive compensation and equity-based plans and certain other compensation matters, including director compensation. Recommendations regarding compensation of other officers are made to the Compensation Committee by our Chief Executive Officer. The Compensation Committee can exercise its discretion in modifying any amount presented by our Chief Executive Officer. The Compensation Committee regularly reviews tally sheets that detail the total compensation obligations to each of our executive officers. The Compensation Committee has retained Towers Perrin, an independent outside compensation consulting firm, to advise on all matters related to executive and director compensation. Specifically, Towers Perrin provides relevant market data, current trends in executive and director compensation and advice on program design. In accordance with its charter, the Compensation Committee may delegate power and authority as it deems appropriate for any purpose to a subcommittee of not fewer than two members.

Audit Committee

This committee held nine meetings during 2007. Information regarding the functions performed by the Audit Committee is set forth in the "Audit Committee Report," included in this proxy statement. The Board of Directors has determined that each Audit Committee member is financially literate under the current listing standards of the NYSE. The Board of Directors also determined that Mr. Epstein qualifies as an "audit committee financial expert" as defined by the SEC rules adopted pursuant to the Sarbanes-Oxley Act of 2002. In addition, under the Sarbanes-Oxley Act of 2002 and the NYSE rules mandated by the SEC, members of the audit committee must have no affiliation with the issuer, other than their Board seat, and receive no compensation in any capacity other than as a director or committee member. Each member of the Audit Committee meets this additional independence standard applicable to audit committee members of NYSE listed companies.

Nominating and Corporate Governance Committee

This committee held one meeting in 2007. The purpose of the Nominating and Corporate Governance Committee is to evaluate and recommend candidates for election as directors, make recommendations concerning the size and composition of the Board of Directors, develop and implement the Company's corporate governance policies and assess the effectiveness of the Board of Directors.

Nomination Process

It is the policy of the Nominating and Corporate Governance Committee to consider individuals recommended by shareholders for membership on the Board of Directors. If a shareholder desires to recommend an individual for membership on the Board of Directors, then that shareholder must provide a written notice (the "Recommendation

Notice") to the Secretary of the Company at Stoneridge, Inc., 9400 East Market Street, Warren, Ohio 44484, on or before January 15 for consideration by this committee for that year's election of directors at the Annual Meeting of Shareholders.

In addition, in order for a recommendation to be considered by the Nominating and Corporate Governance Committee, the Recommendation Notice must contain, at a minimum, the following: the name and address, as they appear on the Company's books, and telephone number of the shareholder making the recommendation, including information on the number of common shares owned and date(s) acquired, and if such person is not a shareholder of record or if such shares are owned by an entity, reasonable evidence of such person's ownership of such shares or such person's authority to act on behalf of such entity; the full legal name, address and telephone number of the individual being recommended, together with a reasonably detailed description of the background, experience and qualifications of that individual; a written acknowledgment by the individual being recommended that he or she has consented to that recommendation and consents to the Company's undertaking of an investigation into that individual's background, experience and qualifications in the event that the Nominating and Corporate Governance Committee desires to do so; any information not already provided about the person's background, experience and qualifications necessary for the Company to prepare the disclosure required to be included in the Company's proxy statement about the individual being recommended; the disclosure of any relationship of the individual being recommended with the Company or any of its subsidiaries or affiliates, whether direct or indirect; the disclosure of any relation of the individual being recommended with the shareholder, whether direct or indirect, and, if known to the shareholder, any material interest of such shareholder or individual being recommended in any proposals or other business to be presented at the Company's Annual Meeting of Shareholders (or a statement to the effect that no material interest is known to such shareholder).

The Nominating and Corporate Governance Committee determines, and periodically reviews with the Board of Directors, the desired skills and characteristics for directors as well as the composition of the Board of Directors as a whole. This assessment considers the directors' qualifications and independence, as well as diversity, age, skill and experience in the context of the needs of the Board of Directors. At a minimum, directors should share the values of the Company and should possess the following characteristics: high personal and professional integrity; the ability to exercise sound business judgment; an inquiring mind; and the time available to devote to Board of Directors' activities and the willingness to do so. In addition to the foregoing considerations, generally with respect to nominees recommended by shareholders, the Nominating and Corporate Governance Committee will evaluate such recommended nominees considering the additional information regarding them contained in the Recommendation Notices. When seeking candidates for the Board of Directors, the Nominating and Corporate Governance Committee may solicit suggestions from incumbent directors, management and third-party search firms. Ultimately, the Nominating and Corporate Governance Committee will recommend to the Board of Directors prospective nominees who the Nominating and Corporate Governance Committee believes will be effective, in conjunction with the other members of the Board of Directors, in collectively serving the long-term interests of the Company's shareholders.

The Nominating and Corporate Governance Committee recommended to the Board of Directors each of the nominees identified in "Election of Directors" on page 4.

Compensation Committee Interlocks and Insider Participation

None of the members of the Board's Compensation Committee has served as one of our officers or employees at any time. Additionally, no "Compensation Committee interlocks" existed during 2007.

Communications with the Board of Directors

The Board of Directors believes that it is important for interested parties to have a process to send communications to the Board of Directors. Accordingly, persons who wish to communicate with the Board of Directors may do so by sending a letter to the Secretary of the Company at Stoneridge, Inc., 9400 East Market Street, Warren, Ohio 44484. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Board Communication" or "Director Communication." All such letters must identify the author and clearly state whether the intended recipients are all members of the Board of Directors or certain specified individual directors (such as the presiding director or non-management directors as a group). The Secretary will make copies of all such letters and circulate them to the appropriate director or directors. The directors are not spokespeople for the Company and responses or replies to any communication should not be expected.

Transactions with Related Persons

Hunters Square

The estate of the late D.M. Draime, former Chairman of the Board of Directors and the father of Jeffrey P. Draime, a director of the Company, was, until September 2007, a 50% owner of Hunters Square, Inc. ("HSI"), an Ohio corporation. HSI owns Hunters Square, an office complex and shopping mall located in Warren, Ohio. The Company leases office space in Hunters Square. The Company pays all maintenance, tax and insurance costs related to the operation of the office. Lease payments made by the Company to HSI through September 2007 were $256,500. The Company will continue to make lease payments as required under the lease agreement, which terminates in December 2009. The Company believes the terms of the lease are no less favorable to it than would be the terms of a third-party lease.

Relationship with Counsel

Avery S. Cohen, one of the Company's current directors, is a partner in Baker & Hostetler LLP, a law firm, which has served as general outside counsel for the Company since 1993. Mr. Cohen is not standing for election at this year's Annual Meeting of Shareholders.

Review and Approval of Transactions with Related Persons

The Board has adopted a written statement of policy with respect to related party transactions. Under the policy, a related party transaction is a transaction required to be disclosed pursuant to Item 404 of Regulation S-K or any other similar transaction involving the Company and the Company's subsidiaries and any Company employee, officer, director, 5% shareholder or an immediate family member of any of the foregoing if the dollar amount of the transaction or series of transactions exceeds $25,000. A related party transaction will not be prohibited merely because it is required to be disclosed or because it involves related parties. Pursuant to the policy, such transactions are presented to the Nominating and Corporate Governance Committee for evaluation and approval by the committee, or if the committee elects, by the full Board of Directors. If the transaction is determined to involve a related party, the Nominating and Corporate Governance Committee will either approve or disapprove the proposed transaction. Under the policy, in order to be approved, the proposed transaction must be on terms that are fair to the Company and are comparable to market rates, where applicable.

PROPOSAL TWO: RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2008

The Audit Committee of the Board of Directors intends to appoint Ernst & Young LLP ("Ernst & Young") as our independent registered public accounting firm for the year ended December 31, 2008. Ernst & Young has been regularly engaged by us to audit our annual financial statements and to perform audit-related and tax services. Representatives of Ernst & Young are expected to be present at the Annual Meeting of Shareholders, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

The Board of Directors seeks an indication from shareholders of their approval or disapproval of the Audit Committee's intended appointment of Ernst & Young as the Company's independent registered public accounting firm for the 2008 fiscal year. The submission of this matter for approval by shareholders is not legally required. The Board of Directors, however, believes that the submission is an opportunity for the shareholders to provide feedback to the Board of Directors on an important issue of corporate governance. If the shareholders do not approve the appointment of Ernst & Young, the appointment of the Company's independent registered public accounting firm will be re-evaluated by the Audit Committee but will not require the Audit Committee to appoint a different accounting firm.

The Board of Directors recommends that you vote "FOR" Proposal Two.

Service Fees Paid to the Independent Registered Public Accounting Firm

The following table sets forth the aggregate audit fees billed by and paid to Ernst & Young by fee category for the fiscal years ended December 31, 2007 and 2006. The Audit Committee has considered the scope and fee arrangements for all services provided by Ernst & Young, taking into account whether the provision of non-audit-related services is compatible with maintaining Ernst & Young's independence.

	2007	2006
Audit Fees	$1,731,227	$1,646,111
Audit-Related Fees	—	3,000
Tax Fees	102,434	93,007
All Other Fees	11,732	21,764
Total	$1,845,393	$1,763,882

Audit Fees. Audit fees include fees associated with the annual audit of the Company's financial statements, the assessment of the Company's internal control over financial reporting as integrated with the annual audit of the Company's financial statements, the quarterly reviews of the financial statements included in the Company's Form 10-Q filings, statutory and regulatory audits and general assistance with the implementation of new regulatory pronouncements.

Audit-Related Fees. Audit-related fees primarily relate to audits of employee benefit plans.

Tax Fees. Tax fees primarily relate to tax audits, tax compliance, tax consulting and both domestic and international tax planning.

All Other Fees. All other fees relate to regulatory reviews.

Pre-Approval Policy

The Audit Committee's policy is to approve in advance all audit and permitted non-audit services to be performed for the Company by its independent registered public accounting firm. Pre-approval is generally provided for up to one year, is detailed as to the particular service or category of services and is generally subject to a specific budget. The Audit Committee also pre-approves particular services on a case-by-case basis. In accordance with this policy, the Audit Committee has delegated pre-approval authority to the Chairman of the Audit Committee. The Chairman may pre-approve services and then inform the Audit Committee at the next scheduled meeting.

All services provided by Ernst & Young during fiscal 2007, as noted in the table above, were authorized and approved by the Audit Committee in compliance with the pre-approval policies and procedures described previously. In connection with the audit of the 2007 financial statements, the Company entered into an engagement agreement with Ernst & Young which set forth the terms by which Ernst & Young will perform audit services for the Company. That agreement is subject to alternate dispute resolution procedures and an exclusion of punitive damages.

Audit Committee Report

In accordance with its written charter, the Audit Committee assists the Board of Directors in fulfilling its responsibility relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports and other financial information provided by the Company to any governmental body or to the public. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of the audited financial statements with U.S. generally accepted accounting principles. The Audit Committee is comprised of three directors, all of whom are "independent" for audit committee purposes under the current listing standards of the NYSE.

In discharging its oversight responsibility as to the audit process, the Audit Committee reviewed and discussed the audited financial statements of the Company for the year ended December 31, 2007, with the Company's management, including a discussion of the quality, not just the acceptability, of the accounting principles; the reasonableness of significant judgments; and the clarity of disclosures in the financial statements. The Audit Committee reviewed with the Company's independent registered public accounting firm, Ernst & Young, its judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by Public Company Accounting Oversight Board in Rule 3600T. The Audit Committee also obtained a formal written statement from Ernst & Young that described all relationships between Ernst & Young and the Company that might bear on Ernst & Young's independence consistent with Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as adopted by Public Company Accounting Oversight Board in Rule 3600T. The Audit Committee discussed with Ernst & Young any relationships that might impact Ernst & Young's objectivity and independence and satisfied itself as to Ernst & Young's independence. The Audit Committee also considered whether the provision of non-audit services by Ernst & Young is compatible with maintaining Ernst & Young's independence. Management has the responsibility for the preparation of the Company's financial statements, and Ernst & Young has the responsibility for the examination of those statements.

The Audit Committee discussed with the Company's internal auditor and Ernst & Young the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditor and Ernst & Young, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal control, and the overall quality of the Company's financial reporting.

Based on the above-referenced review and discussions with management, internal auditor and Ernst & Young, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the SEC.

The Audit Committee

Sheldon J. Epstein, Chairman
Douglas C. Jacobs
William M. Lasky

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

Our Company's compensation programs for executive officers are designed to attract, retain, motivate and reward talented executives who will advance our strategic, operational and financial objectives and thereby enhance shareholder value. The primary objectives of our compensation programs for executive officers are to:

- Attract and retain executive officers by providing a compensation package that is competitive with that offered by similarly situated companies;
- Create a compensation structure under which a substantial portion of total compensation is based on achievement of personal and corporate/division performance goals; and
- Align total compensation with the objectives and strategies of our business and shareholders.

We have established a fundamental commitment to formulate the components of our compensation program under a "pay-for-performance" methodology. To this end, a substantial portion of our executive officers' annual and long-term compensation is tied to quantifiable measures of the Company's financial performance and specific goals established for each individual and therefore may not be earned if targeted performance is not achieved.

We have fashioned the various components of our 2007 compensation payments and awards to meet our objectives as follows:

Type of Compensation	Objective Addressed
Base Salary	Competitive compensation
Annual incentive plan awards	Competitive compensation, retention and performance incentives
Equity-based awards	Competitive compensation, retention and performance incentives
Benefits and perquisites	Competitive compensation

Mix of Compensation

Our executive compensation is based on our "pay-for-performance" philosophy, which emphasizes executive performance measures that correlate closely with the achievement of both shorter-term performance objectives and longer-term shareholder value. To this end, a substantial portion of our executive officers' annual and long-term compensation is at-risk. The portion of compensation at-risk increases with the executive officer's position level. This provides more upside potential and downside risk for more senior positions because these roles have greater influence on the performance of the Company as a whole. For 2007, an average of approximately 40% of our named executive officers' ("NEO") cash compensation shown in our Summary Compensation Table consisted of performance-based compensation.

Determination of Compensation

Based on the foregoing objectives, we have structured the Company's executive officers' compensation to provide adequate competitive compensation to attract and retain executive officers, to motivate them to achieve our strategic goals and to reward the executive officers for achieving such goals. The Compensation Committee (the "Committee") has retained the services of Towers Perrin, an outside compensation consultant, to assist the Committee to fulfill various aspects of its charter. During fiscal year 2007, Towers Perrin assisted the Committee with: keeping it appraised about relevant trends and technical developments during its meetings, providing consulting advice regarding change-in-control agreements and providing market data for the Chief Executive Officer ("CEO") position and other executive officers. Additionally, recommendations and evaluations from the CEO are considered by the Committee when setting the compensation of the other executive officers. The annual evaluation of the CEO by the Board of Directors is considered by the Committee when establishing the compensation of the CEO.

Our executive officers receive two forms of annual cash compensation - base salary and annual incentive awards - which together constitute an executive officer's total annual cash compensation. Please note that "total annual cash compensation," as discussed in this Compensation Discussion and Analysis, differs from the "Total Compensation" column of the Summary Compensation Table on page 16, which includes long-term incentive and other forms of compensation valued on a basis consistent with financial statement reporting requirements. The levels of base salary and annual incentive awards for our executive officers are established annually under a program intended to maintain parity with the competitive market for executive officers in comparable positions. Our executive compensation levels are designed to be generally aligned with the 50th percentile of competitive market levels for each position.

A significant percentage of total compensation is allocated to incentives as a result of the philosophy mentioned above. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Committee reviews competitive market pay information provided by Towers Perrin to determine the appropriate level and mix of incentive compensation for each executive position.

Compensation Benchmarking and Peer Group

When reviewing competitive market levels, we considered compensation data based on general industry data derived from Towers Perrin's 2006 and Watson Wyatt's 2006/2007 executive compensation database for base salary, annual incentive and long-term equity-based incentive compensation. Because of the variance in size among the companies included in the database, regression analysis was used to adjust the compensation data for differences in company revenues. This adjusted value was used by the Committee as the basis of comparison of compensation for our executive officers in establishing 2007 compensation. In addition to this, the CEO and Chief Financial Officer ("CFO") compensation was compared to data from a group of peer companies for determining the reasonableness and competitiveness of 2007 compensation. The Company reviews and recommends to the Committee, and the Committee approves, the selected companies included in the peer group analysis regularly to ensure it remains an appropriate benchmark for us. Our peer group for 2007 compensation analysis included the following companies in the electronic and motor vehicle parts manufacturing sector:

Amphenol	Esterline Technologies	Gentex
Thomas & Betts	Standard Motor Products	Sypris Solutions
Modine Manufacturing	Commercial Vehicle Group	Titan International
Ametek, Inc	Graco	Aftermarket Technology
AVX	Shiloh Industries	Methode Electronics
Accuride	CTS	Superior Industries International
Gentek	Technitrol	Nu Horizon Electronics Group

The peer group companies' revenues range from $400 million to $1,400 million. Our revenue falls slightly below the median of this peer group. The peer group used for the compensation analysis is generally not the same as the peer group index in the Performance Graph included in the Annual Report to Shareholders. The peer group index is used because the Committee believes the investment community views the index as most comparable with our Company when reviewing our financial performance.

Elements of Compensation

The principal elements of compensation of our executive officers are:

- Base salary;
- Annual cash incentive awards;
- Long-term equity-based incentive awards; and
- Benefits and perquisites.

Although all executive officers are eligible to participate in the same compensation and benefit programs, our CEO is the only executive officer whose pay is governed by an employment agreement. The terms of Mr. Corey's employment agreement are described under "Employment Agreements."

Base Salaries

We use base salary as the foundation of our compensation program for our executive officers. The base salary is set at competitive market levels to attract and retain our executive officers. Base salary levels for our executive officers are set on the basis of the executive's responsibilities, current general industry and competitive market data, as discussed above. In each case, due consideration is given to personal factors, such as the individual's experience, competencies, performance and contributions, and to external factors, such as salaries paid to similarly situated executive officers by like-sized companies. The Committee considers the evaluation and recommendation of the CEO in determining the base salary of the other executive officers. The Committee approves all executive officer base salaries for the next calendar year at its December meeting to become effective January 1. Executive officers base salaries remain fixed throughout the year unless a promotion or other change in responsibilities occurs.

Annual Incentive Awards

Our executive officers participate in the Annual Incentive Plan ("AIP") which provides for annual cash payments based on achievement of specific financial and personal goals. We strongly believe that a substantial portion of each executive's overall compensation should be tied to quantifiable measures of financial performance. In December 2006, the Committee approved the Company's 2007 AIP targets and metrics. The AIP targets are expressed as a percentage of the executive officer's base salary and are typically established based on competitive market data for each position.

The AIP is comprised of financial performance metrics and achievement of personal goals. The financial performance metrics portion is comprised of two elements: (1) operating profit — 50%; and (2) return on invested capital — 50%. The individual goals established for fiscal year 2007 were specific and measurable. Financial performance targets were set from the Company's 2007 operating plan and were intended to be aggressive but achievable based on industry conditions known at the time they were established. The allocation between financial performance and personal performance differs based on the executive's responsibilities; our CEO and CFO are measured on consolidated financial performance and individual performance, while the other executive officers are measured on consolidated financial performance, their respective business unit's financial performance and individual performance. The following table indicates the 2007 target, the performance allocation and the achievement for the following NEOs:

	AIP Target (Percent of base salary)	Consolidated Financial Performance	Business Unit Financial Performance	Personal Performance	AIP Achievement (Percent of target)
John C. Corey	80%	70%	—	30%	110%
George E. Strickler . . .	55%	70%	—	30%	122%
Thomas A. Beaver . . .	45%	60%	30%	10%	140%
Mark J. Tervalon.	45%	60%	30%	10%	107%
Vincent F. Suttmeier . .	45%	50%	40%	10%	122%

For each performance element, specific levels of achievement for minimum, target and maximum level were set. At target, 100% payout is achieved for each element of the plan; at maximum, 200% payout is achieved, while at minimum, 50% payout is achieved. Below the minimum target, no incentive compensation is earned. The AIP prorates incentive compensation earned between the minimum and maximum levels. The personal performance assessment of Mr. Corey was determined by the Committee. The personal performance assessment of each other executive officer was recommended by Mr. Corey and approved by the Committee. The payment of compensation under the 2007 plan was subject to our overall performance and appears in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

Long-Term Equity-Based Incentive Awards

Under the Company's Long-Term Incentive Plan ("LTIP"), all executive officers may be granted share options, restricted shares and other equity-based awards. The Company believes that equity awards are a valuable motivation and retention tool and provide a long-term performance incentive to management. The Company has granted restricted common shares to executive officers since 2004. Prior to that, the Company had awarded share options as part of our incentive compensation programs. The determination of the number of restricted shares awarded is based on expected share value as a percentage of base salary. The percentages are representative of the competitive market data obtained during the annual compensation review process described above. The expected shares are subject to adjustment based on differences in the scope of the executive officer's responsibilities, performance and ability. We believe that retaining talented executive officers is key to our business; therefore, we allocate 50% of the restricted share award to time-based restricted shares. The remaining 50% of the restricted share award is allocated to performance-based shares to incentivize performance.

Performance-Based Restricted Shares. We believe that linking restricted common share grants to performance ties our executive officers' overall compensation to returns to shareholders, which aligns our executive officers' interests with our shareholders' interests. The performance-based restricted common shares granted to our executive officers are subject to forfeiture based on the Company's actual earnings per share ("EPS") performance over a three-year period when compared to minimum, target and maximum EPS amounts over the same period. For 2007 grants, the performance period EPS was established from our budgeted EPS with a 10% annual growth factor for years two and three. Minimum EPS was established at 80% of target and maximum EPS was established at 120% of target. These metrics are intended to be aggressive but achievable based on industry conditions known at that time. Provided the executive officer remains employed, and depending on EPS performance, the amount of shares no longer subject to forfeiture prorates between minimum and maximum shares. Actual EPS performance below the minimum level results in the forfeiture of all shares. The performance-based restricted common shares awarded in 2007 are included in the "Estimated Future Payouts Under Equity Incentive Plan Awards" columns of the Grants of Plan-Based Awards table.

Time-Based Restricted Shares. The Company also views long-term equity-based incentives as an important tool for retaining executive talent. If the executive officer remains an employee at the end of the vesting period, the time-based restricted common shares will vest and no longer be subject to forfeiture on that date. The time-based restricted common shares awarded in 2007 are included in the "All Other Stock Awards" column of the Grants of Plan-Based Awards table.

Timing of Grants. It is the intent of the Committee to approve the restricted shares grant awards at the first regular meeting of the year; awards were granted at the February meeting for 2007. As a general practice, restricted share grant awards are approved only once a year unless a situation arises whereby a compensation package is approved for a newly hired or promoted executive officer and equity-based compensation is a component.

Perquisites

The Company provides executive officers with perquisites the Company and the Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Committee periodically reviews the levels of perquisites provided to executive officers.

Perquisites that are provided to executive officers are different by individual and could include an auto allowance, fully paid premiums for healthcare coverage, relocation allowances and country club dues. Incremental costs of the perquisites listed above for the NEOs are included in the "All Other Compensation" column of the Summary Compensation Table.

Employment Agreements

In early 2006, the Company entered into a negotiated employment agreement with Mr. Corey that provided for a base salary of $525,000; a guaranteed bonus for fiscal year 2006 of at least $250,000; participation in the annual incentive plan at a target of 70% of base salary; relocation benefits; a monthly car allowance; reimbursement of country club dues and a one-time initiation fee; reimbursement of Mr. Corey's premium on his life insurance policy; participation in the Company's customary benefit plans and reimbursement of out-of-pocket expenses not to exceed $5,000 per covered family member on an annual basis. Mr. Corey was awarded 150,000 restricted common shares under the Company's Long-Term Incentive Plan. The shares vest and are no longer subject to forfeiture 25% on January 16, 2006 and 25% on each January 16, 2007, 2008, and 2009. We entered into this agreement with Mr. Corey to address conditions of his employment when he joined Stoneridge in 2006 and to provide some security upon accepting this new position.

In addition, if Mr. Corey is terminated by the Company without cause, the Company will be obligated to provide as severance the compensation and benefits described below under "Potential Change in Control and Other Post-Employment Payments."

The Company has not entered into employment agreements with any other NEO.

Termination and Change in Control Payments

The Company has entered into change in control agreements with our executive officers. These agreements are designed to promote stability and continuity of senior management, both of which are in the best interest of Stoneridge and our shareholders. Our termination and change in control provisions for the NEOs are summarized below under "Potential Change in Control and Other Post-Employment Payments."

Deferred Compensation

Executive officers, as well as other key employees, may elect to have all or a portion of their base salary, annual incentive and equity-based compensation deferred until a future date pursuant to the Stoneridge, Inc. Employees' Deferred Compensation Plan. This plan provides participants with a cost-effective tool to save for retirement or another specific financial need. Employees may elect to defer receipt of the compensation for three or five years from the last day of the calendar year in which it was deferred or until the date the employee separates from service. Amounts related to deferred cash compensation earn interest at a rate equal to the prime rate plus one percentage point, compounded quarterly. Distributions of deferred compensation may be made in one lump sum payment, five equal, annual installments or ten equal, annual installments.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended ("IRC"), generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to a company's CEO and the other NEOs. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met.

The Committee believes that it is generally in the Company's best interest to attempt to structure performance-based compensation, including performance share award grants and annual incentive awards, to NEOs who may be subject to Section 162(m) in a manner that satisfies the statute's requirements. Currently, all annual compensation is designed to be deductible under Section 162(m); however, in the future, the Committee may determine that it is appropriate to pay compensation which is not deductible.

Accounting Treatment of Compensation

As one of many factors, the Committee considers the financial impact in determining the amount of and allocation of the different pay elements, including Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS 123(R)") implications of the long-term incentives.

Compensation Committee Report

We have reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and, based on the review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Compensation Committee

Earl L. Linehan, Chairman
Kim Korth
William M. Lasky

Summary Compensation Table

The following table provides information regarding the compensation of our Chief Executive Officer, our Chief Financial Officer and our three most highly compensated persons for 2007.

Name and Principal Position	Year	Salary	Bonus	Stock Awards (3)	Non-Equity Incentive Plan Compensation (4)	All Other Compensation (5)	Total
John C. Corey	2007	$610,000	$ —	$631,775	$537,532	$ 86,467	$1,865,774
President & Chief Executive Officer	2006	505,527	250,000(2)	793,735	116,495	234,174	1,899,931
George E. Strickler.	2007	315,000	—	176,179	211,625	30,397	733,201
Executive Vice President, Chief Financial Officer & Treasurer	2006	292,341	—	84,486	117,677	26,511	521,015
Mark J. Tervalon	2007	278,250	—	108,781	128,336	45,280	560,646
Vice President & President of the Stoneridge Electronics Division	2006	254,912(1)	—	67,701	110,492	17,054	450,159
Thomas A. Beaver	2007	267,800	—	89,650	168,352	26,765	552,567
Vice President of Global Sales & Systems Engineering	2006	260,000	—	61,708	137,046	17,662	476,416
Vincent F. Suttmeier.	2007	213,000	—	76,372	116,985	13,510	419,867
Vice President & General Manager of Stoneridge Pollak	2006	206,004	—	58,488	41,375	12,140	318,008

(1) Mr. Tervalon elected to defer $8,833 of his 2006 salary.

(2) Mr. Corey elected to defer 50% of his 2006 bonus.

(3) The amounts included in the "Stock Awards" column represent the compensation cost recognized in each year related to non-option stock awards, as described in SFAS 123(R) . For a discussion of valuation assumptions, see Note 7 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2007. Please see the Grants of Plan-Based Awards for 2007 table for more information regarding the stock awards granted in 2007.

(4) The amount shown for each NEO in the "Non-Equity Incentive Plan Compensation" column is attributable to an annual incentive award earned in the fiscal year listed, but paid in the subsequent fiscal year. Mr. Corey has elected to defer 50% of his 2007 and 2006 annual incentive award when paid. Mr. Tervalon elected to defer 10% of his 2006 annual incentive award when paid.

(5) The amounts shown for 2007 in the "All Other Compensation" column are comprised of the following:

	Auto Allowance	401(k) Contribution	Life Insurance	Gross Up on Life Insurance	Healthcare Costs	Gross Up on Healthcare Cost	Relocation	Gross Up on Relocation	Group Term Life Insurance	Club Dues	Other	Total
Mr. Corey.	$14,400	$10,125	$14,056	$9,900	$16,292	$11,475	$ —	$ —	$7,524	$ —	$2,695	$86,467
Mr. Strickler	9,000	9,325	—	—	—	—	—	—	2,993	5,498	3,581	30,397
Mr. Tervalon	—	10,521	—	—	—	—	9,158	6,092	608	15,537	3,364	45,280
Mr. Beaver	14,400	9,864	—	—	—	—	—	—	1,336	—	1,165	26,765
Mr. Suttmeier . . .	—	9,945	—	—	—	—	—	—	1,365	400	1,800	13,510

Grants of Plan-Based Awards for 2007

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Threshold	Target	Maximum	Estimated Future Payouts Under Equity Incentive Plan Awards(2) Threshold	Target	Maximum	All Other Stock Awards: Number of Shares of Stock or Units (3)	Grant Date Fair Value of Stock and Option Awards (4)
John C. Corey		$244,000	$488,000	$976,000					n/a
	2/25/07				26,200	52,400	78,600	52,400	$1,575,930
George E. Strickler		86,625	173,250	346,500					n/a
	2/25/07				7,000	14,000	21,000	14,000	233,081
Mark J. Tervalon		62,607	125,213	250,426					n/a
	2/25/07				4,750	9,500	14,250	9,500	285,713
Thomas A. Beaver		60,255	120,510	241,020					n/a
	2/25/07				3,875	7,750	11,625	7,750	233,081
Vincent F. Suttmeier		47,925	95,850	191,700					n/a
	2/25/07				2,500	5,000	7,500	5,000	150,375

(1) The amounts shown reflect awards granted under the Company's 2007 Annual Incentive Plan. In December 2006, the Compensation Committee approved 2007 target AIP awards expressed as a percentage of the executive officer's 2007 base salary, and individual and Company performance measures for the purpose of determining the amount paid out under the AIP for each executive officer for the year ended December 31, 2007. The amount shown in the "target" column represents the target percentage of each executive officer's 2007 base salary. The amount shown in the "maximum" column represents the maximum amount payable under the AIP, which is 200% of the target amount shown. The amount shown in the "threshold" column represents the amount payable under the AIP if only the minimum level of company and personal performance is attained, which is 50% of the target amount shown. Please see Compensation Discussion and Analysis — Annual Incentive Plan for more information regarding the Company's AIP awards and performance measures.

(2) The amounts shown reflect grants of performance-based restricted shares ("PBRS") under the Company's Long-Term Incentive Plan. The amount of PBRS that vest and are no longer subject to forfeiture will be determined on the third anniversary of the date of grant (assuming the grantee is still employed on that date) based on cumulative earnings per share between January 1, 2007 and December 31, 2009. The amounts shown in the "target" column represent those shares of PBRS granted that will vest if performance targets are attained. Each amount shown in the "maximum" column represents the maximum amount of shares that will vest under each grant, which is 150% of the target shown. Each amount shown in the "threshold" column represents the minimum amount of shares that will vest under each grant if the minimum level of performance is attained, which is 50% of the target amount shown. Please see Compensation Discussion & Analysis — Long-Term Equity-Based Incentive Awards for more information regarding the PBRS.

(3) The amounts shown reflect grants of time-based restricted shares ("TBRS") under the Company's Long-Term Incentive Plan. The TBRS granted on February 25, 2007 will vest and no longer be subject to forfeiture on the third anniversary of the date of grant (assuming the grantee is still employed on that date).

(4) The amounts included in "Fair Value of Awards" column represent the aggregate grant date fair value of the awards computed in accordance with SFAS 123(R). For a discussion of valuation assumptions, see Note 7 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2007.

Outstanding Equity Awards at Year-End

Name	Option Awards: Number of Securities Underlying Unexercised Options Exercisable	Option Awards: Option Exercise Price	Option Awards: Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested(1)	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Stock Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1)
John C. Corey	10,000	$15.725	5/10/2014	75,000(4)	$603,000	82,500(8)	$663,300
				55,000(5)	442,200	78,600(9)	631,944
				52,400(6)	421,296		
George E. Strickler.	—	—	—	7,500(3)	60,300	41,250(8)	331,650
				27,500(5)	221,100	21,000(9)	168,840
				14,000(6)	112,560		
Mark J. Tervalon	4,000	10.385	2/4/2013	2,850(2)	22,914	10,700(7)	86,028
				12,500(5)	100,500	18,750(8)	150,750
				9,500(6)	76,380	14,250(9)	114,570
Thomas A. Beaver	2,000	14.720	4/15/2009	2,850(2)	22,914	10,700(7)	86,028
	3,000	5.125	1/9/2011	9,250(5)	74,370	13,875(8)	111,555
	20,000	7.925	2/8/2012	7,750(6)	62,310	11,625(9)	93,465
	20,000	10.385	2/4/2013				
Vincent F. Suttmeier	2,500	7.820	7/28/2010	2,850(2)	22,914	10,700(7)	86,028
	4,000	7.925	2/8/2012	9,250(5)	74,370	13,875(8)	111,555
	2,000	10.385	2/4/2013	5,000(6)	40,200	7,500(9)	60,300

(1) Based on the closing price of the Company's common shares on December 31, 2007 ($8.04), as reported on the New York Stock Exchange.

(2) Restricted shares vest in two equal installments on April 18, 2008 and 2009.

(3) Restricted shares vest in three equal installments on January 11, 2008, 2009 and 2010.

(4) Restricted shares vest in two equal installments on January 16, 2008 and 2009.

(5) Restricted shares vest on July 23, 2009.

(6) Restricted shares vest on February 25, 2010.

(7) Performance shares vest on April 18, 2008 subject to achievement of specified financial performance metrics.

(8) Performance shares vest on July 23, 2009 subject to achievement of specified financial performance metrics.

(9) Performance shares vest on February 25, 2010 subject to achievement of specified financial performance metrics.

Option Exercises and Stock Vested for 2007

Name	Stock Awards: Number of Shares Acquired on Vesting	Stock Awards: Value Realized on Vesting
John C. Corey	37,500	$344,250
George E. Strickler.	2,500	22,225
Mark J. Tervalon	3,091	38,502
Thomas A. Beaver	3,091	38,502
Vincent F. Suttmeier.	2,525	31,528

Nonqualifed Deferred Compensation for Fiscal Year 2007

Name	Executive Contributions in Last FY	Aggregate Earnings in Last FY	Aggregate Balance at Last FYE
John C. Corey	$183,247	$13,528	$196,775
George E. Strickler	—	—	—
Mark J. Tervalon	—	849	9,871
Thomas A. Beaver	—	—	—
Vincent F. Suttmeier	—	—	—

Mr. Corey deferred a portion of his bonus and annual incentive payment earned in 2006, paid in 2007.

Potential Change in Control and Other Post-Employment Payments

In July 2007, we entered into an Amended and Restated Change in Control Agreement (the "CIC Agreement") with each NEO and certain other senior management employees. Our change in control agreements were designed to provide for continuity of management in the event of change in control of the Company. We think it is important for our executives to be able to react neutrally to a potential change in control and not be influenced by personal financial concerns. We believe our arrangements are consistent with market practice. We set the level of benefits at two times base and average incentive award (described in detail below) to remain competitive with our select peer group. Finally, all payments under the CIC Agreement are conditioned on a no-compete, non-solicitation and non-disparagement agreement. The change in control agreements replaced and superseded change in control agreements we previously entered into with these employees. The Committee determined that amending and restating prior agreements was necessary to comply with recently adopted final regulation under IRC Section 409A, to add a non-competition clause for our protection, to address ambiguity in the prior agreements and to add a conditional gross up of any excise tax imposed under IRC Section 280G.

We believe that the CIC Agreements should compensate executives displaced by a change in control and not serve as an incentive to increase an executive's personal wealth. Therefore, our CIC Agreements are "double trigger" arrangements. In order for the executives to receive the payments and benefits set forth in the agreement, both of the following must occur:

- a change in control of the Company; and
- a triggering event:
    - the Company separates NEO from service, other than in the case of a termination for cause, within two years of the change in control; or
    - NEO separates from service for good reason (defined as material reduction in NEO's title, responsibilities, power or authority, or assignment of duties that are materially inconsistent to previous duties, or material reduction in NEO's compensation and benefits, or require NEO to work from any location more than 100 miles from previous location) within two years of the change in control.

If the events listed above occur and the executive delivers a release to the Company, the Company will be obligated to provide the following to the executive:

- two times the greater of the NEO's annual base salary at the time of a triggering event or at the time of the occurrence of a change in control;
- two times the greater of the NEO's average annual incentive award over the last three completed fiscal years or the last five completed fiscal years;
- an amount equal to the pro rata amount of annual incentive compensation the NEO would have been entitled to at the time of a triggering event calculated on the assumption that 100% personal and Company goals were achieved;
- continued life and health insurance benefits for twenty-four months following termination; and

- a gross-up payment to provide the NEO with an amount, on an after-tax basis, equal to any excise taxes payable by the NEO under tax laws in connection with payments described above. However, if the NEO's total payments described above fall above the 280G limit (within the meaning of IRC Section 280G) by 110% or less, then the total payments will be reduced to avoid triggering excise tax.

Upon a change in control as defined in the LTIP, the restricted common shares included on the Outstanding Equity Awards at Year-End table that are not performance-based vest and are no longer subject to forfeiture; the performance-based restricted common shares included on the Outstanding Equity Awards at Year End table vest and are no longer subject to forfeiture based on target achievement levels.

No severance is payable if the NEO's employment is terminated for "cause," if they resign, or if they die.

Value of Payment Presuming Hypothetical December 31, 2007 Termination Date

Assuming the events described in the table below occurred on December 31, 2007, each NEO would be eligible for the following payments and benefits:

John C. Corey	Resignation	Termination Without Cause	Change in Control and NEO resigns for Good Reason or is Terminated without Cause	Disability	Death
Base Salary	$ —	$1,220,000	$1,220,000	$152,500	$ —
Annual Incentive Award	—	904,027	1,075,064	—	—
Unvested and Accelerated Restricted Shares	—	928,837	1,466,496	301,500	301,500
Unvested and Accelerated Performance Shares	—	—	863,496	325,837	325,837
Deferred Compensation Plan	196,775	196,775	196,775	196,775	196,775
Health & Welfare Benefits	—	58,608	58,608	—	—
Tax Gross-Up	—	—	1,421,233	—	—
Total	$196,775	$3,308,247	$6,301,672	$976,612	$824,112

George E. Strickler	Resignation	Termination Without Cause	Change in Control and NEO resigns for Good Reason or is Terminated without Cause	Disability or Death
Base Salary	$ —	$ —	$ 630,000	$ —
Annual Incentive Award	—	—	423,250	—
Unvested and Accelerated Restricted Shares	—	195,967	393,960	20,100
Unvested and Accelerated Performance Shares	—	—	333,660	135,667
Deferred Compensation Plan	—	—	—	—
Health & Welfare Benefits	—	—	33,053	—
Tax Gross-Up	—	—	665,116	—
Total	$ —	$195,967	$2,479,039	$155,767

Thomas A. Beaver	Resignation	Termination Without Cause	Change in Control and NEO resigns for Good Reason or is Terminated without Cause	Disability or Death
Base Salary	$ —	$ —	$ 535,600	$ —
Annual Incentive Award	—	—	240,933	—
Unvested and Accelerated Restricted Shares	—	75,335	159,594	11,457
Unvested and Accelerated Performance Shares	—	—	193,764	103,941
Deferred Compensation Plan	—	—	—	—
Health & Welfare Benefits	—	—	13,448	—
Tax Gross-Up	—	—	—	—
Total	$ —	$75,335	$1,143,339	$115,398

Mark J. Tervalon	Resignation	Termination Without Cause	Change in Control and NEO resigns for Good Reason or is Terminated without Cause	Disability or Death
Base Salary	$ —	$ —	$ 556,500	$ —
Annual Incentive Award	—	—	242,329	—
Unvested and Accelerated Restricted Shares	—	91,576	199,794	11,457
Unvested and Accelerated Performance Shares	—	—	233,964	120,182
Deferred Compensation Plan	9,871	9,871	9,871	9,871
Health & Welfare Benefits	—	—	32,442	—
Tax Gross-Up	—	—	427,305	—
Total	$9,871	$101,447	$1,702,205	$141,510

Vincent F. Suttmeier	Resignation	Termination Without Cause	Change in Control and NEO resigns for Good Reason or is Terminated without Cause	Disability or Death
Base Salary	$ —	$ —	$426,000	$ —
Annual Incentive Award	—	—	130,864	—
Unvested and Accelerated Restricted Shares	—	69,192	137,484	11,457
Unvested and Accelerated Performance Shares	—	—	171,654	97,799
Deferred Compensation Plan	—	—	—	—
Health & Welfare Benefits	—	—	3,544	—
Tax Gross-Up	—	—	—	—
Total	$ —	$69,192	$869,546	$109,256

Directors' Compensation

Cash Compensation

Each director who is not an employee of the Company receives a retainer of $35,000 per year for being a director, $1,000 for attending each meeting of the Board of Directors and $500 for each telephonic meeting of the Board of Directors. The non-executive Chairman receives twice the annual retainer and Board meeting fees than the other directors. There is no additional fee received for attending committee meetings unless such meeting takes place on a day other than the same day as a meeting of the Board of Directors, in which case committee members receive $1,000 for attending such meetings and $500 when the meetings are held telephonically. The Audit Committee chairman receives additional compensation of $7,500 per year and the Compensation Committee chairman receives additional compensation of $4,000 per year. In addition in 2007, the chairperson of a Board special committee received additional compensation of $70,000 per year. Directors who are also employees of the Company are not paid additional compensation for serving as a director. The Company reimburses out-of-pocket expenses incurred by all directors in connection with attending Board of Directors' and committee meetings.

Equity Compensation

Pursuant to the Directors' Restricted Shares Plan, non-employee directors are eligible to receive awards of restricted common shares. In 2007, each non-employee director who served on the Board of Directors was granted 5,100 restricted common shares except for Mr. Lasky who was granted 10,200 restricted common shares. The restrictions for those shares lapsed on February 26, 2008.

Deferred Compensation

A non-employee director may elect to have all or a portion of their retainer fees, meeting fees and equity compensation deferred until a future date pursuant to the Stoneridge, Inc. Outside Directors' Deferred Compensation Plan. Directors may elect to defer receipt of the compensation for three or five years from the last day of the calendar year in which it was deferred or until the date the director separates from service. Amounts related to deferred cash compensation earn interest at a rate equal to the prime rate plus one percentage point, compounded quarterly. Distributions of deferred compensation may be made in one lump sum payment, five equal, annual installments or ten equal, annual installments.

Director Compensation Table

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Total
Avery S. Cohen	$ 51,500	$ 50,278	$101,778
Jeffrey P. Draime	45,500	50,278	95,778
Sheldon J. Epstein	59,000	50,278	109,278
Douglas C. Jacobs	65,500	50,278	115,778
Kim Korth	117,583	50,278	167,861
William M. Lasky	109,500	100,555	210,055
Earl L. Linehan	66,000	50,278	116,278

(1) The amounts included in the "Stock Awards" column represent compensation costs recognized by the Company in 2007 related to non-options awards to directors, computed in accordance with SFAS 123(R). For a discussion of the valuation assumptions, see Note 7 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2007. The grant date fair value of stock awards granted in 2007, computed in accordance with SFAS 123(R), was $120,666 for Mr. Lasky and $60,333 for each other director.

ADDITIONAL INFORMATION

Shareholders Proposals for 2009 Annual Meeting of Shareholders

Proposals of shareholders intended to be presented, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), at the Company's 2009 Annual Meeting of Shareholders must be received by the Company at Stoneridge, Inc., 9400 East Market Street, Warren, Ohio 44484, on or before December 1, 2008, for inclusion in the Company's proxy statement and form of proxy relating to the 2009 Annual Meeting of Shareholders. In order for a shareholder's proposal outside of Rule 14a-8 under the Exchange Act to be considered timely within the meaning of Rule 14a-4(c) of the Exchange Act, such proposal must be received by the Company at the address listed in the immediately preceding sentence not later than February 12, 2009.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and owners of more than 10% of the Company's common shares, to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of the Company's common shares and other equity securities. Executive officers, directors and owners of more than 10% of the common shares are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a).

To the Company's knowledge, based solely on the Company's review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended December 31, 2007, all Section 16(a) filing requirements applicable to the Company's executive officers, directors and greater-than-10% beneficial owners were complied with, except that Mr. Edward F. Mosel was late in filing one Form 4 relating to one transaction.

Other Matters

If the enclosed proxy card is executed and returned to us, the persons named in it will vote the common shares represented by that proxy at the meeting. The form of proxy permits specification of a vote for the election of directors as set forth under "Election of Directors" above, the withholding of authority to vote in the election of directors, or the withholding of authority to vote for one or more specified nominees. When a choice has been specified in the proxy, the common shares represented will be voted in accordance with that specification. If no specification is made, those common shares will be voted at the meeting to elect directors as set forth under "Election of Directors" above and FOR the proposal to ratify the appointment of Ernst & Young as the Company's independent auditors for the year ending December 31, 2008.

The holders of shares of a majority of the common shares outstanding on the record date, present in person or by proxy, shall constitute a quorum for the transaction of business to be considered at the Annual Meeting of Shareholders. Under Ohio law and the Company's Amended and Restated Articles of Incorporation, as amended, broker non-votes and abstaining votes will not be counted in favor of or against any nominee but will be counted as present for purposes of determining whether a quorum has been achieved at the meeting and will, in effect, be votes against the proposal relating to the ratification of Ernst & Young. Director nominees who receive the greatest number of affirmative votes will be elected directors. The proposals to approve the ratification of Ernst & Young must receive the affirmative vote of a majority of the Company's common shares present at the meeting. All other matters to be considered at the meeting require for approval the favorable vote of a majority of the common shares voted at the meeting in person or by proxy (or such different percentage as established by applicable law). If any other matter properly comes before the meeting, the persons named in the proxy will vote thereon in accordance with their judgment. The Company does not know of any other matter that will be presented for action at the meeting and the Company has not received any timely notice that any of the Company's shareholders intend to present a proposal at the meeting.

By order of the Board of Directors,

AVERY S. COHEN,
Secretary

Dated: April 4, 2008

SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No.)

Filed by the Registrant ☒

Filed by a party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to § 240.14a-12

Stoneridge, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials:

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount Previously Paid:

Not Applicable

(2) Form, Schedule or Registration Statement No.:

Not Applicable

(3) Filing Party:

Not Applicable

(4) Date Filed:

Not Applicable


Stoneridge

c/o National City Bank
Shareholder Services Operations
Loc 5352
P. O. Box 94509
Cleveland, OH 44101-4509

Proxy must be signed and dated below.
↓ Please fold and detach card at perforation before mailing. ↓


Stoneridge

STONERIDGE, INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned hereby appoints John C. Corey, George E. Strickler and William M. Lasky, and each of them, attorneys and proxies of the undersigned, with full power of substitution, to attend the Annual Meeting of Shareholders of Stoneridge, Inc. to be held at the Grand Pavilion at the Avalon Inn located at 9519 East Market Street, Warren, Ohio 44484, on Monday, May 5, 2008, at 10:00 a.m. Eastern Time, or any adjournment thereof, and to vote the number of common shares of Stoneridge, Inc. which the undersigned would be entitled to vote, and with all the power the undersigned would possess if personally present.

Receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement dated April 4, 2008, is hereby acknowledged.

Dated: ______________________________, 2008

____

____

Signature(s)

Please sign exactly as your name or names appear hereon, indicating, where proper, official position or representative capacity.

PLEASE MARK, SIGN, DATE, AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to attend the Annual Meeting of Shareholders, you can be sure your shares are represented at the meeting by promptly returning your proxy in the enclosed envelope.

↓ **Please fold and detach card at perforation before mailing.** ↓

STONERIDGE, INC. **PROXY**

The Proxies will vote as specified below, or if a choice is not specified, they will vote FOR the nominees listed in proposal 1 and FOR proposal 2.

1. Nominees for election as directors, each to serve until the next annual meeting of the shareholders and until his successor has been duly elected and qualified:

John C. Corey	Jeffrey P. Draime	Sheldon J. Epstein	Douglas C. Jacobs
Kim Korth	William M. Lasky	Earl L. Linehan	

❑ **FOR** all nominees listed above *(except as marked to the contrary below)*

❑ **WITHHOLD** AUTHORITY *to vote for all nominees listed above*

INSTRUCTIONS: To withhold authority to vote for any particular nominee, write that nominee's name on the line provided below:

____

2. Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2008.

❑ **FOR** ❑ **AGAINST** ❑ **ABSTAIN**

3. On such other business as may properly come before the meeting.

(CONTINUED ON REVERSE SIDE)


Stoneridge

Senior Management



2007 Corporate Information

CORPORATE OFFICES
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484
330.856.2443
www.stoneridge.com

STOCK EXCHANGE
Common Shares of Stoneridge are traded on the New York Stock Exchange (NYSE) under the symbol SRI.

DIVIDEND POLICY
The Company has not declared any cash dividends since its initial public offering in 1997. The Company presently expects to retain all future earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, both the Company's senior notes and credit agreement impose limitations on the amounts of dividends that can be paid.

TRANSFER AGENT AND REGISTRAR
National City Bank acts as the Transfer Agent and Registrar for the Company. Questions on change of ownership, total shares owned, consolidation of accounts and other such matters should be sent to:
National City Bank
Corporate Trust Operations
Third Floor, North Annex
4100 West 150th Street
Cleveland, Ohio 44135-1385

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP, Cleveland, Ohio, is the independent public accounting firm retained by the Company.

ANNUAL MEETING
The Annual Meeting of Shareholders will take place at 10:00 a.m. Monday, May 5, 2008, in Warren, Ohio.

A notice of the meeting, together with a form of proxy and a proxy statement, will be mailed to shareholders on or about April 4, 2008.

FORM 10-K
Stoneridge's Form 10-K filed with the Securities and Exchange Commission (SEC) for the year ended December 31, 2007, is available without cost to shareholders at www.stoneridge.com or upon written request to:
Investor Relations Department
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484

CORPORATE GOVERNANCE
The Company's Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, Whistleblower Policy and Procedures, and the charters of the Board's Audit, Compensation, and Nominating and Corporate Governance Committees are posted on the Company's website. Written copies of these documents are available to any shareholder upon request by contacting the Investor Relations Department.

Board of Directors



FORWARD-LOOKING STATEMENTS

This annual report may contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied in this report. Further information concerning issues that could materially affect financial performance related to forward-looking statements can be found in Stoneridge's Annual Report on Form 10-K, a copy of which is included in this report, and the Company's periodic filings with the SEC.



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STONERIDGE, INC.

9400 East Market Street

Warren, Ohio 44484

330.856.2443

www.stoneridge.com


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